UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 23, 2023 (October 22, 2023)

HESS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	No. 1-1204	13-4921002
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1185 Avenue of the Americas
New York, New York 10036
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (212) 997-8500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Ticker Symbol	Name of each exchange on which registered
Common Stock, par value $1.00 per share	HES	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry Into a Material Definitive Agreement.

Merger Agreement

On October 22, 2023, Hess Corporation (the “Company” or “Hess”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Chevron Corporation (“Chevron”) and Yankee Merger Sub Inc., a direct, wholly-owned subsidiary of Chevron (“Merger Subsidiary”). The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, Merger Subsidiary will be merged with and into Hess, with Hess surviving and continuing as the surviving corporation in the Merger as a direct, wholly-owned subsidiary of Chevron (such transaction, the “Merger”).

At the Effective Time (as such term is defined in the Merger Agreement), each outstanding share of common stock of Hess, par value $1.00 per share (the “Company Common Stock”), will be converted into the right to receive 1.025 (the “Exchange Ratio”) of a share of common stock of Chevron, par value $0.75 per share (“Chevron Common Stock”), plus cash in lieu of any fractional shares of Chevron Common Stock that otherwise would have been issued (the “Merger Consideration”).

Pursuant to the Merger Agreement, at the Effective Time, (i) each then outstanding Hess stock option and restricted stock award and each then outstanding performance share unit (“PSU”) award granted on or after the date of the Merger Agreement will be converted into corresponding Chevron equity awards based on the Exchange Ratio, subject to the same terms and conditions applicable to such awards immediately prior to the Effective Time (except that any performance conditions applicable to such PSU award will be deemed to be achieved at the target level as of the Effective Time) and (ii) each then outstanding PSU award granted prior to the date of the Merger Agreement will be deemed to be earned at the maximum level and converted into a restricted cash award in an amount per PSU award equal to the average closing trading price of a share of Chevron Common Stock for the 20 business days ending on and including the second to last business day prior to the Effective Time multiplied by the Exchange Ratio, and in each case shall remain subject to the same terms and conditions as applied to such awards immediately prior to the Effective Time (other than the performance conditions).

The board of directors of Hess has unanimously approved the Merger Agreement and resolved to recommend the adoption of the Merger Agreement by Hess stockholders, who will be asked to vote on the adoption of the Merger Agreement at a special stockholders meeting.

The completion of the Merger is subject to satisfaction or waiver of certain customary mutual closing conditions, including (i) the receipt of the required approval from Hess stockholders, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) applicable to the Merger, (iii) the absence of any order or law prohibiting consummation of the Merger, (iv) the effectiveness of the Registration Statement on Form S-4 to be filed by Chevron pursuant to which the shares of Chevron Common Stock to be issued in connection with the Merger will be registered with the U.S. Securities and Exchange Commission (the “SEC”) and (v) the authorization for listing on the New York Stock Exchange of the shares of Chevron Common Stock to be issued in connection with the Merger. The obligation of each party to consummate the Merger is also conditioned upon the other party having performed in all material respects its obligations under the Merger Agreement and the other party’s representations and warranties in the Merger Agreement being true and correct (subject to certain materiality qualifiers). The obligation of Hess to consummate the merger is also subject to the receipt of a tax opinion from legal counsel that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement contains customary representations and warranties of Hess and Chevron relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of Hess and Chevron, including a covenant of Hess relating to using all reasonable best efforts to conduct its business in the ordinary course, subject to certain exceptions, and covenants of each party to refrain from taking certain actions without the other party’s consent. Hess and Chevron also agreed to use their respective reasonable best efforts to cause the Merger to be consummated, to avoid or eliminate impediments under any antitrust laws or any other applicable law, and to obtain expiration or termination of the waiting period under the HSR Act and any other applicable regulatory approvals, subject to certain exceptions.

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The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time or the earlier termination of the Merger Agreement, Hess is subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, provide non-public information to third parties and engage in negotiations with third parties regarding alternative acquisition proposals, subject to exceptions.

The Merger Agreement contains termination rights for each of Hess and Chevron, including, among others, (i) if the consummation of the Merger does not occur on or before April 18, 2024 (the “End Date”); except that the End Date will automatically be successively extended to October 22, 2024, April 22, 2025 and October 22, 2025 if all required applicable regulatory approvals have not been obtained by what would otherwise be the End Date but all other conditions to closing have been satisfied (other than those conditions that by their terms are to be satisfied at the closing, each of which is capable of being satisfied) or (to the extent permitted by law) waived; and (ii) subject to certain conditions, if Hess wishes to terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal (as such term is defined in the Merger Agreement). Upon termination of the Merger Agreement under specified circumstances, including the termination by Chevron in the event of a change of recommendation by the board of directors of Hess or by Hess in order to enter into a definitive agreement with respect to a Superior Proposal, Hess would be required to pay Chevron a termination fee of $1.715 billion.

The foregoing description of the Merger Agreement and the transactions contemplated thereby in this Current Report on Form 8-K is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

Voting Agreement

On October 22, 2023, concurrently with the execution and delivery of the Merger Agreement, the Company entered into a Voting and Support Agreement (the “Voting Agreement”) with Chevron and John B. Hess (the “Stockholder”), pursuant to which and on the terms and subject to the conditions thereof, among other things, the Stockholder has agreed to vote (or cause to be voted) all of the Company Common Stock of which the Stockholder is the sole or shared record and/or beneficial owner in favor of adoption of the Merger Agreement. The Voting Agreement also imposes certain restrictions on the transfer of shares of Company Common Stock over which the Stockholder has sole record and/or beneficial ownership, other than with the prior written consent of Chevron. The Voting Agreement will terminate on the earliest to occur of (i) the time that the Merger Agreement is adopted by stockholders of the Company, (ii) such date and time as the Merger Agreement is terminated, (iii) the Effective Time, or (iv) any change in the recommendation of the board of directors of Hess against the Merger.

The foregoing description of the Voting Agreement is qualified in its entirety by the full text of the Voting Agreement, which is attached hereto as Exhibit 10.1 and is incorporated by reference herein.

The Merger Agreement and the Voting Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about Hess or Chevron or the Stockholder. The representations, warranties and covenants contained in the Merger Agreement and the Voting Agreement were made only for purposes of the Merger Agreement or the Voting Agreement, as applicable, as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement or the Voting Agreement, as applicable, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement or the Voting Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement and the Voting Agreement, which subsequent information may or may not be fully reflected in Hess’ public disclosures.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On October 22, 2023, the Company’s board of directors approved and adopted an amendment to the by-laws of the Company to add an exclusive forum by-law. The exclusive forum by-law designates (i) the Delaware Court of

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Chancery (or if the Delaware Court of Chancery does not have subject matter jurisdiction, a state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware) as the sole and exclusive forum for certain types of actions and proceedings, and (ii) the federal district courts of the United States of America as the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, against the Company or any director or officer of the Company. The foregoing description is qualified in its entirety by reference to the text of the exclusive forum by-law, a copy of which is filed as Exhibit 3.1 hereto and is incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

2.1†	Agreement and Plan of Merger, dated as of October 22, 2023, among Chevron Corporation, Yankee Merger Sub Inc. and Hess Corporation†

3.1	Amendment to the By-Laws of the Company

10.1	Voting and Support Agreement, dated October 22, 2023, by and among Chevron Corporation, Hess Corporation and John B. Hess

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements and other forward-looking statements in this document by words such as “expects,” “focus,” “intends,” “anticipates,” “plans,” “targets,” “poised,” “advances,” “drives,” “aims,” “forecasts,” “believes,” “approaches,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “progress,” “may,” “can,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “commits,” “on track,” “objectives,” “goals,” “projects,” “strategies,” “opportunities,” “potential,” “ambitions,” “aspires” and similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the potential transaction, including the expected time period to consummate the potential transaction, and the anticipated benefits (including synergies) of the potential transaction. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Chevron and Hess, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by Chevron and Hess; potential delays in consummating the potential transaction, including as a result of regulatory approvals; Chevron’s ability to integrate Hess’ operations in a successful manner and in the expected time period; the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks that the anticipated tax treatment of the potential transaction is not obtained; unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support; unexpected future capital expenditures; potential litigation relating to the potential transaction that could be instituted against Chevron and Hess or their respective directors; the possibility that the transaction may be more

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expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the announcement, pendency or completion of the potential transaction on the parties’ business relationships and business generally; risks that the potential transaction disrupts current plans and operations of Chevron or Hess and potential difficulties in Hess employee retention as a result of the transaction, as well as the risk of disruption of Chevron’s or Hess’ management and business disruption during the pendency of, or following, the potential transaction; the receipt of required Chevron Board of Directors’ authorizations to implement capital allocation strategies, including future dividend payments; uncertainties as to whether the potential transaction will be consummated on the anticipated timing or at all, or if consummated, will achieve its anticipated economic benefits, including as a result of risks associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the potential transaction which are not waived or otherwise satisfactorily resolved; changes in commodity prices; negative effects of this announcement, and the pendency or completion of the proposed acquisition on the market price of Chevron’s or Hess’ common stock and/or operating results; rating agency actions and Chevron’s and Hess’ ability to access short- and long-term debt markets on a timely and affordable basis; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; labor disputes; changes in labor costs and labor difficulties; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Hess’ control; legislative, regulatory and economic developments targeting public companies in the oil and gas industry; and the risks described in Part I, Item 1A “Risk Factors” of (i) Chevron’s Annual Report on Form 10-K for the year ended December 31, 2022 and (ii) Hess’ Annual Report on Form 10-K for the year ended December 31, 2022, and, in each case, in subsequent filings with the U.S. Securities and Exchange Commission (“SEC”). Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Chevron nor Hess assumes an obligation to update any forward-looking statements, except as required by law. You are cautioned not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes. These forward-looking statements speak only as of the date hereof.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Hess. After the registration statement is declared effective, Hess will mail a definitive proxy statement/prospectus to stockholders of Hess. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Hess may file with the SEC and send to Hess’ stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND HESS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Hess through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors. Copies of the documents filed with the SEC by Hess will be available free of charge on Hess’ website at http://www.hess.com/investors.

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Chevron and Hess and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. Information about the directors and executive officers of Hess is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 24, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 6, 2023. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 23, 2023	HESS CORPORATION

	By:	/s/ Timothy B. Goodell
	Name:	Timothy B. Goodell
	Title:	Executive Vice President, General Counsel and Corporate Secretary

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

October 22, 2023

among

CHEVRON CORPORATION,

YANKEE MERGER SUB INC.

and

HESS CORPORATION

i

DEFINED TERMS

Term	Section
1999 Base Indenture	Section 7.13(e)(i)
1999 Base Indenture Trustee	Section 7.13(e)(i)
2006 Base Indenture	Section 7.13(e)(i)
2006 Base Indenture Trustee	Section 7.13(e)(i)
2023 Pre-Signing PSU Award	Section 1.5(c)(i)(2)
2024 Notes	Section 7.13(e)(i)
2027 Notes	Section 7.13(e)(i)
2029 Notes	Section 7.13(e)(i)
2031 Notes	Section 7.13(e)(i)
2033 Notes	Section 7.13(e)(i)
2040 Notes	Section 7.13(e)(i)
2041 Notes	Section 7.13(e)(i)
2047 Notes	Section 7.13(e)(i)
Acquisition Proposal	Section 7.8(b)
Affected Employees	Section 6.6(b)
Agreement	Preamble
Anti-Corruption Laws	Section 3.17(d)(i)
Anti-Discrimination Laws	Section 3.15(h)
Antitrust Laws	Section 7.1(a)
Book-Entry Shares	Section 1.4(b)
Cap Amount	Section 6.3(d)
CERCLA	Section 3.18(b)
Certificate	Section 1.4(b)
Certificate of Merger	Section 1.1(b)
Change in Control	Section 6.6(a)
Change in the Company Recommendation	Section 5.2(a)
Change of Control Price	Section 1.5(c)(iv)
Closing	Section 1.1(d)
Closing Date	Section 1.1(d)
Code	Recitals
Common Shares Trust	Section 2.2(b)
Company	Preamble
Company 10-K	Section 3.7(a)
Company 10-Q	Section 3.7(a)
Company 401(k) Plans	Section 6.6(f)
Company Balance Sheet	Section 3.8
Company Balance Sheet Date	Section 3.8
Company Benefit Plans	Section 3.15(a)
Company By-Laws	Section 3.1
Company Capital Stock	Section 3.5
Company Charter	Section 3.1
Company Common Stock	Recitals
Company Credit Agreement	Section 5.1(k)
Company Disclosure Schedules	Article III
Company Environmental Permits	Section 3.18(a)
Company Intellectual Property	Section 3.22(a)
Company Material Adverse Effect	Section 3.1
Company Measurement Date	Section 3.5

Term	Section
Company Option	Section 1.5(a)
Company Owned Intellectual Property	Section 3.22(a)
Company Pension Plan	Section 3.15(e)
Company Preferred Stock	Section 3.5
Company Proxy Statement	Section 3.9(a)
Company Recommendation	Section 5.2(f)
Company Retiree Plans	Section 6.6(c)
Company RS Award
Company SEC Documents	Section 3.7(a)
Company Securities	Section 3.5
Company Stockholder Approval	Section 3.2(a)
Company Stockholder Meeting	Section 5.2(f)
Company Subsidiary Securities	Section 3.6(b)
Company Termination Fee	Section 10.5(a)(iii)
Confidentiality Agreement	Section 7.3
Consent Solicitation	Section 7.13(b)
Contract	Section 3.21(a)
COVID-19	Section 5.1
COVID-19 Measures	Section 5.1
Creditors’ Rights	Section 3.2(a)
De Minimis Inaccuracies	Section 8.2(a)
Debt Offer	Section 7.13(b)
Debt Offer Documents	Section 7.13(b)
Debt Offers	Section 7.13(b)
Delaware Court	Section 10.8
DGCL	Recitals
E&P Assets	Section 5.1(i)
Economic Sanctions/Trade Laws	Section 3.17(d)(ii)
Effect	Section 3.1
Effective Time	Section 1.1(b)
End Date	Section 9.1(b)(i)
Environmental Laws	Section 3.18(b)
ERISA	Section 3.15(a)
ERISA Affiliate	Section 3.15(d)
Excess Shares	Section 2.2(a)
Exchange Act	Section 3.3
Exchange Agent	Section 2.1(a)
Exchange Ratio	Section 1.4(a)
FCC	Section 3.3
Foreign Company Benefit Plan	Section 3.15(a)
Form S 4	Section 4.8(a)
GAAP	Section 3.8
Goldman Sachs	37
Government Official	Section 3.17(a)
GP	Section 3.6(c)
Hazardous Substance	Section 3.18(b)
Hess GP Interest	Section 3.6(c)
HINDL	Section 3.6(c)
HSR Act	Section 3.3
Hydrocarbon Contract	Section 3.20(a)
Hydrocarbons	Section 3.20(a)

v

Term	Section
Indemnified Liabilities	Section 6.3(a)
Indemnified Persons	Section 6.3(a)
Indentures	Section 7.13(e)(ii)
Initial End Date	Section 9.1(b)(i)
Intellectual Property	Section 3.22(a)
Intervening Event	Section 5.2(b)(ii)
Intervening Event Match Period	Section 5.2(b)(ii)
Intervening Event Notice	Section 5.2(b)(ii)
knowledge	Section 3.10(e)
Legal Restraint	Section 9.1(c)
Letter of Credit Documents	Section 7.13(e)(iv)
Lien	Section 3.4
Material Contract	Section 3.21(b)
Merger	Recitals
Merger Consideration	Section 1.4(a)
Merger Subsidiary	Preamble
MLP	Section 3.6(a)
MLP 10-K	Section 3.7(b)
MLP 10-Q	Section 3.7(b)
MLP Balance Sheet	Section 3.8
MLP Class A Shares	Section 3.6(c)
MLP Class B Shares	Section 3.6(c)
MLP Credit Agreement	Section 5.1(k)
MLP Partnership Agreement	Section 3.6(c)
MLP Partnership Interests	Section 3.6(c)
MLP SEC Documents	Section 3.7(b)
MLP Securities	Section 3.6(c)
Money Laundering Laws	Section 3.17(d)(iii)
Notes	Section 7.13(e)(i)
NYSE	Section 3.3, Section 2.2(a)
OFAC	Section 3.17(d)(ii)
Opco	Section 3.6(a)
Opco Class A Units	Section 3.6(c)
Opco Class B Units	Section 3.6(c)
Opco Partnership Agreement	Section 3.6(c)
Opco Partnership Interests	Section 3.6(c)
Parent	Preamble
Parent 10-K	Section 4.6(a)
Parent 10-Q	Section 4.6(a)
Parent Balance Sheet	Section 4.7
Parent Balance Sheet Date	Section 4.7
Parent Common Stock	Recitals
Parent Common Stock Issuance	Recitals
Parent Disclosure Schedules
Parent Material Adverse Effect	Section 4.1
Parent Measurement Date	Section 4.5
Parent Preferred Stock	Section 4.5
Parent Retiree Plans	Section 6.6(c)
Parent SEC Documents	Section 4.6(a)
Parent Securities	Section 4.5
Partnership Interests	Section 3.6(c)

Term	Section
Payoff Amount	Section 7.13(a)
Permitted Arrangement	Section 3.4
Permitted Lien	Section 3.4
person	Section 2.1(c)
Person	Section 2.1(c)
Personal Data	37
Pre-2023 PSU Award	Section 1.5(c)(i)(1)
Pre-Signing PSU Award	Section 1.5(c)(i)
Privacy Policies	Section 3.22(c)
Proceeding	Section 6.3(a)
PSU Cash Amount	Section 1.5(c)(iv)
RCRA	Section 3.18(b)
Release	Section 3.18(b)
Reorganization Treatment	Section 7.4(a)
Sanctions Target	Section 3.17(d)(iv)
Sarbanes-Oxley Act	Section 3.10(a)
SEC	Section 1.5(e)(ii)
Section 3.10(b) Disclosures	Section 3.10(b)
Securities Act	Section 3.3
Significant Stockholder	Recitals
Significant Subsidiaries	Section 3.6(a)
Specified Contracts	Section 3.21(a)(xi)
Subject Indebtedness	Section 7.13(a)
Subsidiary	Section 3.6(a)
Substantial Detriment	Section 7.1(c)
Superior Proposal	Section 7.8(b)
Superior Proposal Match Period	Section 5.2(b)(i)
Superior Proposal Notice	Section 5.2(b)(i)
Support Agreement	Recitals
Surviving Corporation	Section 1.1(a)
Tax Proceeding	Section 3.14(b)
Tax Returns	Section 3.14
Taxes	Section 3.14
Transaction Litigation	Section 7.14
Transactions	Recitals
Trustees	Section 7.13(e)(iii)
WARN Act	Section 5.1(h)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of October 22, 2023 is by and among Chevron Corporation, a Delaware corporation (“Parent”), Yankee Merger Sub Inc., a newly formed Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Subsidiary”), and Hess Corporation, a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, it is proposed that, upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Subsidiary will be merged with and into the Company (the “Merger”) in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), with the Company surviving the Merger as the Surviving Corporation (as defined below) and a direct, wholly-owned subsidiary of Parent;

WHEREAS, the Board of Directors of Parent, at a meeting duly called and held on or prior to the date of this Agreement, has unanimously (a) determined that this Agreement and the issuance of the shares of common stock of Parent, par value $0.75 per share (“Parent Common Stock”), pursuant to this Agreement (the “Parent Common Stock Issuance”) and the other transactions contemplated hereby (the “Transactions”), are fair to, and in the best interests of, Parent and Parent’s stockholders and (b) approved and declared advisable this Agreement and the Transactions;

WHEREAS, the Board of Directors of the Company, at a meeting duly called and held on or prior to the date of this Agreement, has unanimously (a) determined that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of the Company’s stockholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby (including the Merger), (c) directed that the adoption of this Agreement be submitted to a vote at a meeting of the holders of shares of common stock, par value $1.00 per share, of the Company (the “Company Common Stock”) and (d) resolved (subject to Section 5.2 and Section 7.8) to recommend the adoption of this Agreement by the holders of Company Common Stock;

WHEREAS, the Board of Directors of Merger Subsidiary has by unanimous vote (a) determined that this Agreement and the Transactions are fair to, and in the best interests of, Merger Subsidiary’s sole stockholder, (b) approved and declared advisable this Agreement and the Transactions and (c) submitted this Agreement to the sole stockholder of Merger Subsidiary, for adoption thereby and recommended that the sole stockholder approve and adopt this Agreement and the Transactions;

WHEREAS, concurrently with the execution of this Agreement and as a condition to Parent’s willingness to enter into this Agreement, John B. Hess (the “Significant Stockholder”) has entered into a Voting and Support Agreement, dated as of the date of this Agreement (the “Support Agreement”) in substantially the form attached hereto as Exhibit A, pursuant to which, among other things, the Significant Stockholder has agreed to vote all shares of Company Common Stock of which he is the sole or shared record and/or beneficial owner in favor of the adoption of this Agreement and to take certain other actions in furtherance of the Transactions, in each case, on the terms and subject to the conditions provided for in the Support Agreement; and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is hereby adopted as a “plan of reorganization” within the meaning of Treasury Regulations sections 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the promises and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, (i) at the Effective Time (as defined below), Merger Subsidiary shall be merged with and into the Company in accordance with the requirements of the DGCL, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”), such that following the Merger, the Surviving Corporation will be a direct, wholly-owned subsidiary of Parent.

(b) On the Closing Date, immediately after the Closing, the Company will file a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware (the “Certificate of Merger”) and the parties shall make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as Parent and the Company may agree and is specified in the Certificate of Merger (the “Effective Time”).

(c) From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and Merger Subsidiary, all as provided under the DGCL.

(d) The closing of the Merger (the “Closing”) shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, 10019 or remotely by exchange of documents and signatures (or their electronic counterparts) on the second (2nd) Business Day following the day on which the last to be fulfilled or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions) shall be fulfilled or waived in accordance with this Agreement (but no later than the End Date) (or at such other place and time as the Company and Parent may agree in writing). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 1.2 Certificate of Incorporation and By-Laws of the Surviving Corporation . Subject to Section 6.3:

(a) At the Effective Time, by virtue of the Merger, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth in Exhibit B, and as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation from and after the Effective Time, until thereafter amended in accordance with its terms and the DGCL.

(b) At the Effective Time, the by-laws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated to read in its entirety as set forth in the by-laws of the Merger Subsidiary, as in effect immediately prior to the Effective Time, except that all references therein to Merger Subsidiary shall be automatically amended and shall become references to the Surviving Corporation, and as so amended and restated, shall be the by-laws of the Surviving Corporation from and after the Effective Time, until thereafter amended in accordance with their terms, the DGCL and the certificate of incorporation of the Surviving Corporation.

Section 1.3 Governance Matters; Directors and Officers of the Surviving Corporation.

(a) Parent and the Board of Directors of Parent shall take all actions necessary such that, effective as of the Effective Time, John B. Hess shall be appointed as a member of the Board of Directors of Parent, subject to such individual’s acceptance of such appointment at or prior to (and which acceptance remains effective as of) the Effective Time.

(b) The directors of Merger Subsidiary immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation, and the officers of Merger Subsidiary immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

Section 1.4 Effect on Capital Stock.

(a) At the Effective Time, subject to the other provisions of Articles I and II, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be canceled pursuant to Section 1.4(d) and any shares of Company Common Stock covered under Section 1.5) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and shall thereafter represent the right to receive 1.025 (the “Exchange Ratio”) share of validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Merger Consideration”).

(b) From and after the Effective Time, all of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of (x) a certificate (each a “Certificate”) or (y) non-certificated shares represented by book-entry (“Book-Entry Shares”) previously representing any such shares of Company Common Stock shall thereafter cease to have any rights with respect thereto, except the right to receive (i) the Merger Consideration, (ii) any dividends or other distributions with a record date prior to the Effective Time which have been declared by the Company in accordance with this Agreement and which remain unpaid at the Effective Time, and any dividends and other distributions in accordance with Section 2.1(f), and (iii) any cash to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 2.2.

(c) If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent or the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Merger Consideration, the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that (i) nothing in this Section 1.4 shall be construed to permit the Company or Parent to take any action with respect to its securities that is otherwise prohibited by the terms of this Agreement and (ii) cash dividends and grants of equity compensation not prohibited by the terms hereof shall not result in any adjustment to the Exchange Ratio.

(d) At the Effective Time, all shares of Company Common Stock that are owned directly by Parent, Merger Subsidiary or the Company shall, by virtue of the Merger and without any action on the part of the holder thereof or any of their respective direct or indirect wholly-owned Subsidiaries, be cancelled and retired and shall cease to exist and no stock of Parent, cash or other consideration shall be delivered in exchange therefor. For the avoidance of doubt, this Section 1.4(d) shall not apply to shares of Company Common Stock held in trust or otherwise set aside from shares held in the Company’s treasury pursuant to a Company Benefit Plan (as such term is defined in Section 3.15).

(e) At the Effective Time, each issued and outstanding share of common stock, par value $0.01 per share, of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall remain outstanding as one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 1.5 Equity Awards.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each outstanding stock option with respect to shares of Company Common Stock (each, a “Company Option”), whether or not vested, shall cease to represent a Company Option, and shall thereafter constitute a stock option, on the same terms and conditions as were applicable under such Company Option immediately prior to the Effective Time, including any provisions for acceleration (which includes those provided in Section 9.01(a) of the Company 2017 Long Term Incentive Plan), with respect to the number of shares of Parent Common Stock (rounded down to the nearest whole number) determined by multiplying (x) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time by (y) the Exchange Ratio. The exercise price per share of Parent Common Stock subject to any such Company Option at and after the Effective Time shall be an amount (rounded up to the nearest one hundredth of a cent) equal to (A) the exercise price per share of Company Common Stock subject to such Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each award of restricted stock (each, a “Company RS Award”) that corresponds to shares of Company Common Stock that is outstanding as of the Effective Time, whether or not vested, shall cease to represent a Company RS Award with respect to Company Common Stock and shall thereafter constitute a restricted stock award, on the same terms and conditions as were applicable under such Company RS Award immediately prior to the Effective Time, including any provisions for acceleration (which includes those provided in Section 9.01(a) of the Company 2017 Long Term Incentive Plan), with respect to the number of shares of Parent Common Stock determined by multiplying (x) the number of shares of Company Common Stock subject to such Company RS Award immediately prior to the Effective Time by (y) the Exchange Ratio; provided, that no fractional shares of Parent Common Stock shall be delivered, and in lieu thereof, on the applicable vesting date, the holder shall become entitled to receive a cash payment (without interest and rounded to the nearest cent) based on the closing trading price of Parent Common Stock as reported by Bloomberg, L.P. on such date. For the avoidance of doubt, any amounts relating to dividends and other distributions, if any, with respect to such Company RS Award that are accrued or accumulated but unpaid as of the Effective Time will carry over and will be paid in accordance with the terms and conditions as were applicable to such Company RS Award immediately prior to the Effective Time.

(c) At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each award of performance share units for which vesting is conditioned in full or in part based on achievement of performance goals or metrics (each, a “Company PSU Award”) that corresponds to shares of Company Common Stock that is outstanding of the Effective Time shall be treated as follows:

(i) Each Company PSU Award granted prior to the date hereof (each, a “Pre-Signing PSU Award”) shall cease to represent a Company PSU Award with respect to Company Common Stock and shall thereafter constitute a right to receive a cash payment (rounded to the nearest cent), on the same terms and conditions as were applicable under such Company PSU Award immediately prior to the Effective Time (other than any performance-based conditions), in an amount equal to the sum of the PSU Cash Amount (as defined below) and any dividend equivalent rights (calculated assuming that any performance-based vesting conditions applicable to such Company PSU Award are achieved at the maximum level) credited with respect to such Company PSU Award, without interest and less applicable withholding Taxes. The Surviving Corporation shall pay the applicable PSU Cash Amount through the Surviving Corporation’s payroll systems, subject in all events to compliance with Section 409A of the Code, if applicable.

(1) With respect to any outstanding Pre-Signing PSU Award that was granted prior to January 1, 2023 (a “Pre-2023 PSU Award”), the PSU Cash Amount in respect of such Pre-2023 PSU Award shall vest on the last day of the original performance cycle for such Pre-2023 PSU Award, subject to the holder’s continued employment through such date (unless the service condition of such Pre-Signing PSU Award has previously lapsed prior to the Closing, in which case there is no continued employment requirement and the applicable PSU Cash Amount shall be subject to proration (if any) to the same extent as set forth in the applicable award agreement based on the reason for the separation from service), and be paid as soon as reasonably practicable (but not later than March 15 of the year) following the end of the original performance cycle; provided that the vesting and payment of such PSU Cash Amount shall be accelerated upon certain qualifying terminations of employment in accordance with the applicable award agreement as in effect immediately prior to the Closing Date, subject to any delay in payment with respect to any Pre-2023 PSU Award that constitutes nonqualified deferred compensation under Section 409A of the Code.

(2) With respect to any outstanding Pre-Signing PSU Award that was granted on or after January 1, 2023 but prior to the date hereof (a “2023 Pre-Signing PSU Award”), the PSU Cash Amount in respect of such 2023 Pre-Signing PSU Award shall vest on the earlier of (x) the last day of the original performance cycle for such 2023 Pre-Signing PSU Award and (y) March 15 of the year following the year in which the Effective Time occurs, subject to the holder’s continued employment through the applicable vesting date (unless the service condition of such 2023 Pre-Signing PSU Award has previously lapsed prior to the Closing, in which case there is no continued employment requirement and the applicable PSU Cash Amount shall be subject to proration (if any) to the same extent as set forth in the applicable award agreement based on the reason for the separation from service), and be paid as soon as reasonably practicable after the applicable vesting date but no later than March 15 of the year following the year in which the Effective Time occurs; provided, that the vesting and payment of such PSU Cash Amount shall be accelerated upon certain qualifying terminations of employment in accordance with the applicable award agreement as in effect as of immediately prior to the Closing Date.

(ii) Each Company PSU Award granted on or following the date hereof shall cease to represent a Company PSU Award with respect to Company Common Stock and shall thereafter constitute a restricted stock unit award, on the same terms and conditions as were applicable under such Company PSU Award immediately prior to the Effective Time (other than any performance-based conditions), including any provisions for acceleration, with respect to the number of shares of Parent Common Stock (rounded to the nearest whole number) determined by multiplying (x) the target number of shares of Company Common Stock subject to such Company PSU Award immediately prior to the Effective Time by (y) the Exchange Ratio.

(iii) For the avoidance of doubt, any amounts relating to any dividend equivalent rights credited with respect to any Company PSU Award that are accrued or accumulated but unpaid as of the Effective Time will carry over and will be paid in accordance with the terms and conditions as were applicable to such Company PSU Award immediately prior to the Effective Time.

(iv) The “PSU Cash Amount” in respect of a Company PSU Award is equal to (x) the number of shares of Company Common Stock earned with respect to such Company PSU Award determined assuming that any performance-based vesting conditions applicable to such Company PSU Award are achieved at the maximum level, multiplied by (y) the Change of Control Price. The “Change of Control Price” is the average closing trading price of Parent Common Stock as reported by Bloomberg, L.P. for the twenty (20) Business Days ending on and including the second to last Business Day prior to the Effective Time multiplied by the Exchange Ratio.

(d) Prior to the Effective Time, the Board of Directors of the Company and/or the Compensation Committee of the Board of Directors of the Company shall adopt resolutions approving the treatment of the Company equity awards pursuant to the terms of this Section 1.5.

(e) Parent Actions.

(i) Parent shall take all corporate action necessary to assume as of the Effective Time the Company’s obligations under the Company Options and Company RS Awards and reserve for issuance a sufficient number of shares of Parent Common Stock for delivery pursuant to the terms set forth in this Section 1.5.

(ii) As soon as practicable after the Effective Time and in any event no later than five days after the Effective Time, Parent shall file with the U.S. Securities and Exchange Commission (the “SEC”) a

registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act with respect to the Parent Common Stock subject to equity-based awards described in this Section 1.5 and shall use its reasonable best efforts to maintain the current status of the prospectus contained therein, as well as comply with any applicable state securities or “blue sky” laws, for so long as such equity-based awards remain outstanding. From and after the date of this Agreement, the Company and its Subsidiaries shall reasonably cooperate with Parent in preparing such registration statement(s) or post-effective amendment(s).

ARTICLE II

EXCHANGE OF CERTIFICATES

Section 2.1 Surrender and Payment.

(a) Prior to the Effective Time, Parent shall appoint a bank, trust company or nationally recognized stockholder services provider or such other Person reasonably acceptable to the Company as the exchange agent (the “Exchange Agent”) for the purpose of exchanging Certificates and Book-Entry Shares representing shares of Company Common Stock. Parent will make available to the Exchange Agent, as needed, the Merger Consideration to be delivered in respect of the shares of Company Common Stock. Promptly after the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of record of shares of Company Common Stock as of the Effective Time, a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent) in such form as the Company and Parent may reasonably agree, for use in effecting delivery of shares of Company Common Stock to the Exchange Agent. Exchange of any Book-Entry Shares shall be effected in accordance with Parent’s customary procedures with respect to securities represented by book entry.

(b) Each holder of shares of Company Common Stock that have been converted into a right to receive the Merger Consideration, upon surrender to the Exchange Agent of a Certificate or Book-Entry Share, together with a properly completed letter of transmittal, will be entitled to receive (i) one or more shares of Parent Common Stock (which shall be in non-certificated book-entry form unless a physical certificate is requested or required by applicable law) representing, in the aggregate, the number of shares of Parent Common Stock that such holder has the right to receive pursuant to Section 1.4 and (ii) a check in the amount equal to any cash payable in lieu of fractional shares which such holder has the right to receive pursuant to Section 2.2 and in respect of any dividends and other distributions which such holder has the right to receive pursuant to Section 2.1(f). No interest shall be paid or accrued on any Merger Consideration, cash payable in lieu of fractional shares or cash payable in respect of dividends and distributions payable to holders of Certificates or Book-Entry Shares pursuant to Section 2.1(f). Until so surrendered, each such Certificate or Book-Entry Share shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration.

(c) If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition to the registration thereof that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such registration in the name of a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Delivery of the aggregate Merger Consideration, as applicable, with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. For purposes of this Agreement, “Person” or “person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

(d) After the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Exchange Agent, the Surviving Corporation or the Parent, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article II.

(e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.1(a) that remains unclaimed by the holders of shares of Company Common Stock one year after the Effective Time shall be returned to Parent, or transferred as otherwise directed by Parent, upon demand, and any such holder who has not exchanged his shares of Company Common Stock for the Merger Consideration in accordance with this Section 2.1 prior to that time shall thereafter look only to Parent for delivery of the Merger Consideration (and any cash payable in lieu of fractional shares which such holder has the right to receive pursuant to Section 2.2 and any dividends and distributions which such holder has the right to receive pursuant to Section 2.1(f)) in respect of such holder’s shares. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares for any Merger Consideration (and any cash payable in lieu of fractional shares which such holder has the right to receive pursuant to Section 2.2 and any dividends and distributions which such holder has the right to receive pursuant to Section 2.1(f)) delivered to a public official pursuant to applicable abandoned property laws. Any Merger Consideration (and any cash payable in lieu of fractional shares which such holder has the right to receive pursuant to Section 2.2 and any dividends and distributions which such holder has the right to receive pursuant to Section 2.1(f)) remaining unclaimed by holders of shares of Company Common Stock three (3) years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental body, agency, authority or entity) shall, to the extent permitted by applicable law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f) No dividends or other distributions with respect to shares of Parent Common Stock issued in the Merger shall be paid to the holder of any unsurrendered Certificates or Book-Entry Shares until such Certificates or Book-Entry Shares are surrendered as provided in this Section 2.1. Following such surrender, there shall be paid, without interest, to the record holder of the shares of Parent Common Stock issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of such shares of Parent Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends or other distributions pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

(g) The Exchange Agent shall invest any cash delivered by Parent pursuant to Section 2.1(a) as directed by Parent; provided that no losses on such investments shall affect the cash payable to former holders of shares of Company Common Stock pursuant to this Article II. Any interest and other income resulting from such investments shall be paid promptly to Parent.

Section 2.2 Fractional Shares.

(a) No fractional shares of Parent Common Stock shall be issued in the Merger, but in lieu thereof each holder of shares of Company Common Stock otherwise entitled to a fractional share of Parent Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.2 and subject to the provisions of Section 2.1, a cash payment (without interest and rounded to the nearest cent) in lieu of such fractional shares of Parent Common Stock representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent in one or more transactions of shares of Parent Common Stock equal to the excess of (x) the aggregate number of shares of Parent Common Stock to be delivered to the Exchange Agent by Parent pursuant to Section 2.1(a) over (y) the aggregate number of whole shares of Parent Common Stock to be distributed to the holders of Certificates or Book-Entry Shares pursuant to Section 2.1(b) (such excess being herein called the “Excess Shares”). The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares. As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of the Certificates and Book-Entry Shares representing shares of Company Common Stock, shall sell the Excess Shares at then prevailing prices on the New York Stock Exchange (“NYSE”) in the manner provided in the following paragraph.

(b) The sale of the Excess Shares by the Exchange Agent, as agent for the holders that would otherwise receive fractional shares, shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. Until the proceeds of such sale or sales have been distributed to the holders of shares of Company Common Stock, the Exchange Agent shall hold such proceeds in trust for the holders of shares of Company Common Stock (the “Common Shares Trust”). The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of shares of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of shares of Company Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of shares of Company Common Stock would otherwise be entitled.

(c) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of shares of Company Common Stock in lieu of any fractional shares of Parent Common Stock, the Exchange Agent shall make available such amounts to such holders of shares of Company Common Stock without interest, subject to and in accordance with Section 2.1.

Section 2.3 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will, if such holder has otherwise delivered a properly completed and duly executed letter of transmittal, issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate as contemplated by this Article II.

Section 2.4 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of the Surviving Corporation, Parent, the Company, Merger Subsidiary and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to Articles I and II such amounts as it is required to deduct or withhold (or cause to be deducted and withheld) with respect to the making of such payment under any provision of federal, state, local or foreign Tax law (and to the extent deduction and withholding is required, such deduction and withholding may be taken in Parent Common Stock). To the extent that amounts are so deducted or withheld by the Surviving Corporation, Parent, the Company, Merger Subsidiary or the Exchange Agent, as the case may be, and paid over to the applicable governmental body, agency, authority or entity in accordance with applicable law, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made by the Surviving Corporation, Parent, the Company, Merger Subsidiary or the Exchange Agent, as the case may be, and, if withholding is taken in Parent Common Stock, the relevant withholding party shall be treated as having sold such Parent Common Stock on behalf of such Person for an amount of cash equal to the fair market value thereof at the time of such deemed sale and paid such cash proceeds to the appropriate taxing authority.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent that, except as disclosed (i) in the Company SEC Documents or, solely with respect to any representations made regarding Hess Midstream LP (the “MLP”) and its Subsidiaries, the MLP SEC Documents (as hereinafter defined), in each case filed or furnished on or after January 1, 2021 and prior to the date of this Agreement (excluding any disclosures in such Company SEC Documents or the MLP SEC Documents in any risk factors section, in any section related to forward looking statements and other disclosures that are predictive or forward-looking in nature, in each case other than any description of historic facts or events included therein) or (ii) in the correspondingly numbered section of the disclosure schedules delivered by the Company to Parent simultaneously with the execution of this Agreement

(the “Company Disclosure Schedules”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedules shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent, notwithstanding the omission of a cross-reference to such other section or subsection):

Section 3.1 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental franchises, licenses, permits, authorizations, consents and approvals required to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as now conducted, except for those the absence of which would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect (as defined below). The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the character of the property owned or leased by it or the nature of its activities or the ownership or leasing of its properties make such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. For purposes of this Agreement, the term “Company Material Adverse Effect” means any state of facts, change, development, event, effect, condition or occurrence (each, an “Effect”) that, individually or in the aggregate, results in a material adverse effect on the financial condition, business, assets or continuing results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following Effects, alone or in combination, be deemed to constitute, or be taken into account, in determining whether there has been, or would be, a Company Material Adverse Effect: (A) any changes or conditions in the U.S. or any other national or regional economy, any global economic changes or conditions or securities, credit, financial or other capital markets conditions, (B) any changes or conditions affecting the oil and gas industry in general (including changes to the prices of commodities or of the raw material inputs or value of the outputs of the Company’s products, general market prices and regulatory changes affecting the industry), (C) any weather-related or other force majeure event or outbreak (including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters), (D) pandemics, epidemics, COVID-19 Measures, acts of war (whether or not declared), armed hostility (by recognized governmental forces or otherwise), sabotage, terrorism or cyber-attack, and any escalation or general worsening of any of the foregoing or other response to any governmental bodies, agencies, officials or authorities (including requirements for business closures, restrictions on operations or “sheltering-in-place”), (E) Effects resulting from the negotiation, execution, announcement, pendency, compliance with or performance of this Agreement, the transactions contemplated hereby or the terms hereof or the consummation of the transactions contemplated hereby, including the impact thereof on the relationships of the Company and its Subsidiaries with customers, suppliers, partners, employees or governmental bodies, agencies, officials or authorities; provided that this clause (E) shall not apply to any representation or warranty set forth in Section 3.4 or Section 3.15(g) (or any condition to any party’s obligation to consummate the Merger relating to such representation and warranty) to the extent that such representation and warranty addresses the consequences of any Effect arising out of, relating to or resulting from the execution and delivery of this Agreement or the consummation of the Merger, (F) any action taken or failure to take action which Parent has requested in writing or not consented to when reasonably (taking into account the reasonableness perspectives of each of Parent and the Company) asked under Section 5.1, (G) changes in applicable law, regulation or government policy or in GAAP or in accounting standards, or any changes in the interpretation or enforcement of any of the foregoing, or any changes in general legal, regulatory or political conditions, including any Effects arising out of, in connection with, or as a result of, any “shut-down” of the U.S. federal government (including its agencies), (H) any decline in the market price, or change in trading volume, of the Company’s capital stock, (I) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position, (J) any downgrade in the Company’s credit rating (it being understood that the exceptions in clauses (H), (I) and (J) shall not prevent or otherwise affect a determination that the underlying cause of any such Effect referred to therein (if not otherwise falling within any of the exceptions provided hereof) is a Company Material Adverse Effect) or (K) any demands, litigations or similar actions brought by stockholders of the Company alleging breach of fiduciary duty or inadequate disclosure in connection with this Agreement or any of the transactions contemplated hereby (it being understood and agreed that the exception in this clause (K) shall apply to the Effects arising out of, relating to or resulting from the bringing of such litigation and not those arising out, relating to or resulting from an actual breach or inadequate disclosure); provided that, in the case of clauses (A), (B), (C) and (D), to the extent the impact on the Company and its Subsidiaries, taken as a whole, is disproportionately adverse compared to the impact on similarly situated entities, the incrementally disproportionate impact or impacts shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect. The Company has heretofore made available to Parent true and complete copies of the Certificate of Incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the By-Laws of the Company, as amended to the date of this Agreement (as so amended, the “Company By-Laws”).

Section 3.2 Corporate Authorization.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for any required approval by the Company’s stockholders (the “Company Stockholder Approval”) in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action. Assuming the accuracy of the representations and warranties set forth in Section 4.17, the affirmative vote of holders of a majority of the outstanding shares of Company Common Stock in favor of the adoption of this Agreement is the only vote of the holders of any of the Company’s capital stock or the capital stock of any of its Subsidiaries necessary in connection with consummation of the Merger. Assuming due authorization, execution and delivery of this Agreement by Parent and Merger Subsidiary, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (whether considered in a proceeding in equity or at law) (collectively, “Creditors’ Rights”).

(b) The Board of Directors of the Company, at a meeting duly called and held on or prior to the date of this Agreement, has unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of the Company’s stockholders, (ii) approved this Agreement and the transactions contemplated hereby (including the Merger), (iii) directed that the adoption of this Agreement be submitted to a vote of the holders of Company Common Stock, and (iv) resolved (subject to Section 5.2 and Section 7.8) to recommend the adoption of this Agreement by the holders of Company Common Stock.

Section 3.3 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with the DGCL, (b) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (c) compliance with any applicable requirements of laws, rules and regulations in foreign jurisdictions governing antitrust or merger control matters, (d) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (e) compliance with any applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), (f) the appropriate filings and approvals under the rules of the New York Stock Exchange (“NYSE”), (g) (if any) filings required to be made with the Federal Communications Commission (the “FCC”) and (h) other actions or filings the absence or omission of which would not, individually or in the aggregate, be reasonably likely to have (i) a Company Material Adverse Effect or (ii) prevent or materially delay consummation by the Company of the Merger beyond the Initial End Date (this clause (ii), a “Company Impairment Effect”).

Section 3.4 Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not, assuming compliance with the matters referred to in Sections 3.2 and 3.3 and the accuracy of the representations and warranties set forth in Section 4.17, (a) contravene or conflict with the Company Charter or the Company By-Laws or the organizational documents of any Subsidiaries of the Company, (b) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Company or any of its Subsidiaries, (c) constitute a default (or an event which with notice or the passage of time would become a default) under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Company or any of its Subsidiaries or to a loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of, any agreement, contract or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit or other similar authorization held by the Company or any of its Subsidiaries or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries, except for such contraventions, conflicts or violations referred to in clause (b) or defaults, rights of termination, cancellation or acceleration or losses or Liens referred to in clause (c) or (d) that would not, individually or in the aggregate, be reasonably likely to have (i) a Company Material Adverse Effect or (ii) a Company Impairment Effect. For purposes of this Agreement, (x) “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset and (y) “Permitted Lien” means (i) Liens for Taxes not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Parent Balance Sheet or the Company Balance Sheet, as the case may be), (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like lien arising in the ordinary course of business, (iii) applicable zoning, planning, entitlement, conservation restrictions, land use restrictions, building codes and other governmental rules and regulations imposed by a governmental authority having jurisdiction over the real property, none of which would reasonably be expected to have an adverse impact on the Company’s or its Subsidiaries’ conduct of their respective businesses, (iv) non-exclusive licenses to Intellectual Property granted in the ordinary course of business, (v) Liens arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, oil and gas leases, farm-out agreements, division orders, Contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business (collectively, the “Permitted Arrangements”); provided that, notwithstanding anything herein to the contrary, this clause (v) shall only apply with respect to Permitted Arrangements to the extent, and solely to the extent, related to operations in the United States and that are not Material Contracts), (vi) any Liens discharged at or prior to the Effective Time without any material liability to the Company or Parent or their respective Subsidiaries, (vii) any Liens securing indebtedness under that certain Amendment and Restatement Agreement, dated as of July 14, 2022, by and among the MLP, Hess Midstream Operations LP (“Opco”), the other loan parties and lenders party thereto from time to time and JPMorgan Chase Bank, N.A., as administrative agent (as amended or modified from time to time, the “MLP Credit Agreement”), (viii) Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights of way, covenants, restrictions and other similar matters that (a) would be accepted by a reasonably prudent purchaser of oil and gas interests in the geographic area where such oil and gas interests are located, and (b) would not be reasonably expected to materially affect the value, use or operation of the property encumbered thereby (provided that, notwithstanding anything herein to the contrary, this clause (viii) shall only apply with respect to any such Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights of way, covenants, restrictions and other similar matters to the extent, and solely to the extent, related to operations in the United States), and (ix) Liens arising under securities laws. To the Company’s knowledge as of the date of this Agreement, there is no Effect that would reasonably be expected to prevent, materially impede or materially interfere with the consummation by the Company of the Merger and the Transactions.

Section 3.5 Capitalization. The authorized capital stock of the Company consists of 600,000,000 shares of Company Common Stock and 20,000,000 shares of preferred stock, par value $1.00 per share (“Company Preferred Stock”, and together with the Company Common Stock, the “Company Capital Stock”). As of the close of business on October 19, 2023 (the “Company Measurement Date”), there were outstanding (i) 307,158,815 shares of Company Common Stock (for the avoidance of doubt, excludes shares of Company Common Stock held in treasury and includes 1,026,764 shares of Company Common Stock with respect to Company RS Awards), (ii) no shares of Company Preferred Stock, (iii) no shares of Company Common Stock held in treasury and (iv) no other shares of capital stock or other voting securities of the Company. All outstanding shares of Company Capital Stock have been duly authorized and validly issued and are fully paid and nonassessable. As of the Company Measurement Date, there were outstanding (A) Company Options with respect to 1,511,817 shares of Company Common Stock, (B) Company RS Awards with respect to 1,026,764 shares of Company Common Stock and (C) Company PSU Awards with respect to (1) 511,781 shares of Company Common Stock (assuming such Company PSU Awards were earned at target level of performance) and (2) 1,036,589 shares of Company Common Stock (assuming such Company PSU Awards were earned at maximum level of performance). Except as set forth in this Section 3.5 and except for changes since the close of business on the Company Measurement Date resulting from the exercise, vesting or settlement of Company Stock Options, Company RS Awards or Company PSU Awards outstanding on such date, or the payment or redemption of other stock-based awards outstanding on such date or other securities issued as permitted by Section 5.1, there are outstanding (x) no shares of capital stock or other voting securities of the Company and (y) (1) no options, warrants or other rights to acquire from the Company any capital stock or voting securities of the Company or securities convertible into or exchangeable for capital stock or voting securities of the Company, (2) no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries (excluding the MLP and its Subsidiaries), in each case, that are linked to, or calculated based on, the value of the Company or any of its Subsidiaries or otherwise based upon or derived from any dividends or other distributions declared or paid on any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries, or which have or which by their terms may have at any time (whether actual or contingent) the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company or any of its Subsidiaries may vote and (3) no preemptive or similar rights, subscription or other rights, convertible securities, or other agreements, arrangements or commitments of any character, relating to the capital stock of the Company, obligating the Company to issue, transfer or sell any capital stock, voting securities of the Company or securities convertible into or exchangeable for capital stock or voting securities of the Company or obligating the Company to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment (the items in the foregoing subclauses (x) and (y) being referred to collectively as “Company Securities”). Except as permitted by Section 5.1(e) with respect to any Company Options, Company RS Awards and Company PSU Awards, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities.

Section 3.6 Subsidiaries.

(a) Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has all powers and all governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted, except for those the absence of which would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. For purposes of this Agreement, the term “Subsidiary,” when used with respect to any Person, means any other Person, whether incorporated or unincorporated, of which (i) more than fifty percent of the voting securities or other ownership interests is owned by such Person or one or more of its Subsidiaries, (ii) such Person or one or more of its Subsidiaries is a general partner or holds a majority of the voting interests of a partnership or (iii) securities or other interests having by their terms ordinary voting power to elect more than fifty percent of the board of directors or others performing similar functions with respect to such corporation or other organization, are directly owned or controlled by such Person or by any one or more of its Subsidiaries. For the avoidance of doubt, for all purposes of this Agreement, the MLP and its Subsidiaries shall be deemed to be Subsidiaries of the Company. The MLP consummated the transactions contemplated by that certain Partnership Restructuring Agreement, dated as of October 3, 2019, by and among the MLP, Opco and the other parties thereto in accordance in all material respects with the terms thereof as disclosed in the Company SEC Documents and the MLP SEC Documents. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction in which the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. All “significant subsidiaries” (as such term is defined in Section 1-02 of Regulation S-X under the Exchange Act) of the Company and all entities listed on Exhibit 21 to the Company 10-K (collectively, and including for the avoidance of doubt the MLP, the “Significant Subsidiaries”) and their respective jurisdictions of organization are identified in Section 3.6(a) of the Company Disclosure Schedules.

(b) All of the outstanding capital stock of, or other ownership interests in, each Significant Subsidiary of the Company (other than the MLP and its Subsidiaries) is wholly-owned by the Company, directly or indirectly, free and clear of any material Lien (other than Liens arising under securities laws) and free of any other material limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). There are no outstanding (i) securities of the Company or any of its Significant Subsidiaries (other than the MLP and its Subsidiaries) convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Significant Subsidiary of the Company (other than the MLP and its Subsidiaries) or (ii) (A) options, warrants or other rights to acquire from the Company or any of its Significant Subsidiaries (other than the MLP and its Subsidiaries) any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Significant Subsidiary of the Company (other than the MLP and its Subsidiaries), (B) bonds, debentures, notes or other indebtedness of any Significant Subsidiary of the Company (other than the MLP and its Subsidiaries) that are linked to, or calculated based on, the value of the Company or any of its Subsidiaries or otherwise based upon or derived from any dividends or other distributions declared or paid on any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries (other than the MLP and its Subsidiaries), or which have or which by their terms may have at any time (whether actual or contingent) the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company or any of its Subsidiaries (other than the MLP and its Subsidiaries) may vote or (C) preemptive or similar rights, subscription or other rights, convertible securities, agreements, arrangements or commitments of any character relating to the capital stock of any Significant Subsidiary of the Company (other than the MLP and its Subsidiaries), obligating the Company or any of its Significant Subsidiaries (other than the MLP and its Subsidiaries) to issue, transfer or sell any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Significant Subsidiary of the Company (other than the MLP and its Subsidiaries) or obligating the Company or any Significant Subsidiary of the Company (other than the MLP and its Subsidiaries) to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment (the items in the foregoing subclauses (i) and (ii) being referred to collectively as “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries (other than the MLP and its Subsidiaries) to repurchase, redeem or otherwise acquire any outstanding Company Subsidiary Securities. Other than the MLP, no Subsidiary of the Company is, or since January 1, 2021 has been, subject to any requirement to file periodic reports under the Exchange Act. No Subsidiary of the Company owns any shares of Company Common Stock.

(c) As of the Company Measurement Date, the issued and outstanding limited partner interests and general partner interests of (i) the MLP consisted solely of (A) 68,358,493 “Class A Shares” (as defined in the Amended and Restated Agreement of Limited Partnership dated as of December 16, 2019 of the MLP (the “MLP Partnership Agreement”)) (the “MLP Class A Shares”), of which 898,000 are held by Hess Midstream GP LP (the “GP”) (B) 161,311,848 “Class B Shares” (as defined in the MLP Partnership Agreement) (the “MLP Class B Shares”), of which 149,811,848 are held by the GP and 11,500,000 are held by Hess Investments North Dakota LLC (“HINDL”), and (C) a 0.0% non-economic general partner interest held by the GP (the “Hess GP Interest”); and (ii) the Opco consisted solely of (A) 68,358,493 “Class A Units” (as defined in the Third Amended and Restated Agreement of Limited Partnership of OpCo (the “Opco Partnership Agreement”) (the “Opco Class A Units”), all of which were held by the MLP, (B) 161,311,848 “Class B Units” (as defined in the Opco Partnership Agreement) (the “Opco Class B Units”), of which 86,405,924 were held by HINDL, and (C) incentive distribution right and “General Partner Interest” (as defined in the Opco Partnership Agreement), all of which are held by Hess Midstream Partners GP LP. All of the issued and outstanding MLP Class A Shares, MLP Class B Shares, Opco Class A Units and Opco Class B Units have been duly authorized and validly issued and are fully paid (to the extent required by the MLP Partnership Agreement or Opco Partnership Agreement, as applicable) and nonassessable (except as such non-assessability may be affected by Sections 17-303(a), 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act) and, except as set forth in the MLP Partnership Agreement or Opco Partnership Agreement, as applicable, free of preemptive rights. As of the Company Measurement Date, each of HINDL and Affiliate(s) of Global Infrastructure Partners are the record and beneficial owners of 50% of the limited liability company interests of Hess Infrastructure Partners GP LLC, which entity owns 100% of the limited partnership interests of the GP and 100% of the limited liability company interests of Hess Midstream GP LLC, which entity is the sole general partner of the GP. The GP is the sole general partner of the MLP. The Hess GP Interest has been duly authorized and validly issued in accordance with applicable law and the MLP Partnership Agreement. The GP owns the Hess GP Interest and its Class A Shares and Class B Shares free and clear of any Liens (other than Liens arising under securities laws). HINDL owns its Class B Units free and clear of any Liens (other than Liens arising under securities laws). Except (x) as set forth above in this Section 3.6(c), (y) for the Phantom Units (as defined in the Hess Midstream LP 2017 Long-Term Incentive Plan) or (z) as otherwise expressly permitted by this Agreement, as of the Company Measurement Date, there are no outstanding, (A) “Shares” (as defined in the MLP Partnership Agreement) or other equity or voting securities or ownership interests of the MLP (the “MLP Partnership Interests”), (B) “Units” (as defined in the Opco Partnership Agreement) or other equity or voting securities or ownership interests of the Opco (the “Opco Partnership Interests”, together with the MLP Partnership Interests, the “Partnership Interests”), (C) (1) options, warrants or other rights to acquire from the MLP or Opco any Partnership Interests, equity or voting securities or other ownership interests in, or any securities convertible into or exchangeable for Partnership Interests, voting securities or ownership interests in, the MLP or the Opco or (2) preemptive or similar rights, subscription or other rights, convertible securities, or other agreements, arrangements or commitments of any character relating to Partnership Interests or other equity or voting securities or other ownership interests of the MLP or the Opco, obligating the MLP or the Opco to issue, transfer or sell any Partnership Interests or any securities convertible into or exchangeable for Partnership Interests, or obligating the MLP or the Opco to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, or other agreement, arrangement or commitment or (D) bonds, debentures, notes or other debt of the MLP or the Opco that are linked to, or the value of which is in any way based upon or derived from, the value of the MLP or the Opco or any part thereof, or any dividends or other distributions declared or paid on any Partnership Interests, capital stock of, or other equity or voting interests in, the MLP or the Opco, or which have or which by their terms may have at any time (whether actual or contingent) the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which unitholders of the MLP or the Opco may vote (the items in the foregoing subclauses (A), (B), (C) and (D) being referred to collectively as “MLP/Opco Securities”). Except as required by the terms of the MLP Partnership Agreement or the Opco Partnership Agreement in effect as of the date hereof or amended as to the extent permitted by Section 5.1, there are no outstanding obligations of the MLP or the Opco, as applicable, or any of their Subsidiaries to repurchase, redeem or otherwise acquire any MLP/Opco Securities. Each Subsidiary of Opco is wholly-owned by OpCo. The Company has heretofore made available to Parent true and complete copies of the Certificates of Limited Partnership of the MLP and the OpCo, the MLP Partnership Agreement and the Opco Partnership Agreement, in each case as amended to the date of this Agreement.

Section 3.7 SEC Filings.

(a) The Company has made available to Parent (i) its annual reports on Form 10-K for its fiscal years ended December 31, 2021 and 2022, (ii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company held since December 31, 2021 and (iii) all of its other reports, statements, schedules and registration statements filed with the SEC since December 31, 2021 (the documents referred to in this Section 3.7(a) being referred to collectively as the “Company SEC Documents”). The Company’s annual report on Form 10-K for its fiscal year ended December 31, 2022 is referred to herein as the “Company 10-K.” The Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2023 is referred to herein as the “Company 10-Q.”

(b) The Company has made available to Parent (i) the annual reports on Form 10-K for the MLP for the fiscal years ended December 31, 2021 and 2022, (ii) the proxy or information statements relating to meetings of, or actions taken without a meeting by, the unitholders of the MLP held since December 31, 2021 and (iii) all of the other reports, statements, schedules and registration statements filed by the MLP with the SEC since December 31, 2021 (the documents referred to in this Section 3.7(b) being referred to collectively as the “MLP SEC Documents”). The MLP’s annual report on Form 10-K for its fiscal year ended December 31, 2022 is referred to herein as the “MLP 10-K.” The MLP’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2023 is referred to herein as the “MLP 10-Q.”

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such filing), each Company SEC Document and MLP SEC Document complied as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act and the rules and regulations thereunder.

(d) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such filing), each Company SEC Document and MLP SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(e) Each registration statement, as amended or supplemented, if applicable, filed by the Company or the MLP since January 1, 2021, pursuant to the Securities Act, as of the date such statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(f) Each of the Company and the MLP has timely filed with or furnished to the SEC all forms, reports, schedules, registration statements, proxy statements and other documents required to be filed with or furnished to the SEC by the Company or the MLP, as applicable, since January 1, 2021.

Section 3.8 Financial Statements. The audited consolidated financial statements of the Company and the MLP (including any related notes and schedules) included in their respective annual reports on Form 10-K referred to in Section 3.7 present fairly, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries and the MLP and its consolidated Subsidiaries, respectively, as of the dates thereof and the consolidated results of their operations and their cash flows for the periods then ended, in each case, in conformity with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto). For purposes of this Agreement, “Company Balance Sheet” means the consolidated balance sheet of the Company, as of June 30, 2023, set forth in the Company 10-Q and “Company Balance Sheet Date” means June 30, 2023. For purposes of this Agreement, “MLP Balance Sheet” means the consolidated balance sheet of the MLP, as of June 30, 2023, set forth in the MLP 10-Q.

Section 3.9 Disclosure Documents.

(a) Neither the proxy statement of the Company (the “Company Proxy Statement”) to be filed with the SEC in connection with the Merger, nor any amendment or supplement thereto, will, at the date the Company Proxy Statement or any such amendment or supplement thereto is first mailed to stockholders of the Company or at the time such stockholders vote on the adoption and approval of this Agreement and the transactions contemplated hereby, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company Proxy Statement, including all amendments or supplements thereto, will, when filed, comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, no representation or warranty is made by the Company in this Section 3.9 with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Subsidiary for inclusion or incorporation by reference in the Company Proxy Statement.

(b) None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Form S-4 (as defined in Section 4.8(a)) or any amendment or supplement thereto will, at the time the Form S-4 or any such amendment or supplement becomes effective under the Securities Act or at the Effective Time, as the case may be, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.10 Controls and Procedures.

(a) Each of the principal executive officer and the principal financial officer of the Company and the MLP, as applicable (or each former principal executive officer and former principal financial officer of the

Company and the MLP, as applicable) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder and under the Exchange Act (collectively, the “Sarbanes-Oxley Act”) with respect to Company SEC Documents and the MLP SEC Documents, as applicable. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(b) Each of the Company and the MLP has (i) designed and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information required to be disclosed by the Company and the MLP, as applicable, in the reports it files or furnishes under the Exchange Act is communicated to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure, (ii) disclosed, based on its most recent evaluation, to its auditors and the audit committee of its Board of Directors (A) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which could adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting and (iii) identified for the Company’s or the MLP’s, as applicable, auditors any material weaknesses in internal controls over financial reporting (any such disclosures referred to in clauses (ii) or (iii), the “Section 3.10(b) Disclosures”). The Company has provided to Parent true and correct copies of any Section 3.10(b) Disclosures to the auditors or audit committee of the Company and of the MLP that have been made in writing from January 1, 2021 through the date of this Agreement.

(c) The Company has designed and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (ii) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements or the MLP’s financial statements. The Company’s management and the MLP’s management (as applicable), with the participation of the Company’s (or the MLP’s, as applicable) principal executive and financial officers, has completed an assessment of the effectiveness of the Company’s or the MLP’s, as applicable, internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2022, and such assessment concluded that such internal controls were effective using the framework specified in the Company 10-K or the MLP 10-K, as applicable.

(d) No personal loan or other extension of credit by the Company or any Subsidiary to any of its or their executive officers or directors has been made or modified in violation of Section 13 of the Exchange Act and Section 402 of the Sarbanes-Oxley Act since January 1, 2021.

(e) Since January 1, 2021, neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received any written complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls. For purposes of this Agreement, “knowledge” means, with respect to the Company or Parent, the actual knowledge of any individual identified as an executive officer of such party in the Form 10-K filed most recently by such party with the SEC.

Section 3.11 Absence of Certain Changes.

(a) From the Company Balance Sheet Date to the date of this Agreement, the Company and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practice in all material respects.

(b) From the Company Balance Sheet Date, there has not been any event, occurrence, change or development of a state of circumstances or facts which, individually or in the aggregate, has had, or would be reasonably likely to have, a Company Material Adverse Effect.

Section 3.12 No Undisclosed Material Liabilities. As of the date of this Agreement, there are no liabilities of the Company or any Subsidiary of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that are, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, other than:

(a) liabilities disclosed or provided for in the Company Balance Sheet, the MLP Balance Sheet or the notes thereto;

(b) liabilities incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practice and which, individually or in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect;

(c) liabilities disclosed in the Company SEC Documents or the MLP SEC Documents filed prior to the date of this Agreement;

(d) liabilities or obligations that have been discharged or paid in full in the ordinary course of business consistent with past practice; and

(e) liabilities under this Agreement or in connection with the Transactions.

Section 3.13 Litigation. As of the date of this Agreement, there is no action, arbitration, mediation, suit, litigation, audit, hearing, investigation or proceeding pending against or affecting, or, to the knowledge of the Company, threatened against or affecting, the Company, any of its Subsidiaries, any of their respective assets or properties or any of their respective officers or directors before any court, arbitrator or any governmental body, agency, authority or official (whether local, state, federal or foreign) which would, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

Section 3.14 Taxes. Except as set forth in the Company Balance Sheet or the MLP Balance Sheet (in each case including the notes thereto) and except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect:

(a) (i) all Tax Returns required to be filed with any taxing authority by, or with respect to, the Company and its Subsidiaries have been filed in accordance with all applicable laws; (ii) the Company and its Subsidiaries have timely paid, or caused to be paid, all Taxes shown as due and payable on the Tax Returns that have been so filed, and, as of the time of filing, such Tax Returns were true and complete in all respects (other than, in the case of clause (i) or clause (ii) hereof, with respect to Taxes and Tax Returns for which the position has been taken in good faith and for which adequate reserves are reflected on the Company Balance Sheet or the MLP Balance Sheet, as applicable, as adjusted for operations in the ordinary course of business consistent with past practice since the date of the Company Balance Sheet or the MLP Balance Sheet, as applicable); and (iii) the Company and its Subsidiaries have made provision for all Taxes payable by the Company and its Subsidiaries for which no Tax Return has yet been filed;

(b) there is no action, suit, proceeding, audit or claim in respect of any Tax or Tax Return (each, a “Tax Proceeding”) now proposed in writing or pending against or with respect to the Company or any of its Subsidiaries;

(c) to the knowledge of the Company, neither the Company nor any of its Subsidiaries is liable for any Tax imposed on any Person (other than the Company or any of its Subsidiaries) as the result of the application of Treasury Regulations section 1.1502-6 (and any comparable provision of the Tax laws of any state, local or foreign jurisdiction) or as a transferee or successor;

(d) neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment, in whole or in part, under Section 355 or Section 361(a) of the Code in the two years prior to the date of this Agreement;

(e) neither the Company nor any of its Subsidiaries has granted any currently effective requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment or collection of any Taxes with respect to any Tax Returns of the Company or any of its Subsidiaries;

(f) neither the Company nor any of its Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under the Tax laws of any state, local or foreign jurisdiction, in each case, which agreement would be binding on the Company or such Subsidiary after the Closing;

(g) neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under, any Tax sharing, allocation or indemnity agreement or any similar agreement or arrangement, except for (i) any such agreement or arrangement solely between or among any of the Company and/or its Subsidiaries or (ii) any commercial agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes;

(h) neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations section 1.6011-4(b)(2);

(i) there are no Liens for Taxes other than Taxes not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Company Balance Sheet) upon any of the assets of the Company or any of its Subsidiaries; and

(j) no written claim has been made in the last three years by an authority in a jurisdiction in which the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction.

For purposes of this Agreement, “Taxes” shall mean any and all taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, excise, stamp, real or personal property, ad valorem, withholding, social security (or similar), unemployment, occupation, use, production, service, service use, license, net worth, payroll, franchise, severance, transfer, recording, employment, premium, windfall profits, environmental, customs duties, capital stock, profits, disability, sales, registration, value added, alternative or add-on minimum, estimated or other taxes, assessments or charges in the nature of a tax imposed by any federal, state, local or foreign governmental body, agency, authority or entity and any interest, penalties or additions to tax attributable thereto. For purposes of this Agreement, “Tax Returns” shall mean any return, report, form or similar statement filed or required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

Section 3.15 Employee Benefit Plans; Employment.

(a) The Company has provided Parent with a list (set forth in Section 3.15(a) of the Company Disclosure Schedules) identifying each material “employee benefit plan,” as defined in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), each material employment, consulting, severance, change in control or similar contract, plan, funding arrangement or policy applicable to any director, former director, employee or former employee of the Company or any of its Subsidiaries, and each material plan, funding vehicle or arrangement (written or oral), providing for compensation, bonuses, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, death benefits, disability benefits, workers’ compensation, supplemental unemployment benefits, severance benefits, change in control benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or its Subsidiaries and covers any employee or director or former employee or director of the Company or any of its Subsidiaries and any material amendment thereto; provided, however, that such list need not include any Company Benefit Plan that constitutes a Foreign Company Benefit Plan (as defined below); provided, further, that such list shall be updated within thirty (30) Business Days following the date hereof to include any material Company Benefit Plan that constitutes a Foreign Company Benefit Plan. The plans, agreements or arrangements of the Company and its Subsidiaries referred to in the first sentence of this Section 3.15(a) (excluding any such plan that is a “multiemployer plan,” as defined in section 3(37) of ERISA or any contract, plan, funding arrangement or policy that is sponsored, maintained or administered by any governmental body, agency, authority or entity) are referred to collectively herein as the “Company Benefit Plans.” “Foreign Company Benefit Plan” means any Company Benefit Plan primarily maintained for the benefit of employees and former employees in jurisdictions other than the United States (excluding any statutory benefits under applicable Law).

(b) The Company has made available to Parent true, complete and correct copies of (i) each Company Benefit Plan (or, in the case of any unwritten Company Benefit Plan, a description thereof) and any amendments thereto (other than any Foreign Company Benefit Plan), (ii) the most recent annual report on Form 5500 thereto (including any related actuarial valuation report) filed with the Internal Revenue Service with respect to each Company Benefit Plan (if any such report was required) and (iii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required. The Company shall have made available to Parent no later than thirty (30) Business Days following the date hereof true, complete and correct copies of each Foreign Company Benefit Plan (or, in the case of any unwritten Foreign Company Benefit Plan, a description thereof) and any amendments thereto.

(c) Each Company Benefit Plan has been established and maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (including, but not limited to, the extent applicable, ERISA and the Code) which are applicable to such plan.

(d) (i) Neither the Company nor any other entity which is a member of a controlled group of entities (within the meaning of Sections 414(b), (c), (m) or (o) of the Code) of which the Company is a member (each, an “ERISA Affiliate”) has incurred a material liability under Title IV of ERISA or Section 412 of the Code that has not been satisfied in full, and no reasonably foreseeable condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability; and (ii) all material insurance premiums with respect to Company Benefit Plans, including premiums to the Pension Benefit Guaranty Corporation, have been paid when due.

(e) All “employee pension benefit plans” (as defined in Section 3(2) of ERISA) that are Company Benefit Plans (“Company Pension Plan”) intended to be qualified under Section 401(a) of the Code have received a favorable determination letter or opinion letter, if applicable, from the Internal Revenue Service to the effect that such Company Pension Plans are qualified and exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code. Neither the Company nor any of its ERISA Affiliates contributes to a “multiemployer plan,” as defined in Section 3(37) of ERISA.

(f) No Company Benefit Plan provides for retiree health benefits or retiree life benefits (other than such benefits required by Section 4980B of the Code or Section 601 of ERISA or similar state law).

(g) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, except as expressly provided in this Agreement, (i) entitle any current or former employee, individual independent contractor, director or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment or (ii) accelerate the time of payment or vesting, increase the amount of compensation due any such employee, individual independent contractor, director or officer or trigger any other material obligation pursuant to any Company Benefit Plan, (iii) require any funding (through a grantor trust or otherwise) of any compensation or benefit owed to any such current or former employee, individual independent contractor, director or officer, or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (within the meaning of Section 280G of the Code) that would reasonably be expected to, individually or in combination with any other such payment, constitute an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code).

(h) Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, labor, occupational safety and health, and wages and hours, including Section 8 of the National Labor Relations Act and all civil rights and anti-discrimination laws, rules and regulations (collectively, “Anti-Discrimination Laws”). Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, no work stoppage, slowdown or labor strike against the Company or any of its Subsidiaries is pending or, to the Company’s knowledge, threatened, nor is the Company or any of its Subsidiaries involved in or, to the Company’s knowledge, threatened with material labor disputes, grievances or litigation relating to labor matters, including with respect to Anti-Discrimination Laws.

(i) As of the date of this Agreement, neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement or other agreement with any labor organization, works council, trade union, labor association or other employee representative and no such agreement is being negotiated by the Company or any of its Subsidiaries.

(j) Since January 1, 2021, to the knowledge of the Company, (i), no allegations of sexual harassment or other sexual misconduct or race discrimination have been made by any current or former employee or independent contractor of the Company or any of its Subsidiaries against any employee of the Company or its Subsidiaries with the title of senior vice president or above through any formal human resources communication channels at the Company (including an anonymous employee hotline, if any), (ii) there are no actions, suits, investigations or proceedings pending or, to the Company’s knowledge, threatened related to any allegations made by any current or former employee or independent contractor of the Company or any of its Subsidiaries of sexual harassment or other sexual misconduct or race discrimination against any employee of the Company or its Subsidiaries with the title of senior vice president or above and (iii) neither the Company nor any of its Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment or other sexual misconduct or race discrimination made by any current or former employee or independent contractor of the Company or any of its Subsidiaries against any employee of the Company with the title of senior vice president or above.

(k) No Company Benefit Plan provides a gross-up for any Taxes which may be imposed (i) for failure to comply with the requirements of Section 409A of the Code or (ii) under Section 4999 of the Code.

Section 3.16 Compliance with Laws. To the Company’s knowledge, neither the Company nor any of its Subsidiaries is in violation of, or has since January 1, 2021, violated, any applicable provisions of any laws, statutes, ordinances or regulations except for any violations that, individually or in the aggregate, have not had, and would not be reasonably likely to have, a Company Material Adverse Effect.

Section 3.17 Regulatory Matters.

(a) Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, since January 1, 2018, (i) none of the Company, any of its Subsidiaries, nor any Company or Subsidiary director, officer, employee, nor, to the knowledge of the Company, any representative, agent, or other person acting on behalf of the Company or any of its Subsidiaries, has violated any Anti-Corruption Law, and (ii) none of the Company, any of its Subsidiaries nor any Company or Subsidiary director, officer, employee, nor, to the knowledge of the Company, any representative, agent or any other person acting on behalf of the Company or any of its Subsidiaries, has offered, paid, given, promised, or authorized the payment of, anything of value (including, but not limited to, money, checks, wire transfers, tangible and intangible gifts, favors, services, employment or entertainment and travel) directly or indirectly to any employee, officer, or representative of, or any person otherwise acting in an official capacity for or on behalf of a governmental body, agency, authority or entity, whether elected or appointed, including an officer or employee of a state-owned or state-controlled enterprise, a political party, political party official or employee, candidate for public office, or an officer or employee of a public international organization (such as the World Bank, United Nations, International Monetary Fund, or Organization for Economic Cooperation and Development) (any such person, a “Government Official”) (A) for the purpose of (1) influencing any act or decision of a Government Official or any other person in his or her official capacity, (2) inducing a Government Official or any other person to do or omit to do any act in violation of his or her lawful duties, (3) securing any improper advantage, (4) inducing a Government Official or any other person to influence or affect any act or decision of any governmental body, agency, authority or entity or (5) assisting the Company, any Subsidiary of the Company, or any Company or Subsidiary director, officer employee, agent, representative, or any other person acting on behalf of the Company or any of its Subsidiaries in obtaining or retaining business, or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage.

(b) Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, (i) the Company, each of its Subsidiaries and their respective directors, officers, employees, and, to the knowledge of the Company, agents, representatives and other persons acting for or on behalf of any of the foregoing persons, are, and at all times since January 1, 2018 have been, in compliance with all applicable Economic Sanctions/Trade Laws and all applicable Money Laundering Laws and (ii) neither the Company nor any of its Subsidiaries carries on, or has carried on since January 1, 2018, any business, directly or knowingly indirectly, involving Cuba, Iran, Syria, North Korea, the Crimea region, or the so-called Donetsk or Luhansk People’s Republics or any Sanctions Target in violation of applicable Economic Sanctions/Trade Laws.

(c) Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, since January 1, 2018 (i) neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation, review or audit, or made a voluntary, directed, or involuntary disclosure to any governmental body, agency, authority or entity or third party with respect to any alleged or suspected act or omission arising under or relating to any potential noncompliance with any applicable Anti-Corruption Law, Economic Sanctions/Trade Law, or Money Laundering Law, (ii) neither the Company nor any of its Subsidiaries, nor any of their respective directors or officers, nor, to the knowledge of the Company, any agents, employees (other than officers) representatives, or any other person acting at the direction of the Company or any of its Subsidiaries has received any written notice, request or citation for any actual or potential noncompliance with any applicable Anti-Corruption Law, Economic Sanctions/Trade Law or Money Laundering Law, (iii) the Company and its Subsidiaries have implemented and have maintained internal controls, policies and procedures designed to detect and prevent violations of Anti-Corruption Laws, Economic Sanctions/Trade Laws and Money Laundering Laws, and (iv) the Company and each of its Subsidiaries have at all times made and maintained accurate books and records in material compliance with all applicable Anti-Corruption Laws, Economic Sanctions/Trade Laws or Money Laundering Laws.

(d) For purposes of this Agreement:

(i) “Anti-Corruption Laws” means any applicable law for the prevention or punishment of public or commercial corruption or bribery, including the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act 2010 and any other applicable anti-corruption or anti-bribery law of any other applicable jurisdiction.

(ii) “Economic Sanctions/Trade Laws” means all applicable laws relating to anti-terrorism, the importation of goods, export controls, antiboycott, and Sanctions Targets, including prohibited or restricted international trade and financial transactions and lists maintained by any governmental body, agency, authority or entity targeting countries, territories, entities or persons, including the United States, Canada, the United Nations Security Council, the European Union, any European Union member state, or Her Majesty’s Treasury of the United Kingdom. For the avoidance of doubt, the applicable laws referenced in the foregoing sentence include (1) any of the Trading With the Enemy Act, the International Emergency Economic Powers Act, the United Nations Participation Act, or the Syria Accountability and Lebanese Sovereignty Act, or any regulations of the U.S. Treasury

Department Office of Foreign Assets Controls (“OFAC”), or any export control law applicable to U.S.-origin goods, technology, or software, or any enabling legislation or executive order relating to any of the above, as collectively interpreted and applied by the U.S. Government at the prevailing point in time, (2) any U.S. sanctions related to or administered by the U.S. Department of State and (3) any sanctions measures or embargoes imposed by the United Nations Security Council, Her Majesty’s Treasury or the European Union.

(iii) “Money Laundering Laws” means any law or regulation governing financial recordkeeping and reporting requirements, including the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, the USA PATRIOT Act of 2011, and any applicable money laundering-related laws of other jurisdictions where the Company and its Subsidiaries conduct business, conduct financial transactions or own assets.

(iv) “Sanctions Target” means: (1) any country or territory that is the target of country-wide or territory-wide Economic Sanctions/Trade Laws, which, as of the date of this Agreement, are Iran, Cuba, Syria, North Korea, the Crimea region or the so-called Donetsk or Luhansk People’s Republics; (2) a person that is on the list of Specially Designated Nationals and Blocked Persons or any of the other sanctioned persons lists published by OFAC, or any equivalent list of sanctioned persons issued by the U.S. Department of State; (3) a person that is located or resident in or organized under the laws of a country or territory that is identified as the subject of country-wide or territory-wide Economic Sanctions/Trade Laws; or (4) an entity owned fifty percent (50%) or more or, where relevant under applicable Economic Sanctions/Trade Laws, controlled by, a country or territory identified in clause (1) or person in clause (2) above.

Section 3.18 Environmental Matters.

(a) Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, (i) no written notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no investigation, action, claim, suit, proceeding or review is pending or, to the knowledge of the Company, threatened by any Person against the Company or any of its Subsidiaries, and no penalty has been assessed or outstanding consent decree or order issued by a court, governmental body, agency, authority or tribunal against the Company or any of its Subsidiaries, in each case, with respect to any matters arising out of any Environmental Law; (ii) the Company and its Subsidiaries are, and since January 1, 2021 have been, in compliance with all Environmental Laws; (iii) (x) the Company and each of its Subsidiaries have obtained and have been and are in compliance with all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all governmental bodies, agencies and authorities required under Environmental Laws for the conduct of their respective businesses as currently conducted (the “Company Environmental Permits”) and (y) all Company Environmental Permits are in full force and effect, and the Company has no written notice or knowledge that such Company Environmental Permits will not be renewed in the ordinary course after the Effective Time; (iv) no governmental body, agency or authority has begun, or to the knowledge of the Company, threatened in writing to begin, any action to terminate, cancel or reform any Company Environmental Permit; (v) to the knowledge of the Company, there are no Hazardous Substances at, in, under or migrating to or from (x) properties owned or leased by the Company or any Subsidiary that require investigation, control, monitoring, removal or remediation under Environmental Laws or (y) any other properties that require investigation, control, monitoring, removal or remediation by the Company or any of its Subsidiaries under Environmental Laws; and (vi) there has been no material environmental investigation, study, audit, test, review or other analysis conducted since January 1, 2021 of which the Company has knowledge in relation to any current or prior business of the Company or any of its Subsidiaries or any property or facility now or previously owned, leased or operated by the Company or any of its Subsidiaries which has not been made available to Parent prior to the date of this Agreement, excluding routine environmental monitoring conducted by the Company in the ordinary course of operations. Except with respect to Section 3.7(d), Section 3.8, Section 3.9, Section 3.11, Section 3.12 and Section 3.21, this Section 3.18 contains the sole and exclusive representations and warranties of the Company with respect to environmental matters, including with respect to Hazardous Substances, Company Environmental Permits, and any other matter relating to compliance with, or liabilities under, Environmental Laws.

(b) For purposes of this Section 3.18, the term “Environmental Laws” means federal, state, provincial, local and foreign statutes, laws (including, without limitation, common law), judicial decisions, regulations, ordinances, rules, judgments, orders, codes, injunctions, permits, governmental agreements or governmental restrictions relating to: (A) the protection, investigation or restoration of the environment or natural resources, (B) the handling, use, storage, presence, disposal, transport, Release or threatened Release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, electromagnetic fields, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance. As used herein, the term “Hazardous Substance” means any “hazardous substance” and any “pollutant or contaminant” as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”); any “hazardous waste” as that term is defined in the Resource Conservation and Recovery Act (“RCRA”); and any “hazardous material” as that term is defined in the Hazardous Materials Transportation Act (49 U.S.C. § 1801 et seq.), as amended (including as those terms are further defined, construed, or otherwise used in rules, regulations, standards, orders, guidelines, directives, and publications issued pursuant to, or otherwise in implementation of, said laws); and including, without limitation, any other substance defined, listed, classified or regulated as “hazardous”, “toxic”, a “waste”, a “pollutant”, or a “contaminant,” including petroleum product or byproduct, per- or polyfluorinated alkyl substances, explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores, and mycotoxins. As used herein, the term “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment, or disposing into the environment.

Section 3.19 Title to Properties. Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries has good title to, or valid leasehold or other ownership interests or rights in, all its material properties and assets except: (i) for such interest or rights as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business consistent with past practice, and (ii) for defects in title, burdens, easements, restrictive covenants and similar encumbrances or impediments that, in the aggregate, do not and will not interfere with its ability to conduct its business as currently conducted. As of the date of this Agreement, none of the properties and assets of the Company or any of its Subsidiaries are subject to any Liens (other than Permitted Liens) that, in the aggregate, interfere with the ability of the Company and the Company Subsidiaries to conduct business as currently conducted to an extent that have had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.20 Hydrocarbon Contracts.

(a) Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Hydrocarbon Contracts are in full force and effect in accordance with their respective terms; (ii) all royalties, rentals and other payments due thereunder have been properly and timely paid or contested in good faith in the ordinary course of business (other than royalties, rentals or other payments which are being held in suspense by the Company or any of its Subsidiaries in accordance with applicable laws); (iii) neither the Company nor any of its Subsidiaries has received any written requests or demands for payments or adjustments of payments under the Hydrocarbon Contracts (excluding payment adjustments contested in good faith in the ordinary course of business) or performance pursuant thereto that remain pending; (iv) none of the Company or any of its Subsidiaries is in breach of any of its obligations under any Hydrocarbon Contracts; and (v) to the knowledge of the Company, no other party to any Hydrocarbon Contract is in breach of any of its obligations thereunder. The term “Hydrocarbon Contract” means a material Hydrocarbon production sharing contract (excluding any production sharing contract customarily used in the U.S. for drilling allocation wells), lease or license or other similar agreement or right binding on the Company or any of its Subsidiaries to explore for, develop, use, produce, sever, process and operate Hydrocarbon interests and associated fixtures or structures for a specified period of time. The term “Hydrocarbon Contract” also includes any material farm-out or farm-in agreement, operating agreement, unit agreement, pooling or communitization agreement, declaration or order, joint venture, option or acquisition agreement, any material oil and gas production, sales, marketing, transportation, exchange and processing contract and agreement, or any other material contract held for exploration or production of Hydrocarbons, or the disposition of the Hydrocarbons produced therefrom, in each case to which the Company or any of its Subsidiaries is a party. The term “Hydrocarbons” means any of oil, bitumen and products derived therefrom, synthetic crude oil, petroleum, natural gas, natural gas liquids, coal bed methane, and any and all other substances produced in association with any of the foregoing, whether liquid, solid or gaseous.

(b) Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have filed with the applicable government authorities all applications and obtained all licenses, permits and other authorizations required for operations under the Hydrocarbon Contracts as currently being conducted by the Company and its Subsidiaries, and (ii) the Company and its Subsidiaries have complied with all rules and regulations of any applicable government authority with respect to operations under the Hydrocarbon Contracts.

Section 3.21 Material Contracts.

(a) Except for this Agreement, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any agreement, lease, easement, license, contract, note, mortgage, indenture or other legally binding obligation (excluding (i) any Hydrocarbon Contract (as defined above but disregarding any materiality qualifiers in such definition) that is a lease, easement or other instrument constituting the chain of title to the properties and assets onshore in the United States owned or held by the Company or any of its Subsidiaries and (ii) any Company Benefit Plan) (each, a “Contract”) that:

(i) would be required to be filed by the Company as a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC);

(ii) includes any contingent payment obligations or similar payment obligations (including any “earn-out” obligations) that would require payments to any person (other than the Company, a wholly-owned Subsidiary of the Company, Parent, or any wholly-owned Subsidiary of the Parent) arising in connection with the acquisition or disposition by the Company or any of its Subsidiaries of any business which payment obligations would reasonably be expected to result in future payments by the Company or its Subsidiaries that exceed, individually or in the aggregate, $100 million;

(iii) (A) limits in any material respect either the type of business in which the Company or its Subsidiaries (or in which Parent or any of its Subsidiaries after the Effective Time) may engage or the manner or locations in which any of them may so engage in any business (including through “non-competition” or “exclusivity” provisions), (B) would require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Subsidiaries or (C) grants “most favored nation” status with respect to any material obligations that, after the Effective Time, would apply to Parent or any of its Subsidiaries, including the Company and its Subsidiaries, and would run in favor of any Person (other than the Company, a wholly-owned Subsidiary of the Company, Parent, or any wholly-owned Subsidiary of Parent);

(iv) (A) is an indenture, loan or credit Contract, loan note, mortgage Contract, or other Contract representing, or any guarantee of, indebtedness for borrowed money of the Company or any Subsidiary of the Company in excess of $100 million (excluding any government-mandated or state-wide bonds or guarantees) or (B) is a guarantee by the Company or any of its Subsidiaries of such indebtedness of any person other than the Company or a wholly-owned Subsidiary of the Company in excess of $100 million (excluding any government-mandated or state-wide bonds or guarantees);

(v) grants (A) rights of first refusal, rights of first negotiation or similar rights, or (B) puts, calls or similar rights, to any person (other than the Company or a wholly-owned Subsidiary of the Company) with respect to any asset that is material to the Company; provided that, in each case of (A) and (B), with respect to any Hydrocarbon Contract (as defined above but disregarding any materiality qualifiers in such definition) related to any properties or assets owned or held by the Company or any of its Subsidiaries, only to the extent that such rights would be triggered by the Transactions;

(vi) was entered into to settle any material litigation and which imposes material ongoing obligations on the Company or any of its Subsidiaries;

(vii) limits or restricts the ability of the Company or any of its Subsidiaries to declare or pay dividends or make distributions in respect of their capital stock, partner interests, membership interests or other equity interests;

(viii) is a partnership, limited liability company, joint venture or other similar agreement or arrangement, in each case that is material to the Company, relating to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture in which the Company owns, directly or indirectly, any voting or economic interest of 15% or more and has invested or is contractually required to invest capital in excess of $100 million, other than with respect to any wholly-owned Subsidiary of the Company;

(ix) relates to the acquisition or disposition of any business or assets (other than the purchase and sale of Hydrocarbons and products in the ordinary course of business consistent with past practice) pursuant to which the Company or any of its Subsidiaries has any liability in excess of $100 million in any transaction or series of related transactions;

(x) is a material joint operating agreement (JOA) in each of the geographic regions set forth in Section 3.21(a)(x) of the Company Disclosure Schedules (provided that, for these purposes, “material” shall mean material to the Company and its Subsidiaries with respect to their operations in such geographic region);

(xi) is a Contract required to be set forth on Section 3.21(a)(xi) of the Company Disclosure Schedules (such Contracts, the “Specified Contracts”);

(xii) is a Contract providing for indemnification of any officer or director of (A) the Company or (B) any of its Significant Subsidiaries (excluding the MLP and its Subsidiaries); or

(xiii) is any confidentiality agreement or standstill agreement the Company has entered into with any third party (or any agent thereof) that is in effect on the date of this Agreement containing any exclusivity or standstill provisions that are or will be binding on the Company, any of its Subsidiaries or, after the Effective Time, Parent or any of its Subsidiaries, including, after the Effective Time, the Company or any of its Subsidiaries.

(b) Each such Contract described in clauses (i) through (xii) and not (xiii) above is referred to herein as a “Material Contract.” Each Material Contract is a valid and binding obligation of the Company and its Subsidiaries as applicable and, to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable by the Company or the applicable Subsidiary, in each case, subject to Creditors’ Rights, except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, and neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any other party to a Material Contract is in breach or violation of any provision of, or in default under, any Material Contract, and no event has occurred that, with or without notice, lapse of time or both, would constitute such a breach, violation or default, except for breaches, violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. A copy of each Material Contract has previously been made available to Parent.

Section 3.22 Intellectual Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries possess the valid right to use, license and enforce all patents, patent rights, trademarks, trade names, trade dress, service marks, Internet domain names, copyrights, applications for any of the foregoing, computer software programs or applications, geophysical data, trade secrets, know-how, data and other proprietary rights (collectively, “Intellectual Property”) that are necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted (collectively, the “Company Intellectual Property” and to the extent owned by the Company and its Subsidiaries the “Company Owned Intellectual Property”).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the knowledge of the Company, since January 1, 2021, the conduct of the business of the Company and its Subsidiaries and use of the Company Intellectual Property does not and has not infringed upon or otherwise violated any Intellectual Property rights of any other Person; (ii) to the knowledge of the Company, no third party is challenging, infringing or otherwise violating any right of the Company and its Subsidiaries in the Company Intellectual Property; (iii) neither the Company nor any of its Subsidiaries has received written notice of any pending claim, order or proceeding with respect to any alleged or potential infringement or other violation of Intellectual Property rights of any other Person or with respect to any Company Intellectual Property; and (iv) to the knowledge of the Company, no Company Intellectual Property is being used or enforced by the Company or any of its Subsidiaries in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of any Company Intellectual Property. The Company and its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of any material proprietary information or trade secrets included in their respective rights in Company Intellectual Property.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the knowledge of the Company, the Company and its Subsidiaries have not, since January 1, 2021, experienced any unauthorized access to or other breach of security with respect to the information technology systems that are material to the Company and its Subsidiaries or to any Personal Data in the custody or control of the Company; (ii) the Company and its Subsidiaries have complied in all material respects with all applicable laws and with their own respective privacy policies (“Privacy Policies”) relating to the collection, storage, use, disclosure and transfer of any information held by the Company or its Subsidiaries that can reasonably be used to identify an individual natural person, including name, street address, telephone number, email address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or biometric identifiers or any other piece of information, or any other information defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable law and that is regulated by such applicable law (collectively, “Personal Data”) and neither the Company nor any of its Subsidiaries has received a written complaint from, or to the knowledge of the Company, is subject to an investigation by, any governmental body, agency, authority or entity or any other third party regarding its collection, storage, use, disclosure or transfer of Personal Data that is pending or unresolved and, to the knowledge of the Company, there are no facts or circumstances that would give rise to any such complaints; (iii) there has not been any unauthorized access to, use of, or processing of Personal Data collected or processed by the Company or any of the Company’s Subsidiaries or by third parties having authorized access to such information; and (iv) the Company and its Subsidiaries have commercially reasonable security measures in place designed to protect any Personal Data stored in their respective information technology systems from unlawful use or access by any third party or any other access or use that would violate applicable law.

Section 3.23 Brokers; Financial Advisor. No broker, investment banker, financial advisor or other Person, other than Goldman Sachs & Co., LLC (“Goldman Sachs”) and J.P. Morgan Securities LLC, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar based fee or commission in connection with the Merger as a result of being engaged by the Company or any Subsidiary or affiliate of the Company. The Company has made available to Parent complete and correct copies of all agreements under which such fee, commission, or other like payment is payable and all indemnification and other agreements under which any such fee or commission is payable.

Section 3.24 Opinion of Financial Advisor. The Company has received the oral opinion of Goldman Sachs, to be subsequently confirmed by delivery of a written opinion, to the effect that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be paid to the holders (other than Parent and its affiliates) of Company Common Stock is fair from a financial point of view to such holders.

Section 3.25 Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 4.17, the Board of Directors of the Company has taken the necessary action to render Section 203 of the DGCL and no other antitakeover or similar statute or regulation is applicable to this Agreement, the Merger and the other Transactions.

Section 3.26 Reorganization. The Company has not taken or agreed to take any action, and is not aware, after reasonable diligence, of the existence of any fact or circumstance that could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.27 No Additional Representations.

(a) Except for the representations and warranties made in (i) this Article III, as qualified by the Company Disclosure Schedules, or (ii) any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement, the Merger or the other Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations or warranties expressly provided in this Article III, as qualified by the Company Disclosure Schedules or in any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes or has made any representation or warranty to Parent or any of its affiliates or representatives with respect to (x) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses; or (y) except for the representations or warranties expressly made in this Article III, as qualified by the Company Disclosure Schedules, or in any certificate delivered pursuant to this Agreement, any oral or written information presented to Parent or any of its affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Merger or the other Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that neither Parent nor any other Person has made or is making, and the Company expressly disclaims reliance upon, any representations, warranties or statements relating to Parent or its Subsidiaries whatsoever, express or implied, beyond those expressly given by Parent and Merger Subsidiary in Article IV, as qualified by the Parent Disclosure Schedules, or in any certificate delivered pursuant to this Agreement or in the Support Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company, or any of its representatives. Without limiting the generality of the foregoing, the Company acknowledges that, except for the representations and warranties expressly provided in Article IV, as qualified by the Parent Disclosure Schedules, or in any certificate delivered pursuant to this Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY

Parent and Merger Subsidiary represent and warrant to the Company that, except as disclosed (i) in the Parent SEC Documents (as hereinafter defined) filed or furnished on or after January 1, 2021 and prior to the date of this Agreement (excluding any disclosures in such Parent SEC Documents in any risk factors section, in any section related to forward looking statements and other disclosures that are predictive or forward-looking in nature, in each case other than any description of historic facts or events included therein) or (ii) in the correspondingly numbered section of the disclosure schedules delivered by Parent to the Company simultaneously with the execution of this Agreement (the “Parent Disclosure Schedules”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedules shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent, notwithstanding the omission of a cross-reference to such other section or subsection):

Section 4.1 Corporate Existence and Power. Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental franchises, licenses, permits, authorizations, consents and approvals required to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as now conducted, except for those the absence of which would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect (as defined below). Parent is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the character of the property owned or leased by it or the nature of its activities or the ownership or leasing of its properties make such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect. For purposes of this Agreement, the term “Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, results in a material adverse effect on the financial condition, business, assets or continuing results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following Effects, alone or in combination, be deemed to constitute, or be taken into account, in determining whether there has been, or would be, a Parent Material Adverse Effect: (A) any changes or conditions in the U.S. or any other national or regional economy, any global economic changes or conditions or securities, credit, financial or other capital markets conditions, (B) any changes or conditions affecting the oil and gas industry in general (including changes to the prices of commodities or of the raw material inputs or value of the outputs of Parent’s products, general market prices and regulatory changes affecting the industry), (C) any weather-related or other force majeure event or outbreak (including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters), (D) pandemics, epidemics, COVID-19 Measures, acts of war (whether or not declared), armed hostility (by recognized governmental forces or otherwise), sabotage, terrorism or cyber-attack, and any escalation or general worsening of any of the foregoing or other response to any governmental bodies, agencies, officials or authorities (including requirements for business closures, restrictions on operations or “sheltering-in-place”), (E) Effects resulting from the negotiation, execution, announcement, pendency, compliance with or performance of this Agreement, the transactions contemplated hereby or the terms hereof or the consummation of the transactions contemplated hereby, including the impact thereof on the relationships of Parent and its Subsidiaries with customers, suppliers, partners, employees or governmental bodies, agencies, officials or authorities; provided that this clause (E) shall not apply to any representation or warranty set forth in Section 4.4 (or any condition to any party’s obligation to consummate the Merger relating to such representation and warranty) to the extent that such representation and warranty addresses the consequences of any Effect arising out of, relating to or resulting from the execution and delivery of this Agreement or the consummation of the Merger, (F) any action taken or failure to take action which the Company has requested in writing, (G) changes in applicable law, regulation or government policy or in GAAP or in accounting standards, or any changes in the interpretation or enforcement of any of the foregoing, or any changes in general legal, regulatory or political conditions, including any Effects arising out of, in connection with, or as a result of, any “shut-down” of the U.S. federal government (including its agencies), (H) any decline in the market price, or change in trading volume, of Parent’s capital stock, (I) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position or (J) any downgrade in Parent’s credit rating (it being understood that the exceptions in clauses (H), (I) and (J) shall not prevent or otherwise affect a determination that the underlying cause of any such Effect referred to therein (if not otherwise falling within any of the exceptions provided hereof) is a Parent Material Adverse Effect); provided that, in the case of clauses (A), (B), (C) and (D), to the extent the impact on Parent and its Subsidiaries, taken as a whole, is disproportionately adverse compared to the impact on similarly situated entities, the incrementally disproportionate impact or impacts shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect. Merger Subsidiary is a direct, wholly-owned subsidiary of Parent that was formed solely for the purpose of engaging in the Merger. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement. Parent has heretofore made available to the Company true and complete copies of Parent’s and Merger Subsidiary’s certificate of incorporation and by-laws as currently in effect.

Section 4.2 Corporate Authorization.

(a) The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action. Assuming due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against such party in accordance with its terms, subject to Creditors’ Rights. The shares of Parent Common Stock issued pursuant to the Merger, when issued in accordance with the terms hereof, will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(b) The Board of Directors of Parent, at a meeting duly called and held on or prior to the date of this Agreement, has unanimously (i) determined that this Agreement and the issuance of Parent Common Stock pursuant to this Agreement and the other Transactions are fair to, and in the best interests of, Parent and Parent’s stockholders and (ii) approved and declared advisable this Agreement and the Transactions.

(c) The Board of Directors of Merger Subsidiary has unanimously (i) determined that this Agreement and the Transactions are fair to, and in the best interests of, Merger Subsidiary’s sole stockholder, (ii) approved and declared advisable this Agreement and the Transactions and (iii) submitted this Agreement to Parent, as sole stockholder of Merger Subsidiary, for adoption thereby and recommended that Parent approve and adopt this Agreement and the Transactions.

Section 4.3 Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with the DGCL, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of laws, rules and regulations in foreign jurisdictions governing antitrust or merger control matters, (d) compliance with any applicable requirements of the Exchange Act, (e) compliance with any applicable requirements of the Securities Act, (f) the appropriate filings and approvals under the rules of the NYSE, (g) (if any) filings required to be made with the FCC and (h) other actions or filings the absence or omission of which would not, individually or in the aggregate, be reasonably likely to have (i) a Parent Material Adverse Effect or (ii) prevent or materially delay consummation by Parent of the Merger beyond the Initial End Date (this clause (ii), a “Parent Impairment Effect”).

Section 4.4 Non-Contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not, assuming compliance with the matters referred to in Sections 4.2 and 4.3, (a) contravene or conflict with the certificate of incorporation or by-laws of Parent or Merger Subsidiary, (b) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Parent or any of its Subsidiaries, (c) constitute a default (or an event which with notice or the passage of time would become a default) under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Parent or any of its Subsidiaries or to a loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of, any agreement, contract or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit or other similar authorization held by Parent or any of its Subsidiaries or (d) result in the creation or imposition of any Lien (other than Liens arising under securities laws) on any asset of Parent or any of its Subsidiaries, except for such contraventions, conflicts or violations referred to in clause (b) or defaults, rights of termination, cancellation or acceleration or losses or Liens referred to in clause (c) or (d) that would not, individually or in the aggregate, be reasonably likely to have (i) a Parent Material Adverse Effect or (ii) a Parent Impairment Effect. The approval of the stockholders of Parent is not required by applicable law or the rules of the NYSE to effect the transactions contemplated by this Agreement. To Parent’s knowledge as of the date of this Agreement, there is no Effect that would reasonably be expected to prevent, materially impede or materially interfere with the consummation by Parent or Merger Subsidiary of the Merger and the Transactions.

Section 4.5 Capitalization. The authorized capital stock of Parent consists of 6,000,000,000 shares of Parent Common Stock, and 100,000,000 shares of preferred stock, par value $1.00 per share (“Parent Preferred Stock”). As of the close of business on October 19, 2023 (the “Parent Measurement Date”), there were outstanding (i) 1,882,048,423 shares of Parent Common Stock (for the avoidance of doubt, excluding shares of Parent Common Stock held in treasury), (ii) no shares of Parent Preferred Stock, (iii) 560,628,157 shares of Parent Common Stock held in treasury and (iv) no other shares of capital stock or other voting securities of Parent. All outstanding shares of capital stock of Parent have been duly authorized and validly issued and are fully paid and nonassessable. As of the close of business on the Parent Measurement Date, there were outstanding (A) options to purchase 24,726,499 shares of Parent Common Stock and (B) other stock-based awards (other than shares of restricted stock or other equity-based awards included in the number of shares of Parent Common Stock outstanding set forth above) with respect to 10,579,149shares of Parent Common Stock. Except as set forth in this Section 4.5 and except for changes since the close of business on the Parent Measurement Date resulting from the exercise of employee stock options outstanding on such date, or the payment or redemption of other stock-based awards outstanding on such date and except for the shares to be issued in connection with the Merger, there are outstanding, as of the date of this Agreement, (a) no shares of capital stock or other voting securities of Parent, and (b) except for securities issuable pursuant to employee benefit plans or arrangements, including options issued pursuant to Parent stock option plans and awards payable in Parent Common Stock, (1) no options, warrants or other rights to acquire from Parent any capital stock or voting securities of Parent or securities convertible into or exchangeable for capital stock or voting securities of Parent, (2) no bonds, debentures, notes or other indebtedness of Parent or any of its Subsidiaries, in each case, that are linked to, or calculated based on, the value of Parent or any of its Subsidiaries, or otherwise based upon or derived from any dividends or other distributions declared or paid on any shares of capital stock of, or other equity or voting interests in, Parent or any of its Subsidiaries, or which have or which by their terms may have at any time (whether actual or contingent) the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent or any of its Subsidiaries may vote and (3) no preemptive or similar rights, subscription or other rights, convertible securities, agreements, arrangements or commitments of any character relating to the capital stock of Parent, obligating Parent to issue, transfer or sell any capital stock, voting securities of Parent or securities convertible into or exchangeable for capital stock or voting securities of Parent or obligating Parent to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment (the items in the foregoing subclauses (a) and (b) being referred to collectively as “Parent Securities”). Except as required by the terms of any employee or director options or other stock-based awards, there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities.

Section 4.6 SEC Filings.

(a) Parent has made available to the Company (i) its annual reports on Form 10-K for its fiscal years ended December 31, 2021 and 2022, (ii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of Parent held since December 31, 2021 and (iii) all of its other reports, statements, schedules and registration statements filed with the SEC since December 31, 2021 (the documents referred to in this Section 4.6(a) being referred to collectively as the “Parent SEC Documents”). Parent’s annual report on Form 10-K for its fiscal year ended December 31, 2022 is referred to herein as the “Parent 10-K.” Parent’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2023 is referred to herein as the “Parent 10-Q.”

(b) As of its filing date, each Parent SEC Document complied as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act and the rules and regulations thereunder.

(c) As of its filing date, each Parent SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each registration statement, as amended or supplemented, if applicable, filed by Parent since January 1, 2021 pursuant to the Securities Act, as of the date such statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) Parent has timely filed with or furnished to the SEC all forms, reports, schedules, registration statements, proxy statements and other documents required to be filed with or furnished to the SEC by Parent since January 1, 2021.

Section 4.7 Financial Statements. The audited consolidated financial statements of Parent (including any related notes and schedules) included in the annual reports on Form 10-K referred to in Section 4.6 present fairly, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and their cash flows for the periods then ended, in each case, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto). For purposes of this Agreement, “Parent Balance Sheet” means the consolidated balance sheet of Parent, as of June 30, 2023, set forth in the Parent 10-Q and “Parent Balance Sheet Date” means June 30, 2023.

Section 4.8 Disclosure Documents.

(a) The Registration Statement on Form S-4 of Parent (the “Form S-4”) to be filed under the Securities Act relating to the issuance of Parent Common Stock in the Merger, and any amendments or supplements thereto, will, when filed, subject to the last sentence of Section 4.8(b), comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

(b) Neither the Form S-4 nor any amendment or supplement thereto will at the time it becomes effective under the Securities Act or at the Effective Time contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent in this Section 4.8 with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Form S-4.

(c) None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Company Proxy Statement or any amendment or supplement thereto will, at the date the Company Proxy Statement or any such amendment or supplement thereto is first mailed to stockholders of the Company or at the time such stockholders vote on the adoption and approval of this Agreement and the transactions contemplated hereby, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.9 Controls and Procedures.

(a) Each of the principal executive officer and the principal financial officer of Parent (or each former principal executive officer and former principal financial officer of Parent, as applicable) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act with respect to Parent SEC Documents. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(b) Parent has (i) designed and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information required to be disclosed by Parent in the reports it files or furnishes under the Exchange Act is communicated to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure, (ii) disclosed, based on its most recent evaluation, to its auditors and the audit committee of its Board of Directors (A) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which could adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting and (iii) identified for Parent’s auditors any material weaknesses in internal controls over financial reporting. Parent has provided to the Company true and correct copies of any of the foregoing disclosures to the auditors or audit committee of Parent that have been made in writing from January 1,

2021 through the date of this Agreement, and will promptly provide to the Company true and correct copies of any such disclosure that is made after the date of this Agreement.

(c) Parent has designed and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (ii) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on Parent’s financial statements. Parent’s management, with the participation of Parent’s principal executive and financial officers, has completed an assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2022, and such assessment concluded that such internal controls were effective using the framework specified in the Parent 10-K.

(d) No personal loan or other extension of credit by Parent or any Subsidiary to any of its or their executive officers or directors has been made or modified in violation of Section 13 of the Exchange Act and Section 402 of the Sarbanes-Oxley Act since January 1, 2021.

(e) Since January 1, 2021, neither Parent nor any of its Subsidiaries nor, to Parent’s knowledge, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received any written complaint, allegation, assertion, or claim that Parent or any of its Subsidiaries has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls.

Section 4.10 Absence of Certain Changes.

(a) From the Parent Balance Sheet Date to the date of this Agreement, Parent and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practice in all material respects.

(b) From the Parent Balance Sheet Date, there has not been any event, occurrence, change or development of a state of circumstances or facts which, individually or in the aggregate, has had, or would be reasonably likely to have, a Parent Material Adverse Effect.

Section 4.11 No Undisclosed Material Liabilities. As of the date of this Agreement, there are no liabilities of Parent or any Subsidiary of Parent of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise that, individually or in the aggregate, are material to Parent and its Subsidiaries, taken as a whole, other than:

(a) liabilities disclosed or provided for in the Parent Balance Sheet or the notes thereto;

(b) liabilities incurred since the Parent Balance Sheet Date in the ordinary course of business consistent with past practice and which, individually or in the aggregate, would not be reasonably likely to have a Parent Material Adverse Effect;

(c) liabilities disclosed in the Parent SEC Documents filed prior to the date of this Agreement;

(d) liabilities or obligations that have been discharged or paid in full in the ordinary course of business consistent with past practice; and

(e) liabilities under this Agreement or in connection with the Transactions.

Section 4.12 Litigation. As of the date of this Agreement, there is no action, suit, investigation or proceeding, pending against, or, to the knowledge of Parent, threatened against or affecting, Parent, any of its

Subsidiaries, any of their respective properties or any of their respective officers or directors before any court, arbitrator or any governmental body, agency, authority or official except as would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect.

Section 4.13 Compliance with Laws. To Parent’s knowledge, neither Parent nor any of its Subsidiaries is in violation of, or has since January 1, 2021 violated, any applicable provisions of any laws, statutes, ordinances or regulations except for any violations that, individually or in the aggregate, have not had, and would not be reasonably likely to have, a Parent Material Adverse Effect.

Section 4.14 Regulatory Matters.

(a) Except as would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect, since January 1, 2018, (i) none of the Parent, any of its Subsidiaries, nor any Parent or Subsidiary director, officer, employee, nor, to the knowledge of the Parent, any representative, agent, or other person acting on behalf of the Parent or any of its Subsidiaries, has violated any Anti-Corruption Law, and (ii) none of the Parent, any of its Subsidiaries nor any Parent or Subsidiary director, officer, employee, nor, to the knowledge of the Parent, any representative, agent or any other person acting on behalf of the Parent or any of its Subsidiaries, has offered, paid, given, promised, or authorized the payment of, anything of value (including, but not limited to, money, checks, wire transfers, tangible and intangible gifts, favors, services, employment or entertainment and travel) directly or indirectly to any Government Official (A) for the purpose of (1) influencing any act or decision of a Government Official or any other person in his or her official capacity, (2) inducing a Government Official or any other person to do or omit to do any act in violation of his or her lawful duties, (3) securing any improper advantage, (4) inducing a Government Official or any other person to influence or affect any act or decision of any governmental body, agency, authority or entity or (5) assisting the Parent, any Subsidiary of the Parent, or any Parent or Subsidiary director, officer employee, agent, representative, or any other person acting on behalf of the Parent or any of its Subsidiaries in obtaining or retaining business, or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage.

(b) Except as would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect, (i) the Parent, each of its Subsidiaries and their respective directors, officers, employees, and, to the knowledge of the Parent, agents, representatives and other persons acting for or on behalf of any of the foregoing persons, are, and at all times since January 1, 2018 have been, in compliance with all applicable Economic Sanctions/Trade Laws and all applicable Money Laundering Laws and (ii) neither the Parent nor any of its Subsidiaries carries on, or has carried on since January 1, 2018, any business, directly or knowingly indirectly, involving Cuba, Iran, Syria, North Korea, the Crimea region, or the so-called Donetsk or Luhansk People’s Republics or any Sanctions Target in violation of applicable Economic Sanctions/Trade Laws.

(c) Except as would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect, since January 1, 2018 (i) neither the Parent nor any of its Subsidiaries has conducted or initiated any internal investigation, review or audit, or made a voluntary, directed, or involuntary disclosure to any governmental body, agency, authority or entity or third party with respect to any alleged or suspected act or omission arising under or relating to any potential noncompliance with any applicable Anti-Corruption Law, Economic Sanctions/Trade Law, or Money Laundering Law, (ii) neither the Parent nor any of its Subsidiaries, nor any of their respective directors or officers, nor, to the knowledge of the Parent, any agents, employees (other than officers) representatives, or any other person acting at the direction of the Parent or any of its Subsidiaries has received any written notice, request or citation for any actual or potential noncompliance with any applicable Anti-Corruption Law, Economic Sanctions/Trade Law or Money Laundering Law, (iii) the Parent and its Subsidiaries have implemented and have maintained internal controls, policies and procedures designed to detect and prevent violations of Anti-Corruption Laws, Economic Sanctions/Trade Laws and Money Laundering Laws, and (iv) the Parent and each of its Subsidiaries have at all times made and maintained accurate books and records in material compliance with all applicable Anti-Corruption Laws, Economic Sanctions/Trade Laws or Money Laundering Laws.

Section 4.15 Capitalization of Merger Subsidiary. The authorized capital stock of Merger Subsidiary consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Subsidiary is, and at the Effective Time will be, owned by Parent. Merger Subsidiary has not engaged in any activities other than the execution of this Agreement, the performance of its respective obligations hereunder, and matters ancillary thereto, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 4.16 Reorganization. Parent has not taken or agreed to take any action, and is not aware, after reasonable diligence, of the existence of any fact or circumstance, that could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.17 Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries (including Merger Subsidiary) owns or has owned at any time in the three years preceding the date of this Agreement any shares of Company Common Stock beneficially or of record.

Section 4.18 No Additional Representations.

(a) Except for the representations and warranties made in (i) this Article IV, as qualified by the Parent Disclosure Schedules, (ii) any certificate delivered pursuant to this Agreement or (iii) the Support Agreement, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement, the Merger or the other Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations or warranties expressly provided in this Article IV, as qualified by the Parent Disclosure Schedules, or in any certificate delivered pursuant to this Agreement or in the Support Agreement, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties expressly made in this Article IV, as qualified by the Parent Disclosure Schedules, or in any certificate delivered pursuant to this Agreement or in the Support Agreement, any oral or written information presented to the Company or any of its affiliates or representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Merger or the other Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Merger Subsidiary acknowledges and agrees that neither the Company nor any other Person has made or is making, and each of Parent and Merger Subsidiary expressly disclaims reliance upon, any representations, warranties or statements relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article III, as qualified by the Company Disclosure Schedules or in any certificate delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company or its Subsidiaries furnished or made available to Parent or Merger Subsidiary or any of their respective representatives. Without limiting the generality of the foregoing, each of Parent and Merger Subsidiary acknowledge that, except for the representations and warranties expressly provided in Article III, as qualified by the Company Disclosure Schedules, or in any certificate delivered pursuant to this Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or Merger Subsidiary or any of their respective representatives.

ARTICLE V

COVENANTS OF THE COMPANY

The Company agrees that:

Section 5.1 Conduct of the Company. From the date of this Agreement until the Effective Time, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), as expressly permitted or required by this Agreement, as may be required by applicable law or any COVID-19 Measures required by applicable law and any action taken, or omitted to be taken, by the Company or its Subsidiaries pursuant thereto or as set forth in Section 5.1 of the Company Disclosure Schedules, the Company and its Subsidiaries shall use all reasonable best efforts to conduct their business (x) in the ordinary course of business consistent with past practice and shall use their commercially reasonable efforts to preserve intact their business organizations and material relationships with third parties; provided, that this Section 5.1(x) shall not prohibit the Company and its Subsidiaries from taking commercially reasonable (taking into account the reasonableness perspective of each of Parent and the Company) actions outside of the ordinary course or not consistent with past practice in response to external unforeseen events, changes or developments of the type set forth in clauses (A)-(D), or clause (G) of the definition of Company Material Adverse Effect in a manner consistent with those generally undertaken by businesses similarly situated to the Company and (y) in a manner not involving the entry by the Company or its Subsidiaries into businesses that are materially different from the businesses of the Company and its Subsidiaries on the date of this Agreement. For the purposes of this Agreement, “COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar laws, directives, restrictions, guidelines, responses, or recommendations of, or promulgated by, any governmental agency, including the Centers for Disease Control and Prevention and the World Health Organization, or other reasonable actions taken, in each case, in connection with or in response to COVID-19. For the purposes of this Agreement, “COVID-19” means SARS-CoV-2 or COVID-19, and any evolution or variant thereof or any related or associated epidemic, pandemic, or disease outbreak. Without limiting the generality of the foregoing, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), as expressly permitted or required by this Agreement, as may be required by applicable law or any COVID-19 Measures required by applicable law and any action taken, or omitted to be taken, by the Company or its Subsidiaries pursuant thereto or as set forth in Section 5.1 of the Company Disclosure Schedules, from the date of this Agreement until the Effective Time:

(a) the Company will not (i) adopt or propose any change in its certificate of incorporation or by-laws or (ii) permit any of its Significant Subsidiaries to adopt or propose any change in such Significant Subsidiary’s certificate of incorporation, by-laws or similar organizational or governing documents;

(b) the Company will not, and will not permit any Significant Subsidiary of the Company to, adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Significant Subsidiaries;

(c) the Company will not, and will not permit any Subsidiary of the Company to, issue, sell, transfer, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or series of the Company or its Subsidiaries other than (i) issuances of Company Common Stock or Class A Shares pursuant to the exercise or settlement (as applicable) of Company Options, Company RS Awards, Company PSU Awards or Phantom Units that are outstanding on the date of this Agreement or granted thereafter not in violation of this Section 5.1, (ii) pledges or encumbrances with respect to Subsidiaries of the Company securing indebtedness under the MLP Credit Agreement, or (iii) issuances made by any Subsidiary of the Company to the Company or any wholly-owned Subsidiary of the Company;

(d) the Company will not, and, solely in the case of clause (ii), will not permit any Subsidiary of the Company to, (i) split, combine, subdivide or reclassify its outstanding shares of capital stock, or (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock other than (A) in the case of the Company, regular quarterly cash dividends or distributions payable by the Company to shareholders, which dividends or distributions shall not exceed $0.4375 per share of Company Common Stock per fiscal quarter and shall otherwise be consistent with past practice, including with respect to timing of declaration and payment (and in any event will not include any special dividend), (B) in the case of the MLP, regular quarterly cash distributions solely from Available Cash (as defined in the MLP Partnership Agreement) and which are otherwise consistent with past practice, including with respect to timing of declaration or payment (and in any event will not include any special dividend), (C) dividends or distributions paid by any Subsidiary of the Company to the Company or any wholly-owned Subsidiary of the Company or (D) dividends or distributions from Opco to the MLP or dividends or distributions paid by any Subsidiary of Opco to Opco or any wholly-owned Subsidiary of Opco (provided that, in the case of this clause (D), such dividends or distributions do not result in any adverse tax cost that is material to the Company and its Subsidiaries (taken as a whole)); provided, however, that the Company shall not declare, set aside or pay any dividend except in accordance with, and the foregoing shall not restrict any dividend declared and paid in accordance with, Section 7.11;

(e) the Company will not, and will not permit any Subsidiary of the Company to, redeem, purchase or otherwise acquire directly or indirectly any of the Company’s or any Subsidiary’s capital stock, except for repurchases, redemptions or acquisitions (i) required by the terms of its capital stock or any securities outstanding on the date of this Agreement or (ii) required by or in connection with the respective terms, as of the date of this Agreement, of any Company Benefit Plan or any dividend reinvestment plan as in effect on the date of this Agreement in the ordinary course of the operations of such plan consistent with past practice and only to the extent consistent with Section 7.4, (iii) with respect to the forfeiture, exercise, vesting, settlement or satisfaction of applicable Tax withholding and/or exercise prices of Company Stock Options, Company RS Awards, Company PSU Awards or Phantom Units outstanding as of the date of this Agreement or granted thereafter not in violation of this Section 5.1 or (iv) involving only wholly-owned Subsidiaries of the Company;

(f) the Company will not amend the material terms (including the terms relating to accelerating the vesting or lapse of repurchase rights or obligations) of any outstanding Company Options, Company RS Awards or Company PSU Awards (which, it is understood, will not limit the administration of the relevant plans governing such awards in accordance with past practices and interpretations of the Company’s Board of Directors and the Company’s Compensation and Management Development Committee);

(g) the Company will not, and will not permit any Subsidiary (excluding the MLP, Opco and their Subsidiaries) of the Company to, make or authorize any capital expenditures except in amounts that are not in excess of, (i) during fiscal year 2023, 110% of the aggregate budgeted amount for each geographic region and category indicated in the capital budget for the fiscal year 2023 set forth in Section 5.1(g) of the Company Disclosure Schedules, (ii) during fiscal year 2024, 110% of the aggregate budgeted amount for each geographic region and category indicated in the draft capital budget for the fiscal year 2024 set forth in Section 5.1(g) of the Company Disclosure Schedules, and (iii) during fiscal year 2025, 110% of the aggregate budgeted amount for each geographic region and category indicated in the draft capital budget for the fiscal year 2025 set forth in Section 5.1(g) of the Company Disclosure Schedules, except in each case, for capital expenditures, not to exceed $50 million in the aggregate, to repair damage resulting from insured casualty events or required on an emergency basis for the safety of individuals, assets or the environment (so long as the Company provides Parent prior notice of any such capital expenditures together with an estimate of the proposed scope of repairs and related costs to the extent that it is reasonably practical under the circumstances); provided, however, that neither the MLP nor any of its Subsidiaries shall make or authorize capital expenditures in a fiscal year in excess of 110% of the amount for such fiscal year set forth on Section 5.1(g) of the Company Disclosure Schedules;

(h) the Company will not, and will not permit any Subsidiary of the Company to, except as required under any Company Benefit Plan, (i) increase the compensation or benefits of any employee with a title of vice president or above, except for increases in the ordinary course of business consistent with past practice, (ii) (A) enter into, (B) adopt, or (C) extend or renew (or waive or amend any performance or vesting criteria or accelerate funding under) any employment, change in control, severance, bonus, profit sharing, retirement, restricted stock, stock option, deferred compensation or other director, consultant, executive or employee benefit plan, policy, agreement or arrangement except as required by the terms of an agreement or arrangement existing on the date of this Agreement, (iii) enter into any collective bargaining agreement or other agreement with any labor organization, works council, trade union, labor association or other employee representative, (iv) take any action to accelerate the vesting, payment or funding of any compensation or benefits to any employee with a title of vice president or above, (v) implement any facility closings or employee layoffs or reductions in force that would trigger the notice requirements under the Worker Adjustment and Retraining Notification Act and any similar state or local law (collectively, the “WARN Act”) or (vi) terminate the employment of any employee with a title of vice president or above, other than a termination of employment for “cause”, or hire any employee with a title of vice president or above (other than to replace any employee who has terminated his or her employment voluntarily or whose employment has terminated as permitted herein);

(i) the Company will not, and will not permit any of its Subsidiaries to, acquire (for cash or other assets) or agree to acquire by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or by purchasing all or a substantial equity or voting interest in, or by any other manner, any business or Person or division thereof or any other assets (including E&P Assets), except that, the Company and its Subsidiaries shall be permitted to make (i) acquisitions pursuant to an agreement of the Company or any of its Subsidiaries in effect on the date of this Agreement that is made available to Parent and listed on Section 5.1(j) of the Company Disclosure Schedules, (ii) acquisitions (including of E&P Assets) for which the consideration is less than $50 million individually or $100 million in the aggregate, including by lease, license or entry into joint ventures or partnership arrangements, (iii) acquisitions of assets solely among the Company and its wholly owned Subsidiaries, or among the wholly owned Subsidiaries of the Company, or (iv) acquisitions of assets solely among Opco and its wholly owned Subsidiaries, or among the wholly owned Subsidiaries of Opco (provided that, in the case of this clause (iv) and the foregoing clause (iii), such acquisitions do not result in any adverse tax cost that is material to the Company and its Subsidiaries (taken as a whole)); provided that any acquisitions included in the capital budgets referenced in Section 5.1(g) shall not be subject to the restrictions set forth in this Section 5.1(i). For purposes of this Agreement, the term “E&P Assets” means land and mineral interests or rights therein used for the exploration, development and production of oil and gas and other hydrocarbons and related assets;

(j) except as expressly permitted by Section 7.1, the Company will not, and will not permit any of its Subsidiaries to, sell, lease, license, encumber (including by the grant of any option thereon) (other than by Permitted Liens) or otherwise dispose of any material assets or material property (which shall include any sale of any capital stock of any Subsidiary of the Company), except (i) pursuant to existing contracts or commitments, (ii) in the ordinary course of business consistent with past practice, (iii) sales of or disposals of obsolete or worthless assets at the end of their scheduled retirement, (iv) transfers among the Company and its wholly owned Subsidiaries, or among the wholly owned Subsidiaries of the Company, (v) transfers among Opco and its wholly owned Subsidiaries, or among the wholly owned Subsidiaries of Opco (provided that, in the case of this clause (v) and the foregoing clause (iv), such transfers do not result in any adverse tax cost that is material to the Company and its Subsidiaries (taken as a whole)), or (vi) any such disposals (including exchanges or swaps of E&P Assets) of assets in an amount not exceeding $75 million individually or $150 million in the aggregate;

(k) the Company will not, and will not permit any of its Subsidiaries to, incur any indebtedness for borrowed money, guarantee or assume any such indebtedness of another Person, issue or sell warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other agreement to maintain any financial condition of another Person, or enter into any arrangement having the economic effect of any of the foregoing (other than (i) any such indebtedness among any Person and its wholly-owned Subsidiaries, among any Person’s wholly-owned Subsidiaries, and guarantees thereof, (ii) borrowings under that certain Credit Agreement, dated as of July 14, 2022, by and among the Company, Hess Overseas Finance Investments Centre Limited, the other borrowing subsidiaries party thereto from time to time, the lenders and other parties thereto from time to time and JPMorgan Chase Bank, N.A., as administrative agent (as amended or modified from time to time, the “Company Credit Agreement”), the MLP Credit Agreement, or any other existing credit facilities of the Company or its Subsidiaries, in each case, in accordance with the terms thereof as in effect on the date of this Agreement or, in each case, as amended, modified or supplemented in compliance with the terms of this Agreement, (iii) any such indebtedness incurred to replace, renew, extend, refinance or refund any indebtedness of the Company or any of its Subsidiaries, or (iv) any such other indebtedness or other obligations incurred in the ordinary course of business consistent with past practice, that is not in excess of $100 million, in the aggregate; provided, however, that in the case of each of clauses (ii), (iii) and (iv) such indebtedness either (A) is prepayable or redeemable at the Closing or at any time (subject to customary notice requirements) without premium or penalty (other than customary eurocurrency rate breakage) or (B) does not subject the Company or any of its Subsidiaries or, following the Closing, Parent or any of its Subsidiaries, to any additional restrictions, limitations, covenants or obligations in any material respect (other than the obligations to make payment on such indebtedness), in the case of this clause (B), to which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, as applicable, is not otherwise subject under the terms of any indebtedness outstanding as of the date of this Agreement);

(l) the Company will not, and will not permit any of its Subsidiaries to, (i) modify, amend, terminate or waive any material rights under any Material Contract or (ii) enter into any agreement that would constitute a Material Contract if entered into as of the date of this Agreement, other than (x) as otherwise expressly contemplated by this Agreement and (y) in the ordinary course of business consistent with past practice (but excluding any Specified Contracts, any Contract of the type set forth in Section 3.21(a)(iii), Section 3.21(a)(v) or Section 3.21(a)(x)(B)or, notwithstanding anything herein to the contrary, any Contract of the type set forth in Section 5.1(l) of the Company Disclosure Schedules with respect to any proposed amendment of such Contract that would extend the duration or term thereof by twelve (12) months);

(m) the Company will not, and will not permit any of its Subsidiaries to, settle or compromise any claim, demand, lawsuit or regulatory proceeding (excluding any Tax Proceeding, which shall be governed by Section 5.1(q)), whether now pending or hereafter made or brought, or waive, release or assign any rights or claims, in any such case (i) in an amount in excess of $50 million or (ii) that imposes (x) any material non-monetary obligation to be performed by, or (y) material restriction imposed against, the Company or any of its Subsidiaries following the Closing Date; provided, however, that, notwithstanding the foregoing, the Company may not settle or propose to settle or compromise any Transaction Litigation except as expressly permitted by Section 7.14;

(n) except for any such change which is not material or which is required by reason of a concurrent change in GAAP or applicable law, the Company will not, and will not permit any Subsidiary of the Company to, change any method of financial accounting or financial accounting practice (other than any change for Tax purposes) used by it;

(o) the Company will not, and will not permit any Subsidiary of the Company to, (i) enter into any joint venture, partnership, participation or other similar arrangement (other than in connection with acquisitions of E&P Assets that are permitted by Section 5.1(i)) or (ii) make any loan, capital contribution or advance to or investment in any other Person (other than the Company or any wholly-owned Subsidiary of the Company and other than pursuant to capital calls required pursuant to the terms of existing equity investments), in each case of (i) and (ii) that would be material to the Company, except for advances for reimbursable employee expenses in the ordinary course of business consistent with past practice or advancements of expenses to directors and officers of the Company or any Subsidiary of the Company pursuant to bona fide advancement provisions that are, in size and terms, consistent with past practice and otherwise not in violation of the other restrictions set forth in clauses (a) through (w) of this Section 5.1 under the Company Charter, Company By-Laws, equivalent governing documents of any Subsidiary of the Company or any indemnification agreement with any such director or officer;

(p) the Company will not, and will not permit any of its Subsidiaries to, take any action which would limit Parent’s or the Company’s freedom to license, cross-license or otherwise dispose of any material Company Intellectual Property;

(q) except as required by law, the Company will not, and will not permit any of its Subsidiaries to, (i) make (other than in the ordinary course of business consistent with past practice), revoke or amend any material election relating to Taxes or change any of its Tax accounting methods currently in effect, (ii) settle any

Tax Proceeding or (iii) file any amended Tax Return, in each case, if such action is reasonably likely to result in an increase to a Tax liability of the Company and/or its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole;

(r) except as contemplated by Section 7.1, the Company will not, and will not permit any of its Subsidiaries to, enter into any agreement that limits in any material respect the ability of the Company or any Subsidiary of the Company, or would (or would reasonably be expected to) limit in any material respect the ability of Parent or any Subsidiary of Parent after the Effective Time, to compete in or conduct any line of business or compete with any Person in any geographic area or during any period;

(s) the Company will not, and will not permit any of its Subsidiaries to, enter into (or agree to enter into) any acquisition, joint venture, exclusive arrangement or other similar arrangement, or any agreement to effect, or any letter of intent or similar document contemplating, any acquisition (including by merger, consolidation or acquisition), joint venture, exclusive arrangement or other similar arrangement, that would reasonably be expected to prevent, materially delay, materially interfere with or materially impede the consummation of the Merger and the Transactions, including, any such action that would reasonably be expected to prevent, materially impede or materially delay the ability of the parties to (y) obtain the expiration or termination of the waiting period under the HSR Act or any other applicable antitrust laws, or (z) obtain any authorizations, consents, orders, and approvals of any governmental body, agency or authority, in each case, necessary for the consummation of the Merger and the other Transactions;

(t) the Company will not, and will not permit any of its Subsidiaries to, enter into any new derivatives or hedging instruments intended to reduce or eliminate the risk of fluctuations in the price of Hydrocarbons, other than as set forth in Section 5.1(t) of the Company Disclosure Schedules;

(u) prior to declining to incur any capital commitment proposed by an operator with respect to any well or other E&P Asset in excess of $25 million pursuant to any AFE, the Company and its Subsidiaries shall comply with Section 5.1(u) of the Company Disclosure Schedules;

(v) notwithstanding anything to the contrary in this Agreement, the Company will not, and will not permit any of its Subsidiaries to, take any of the actions set forth in Section 5.1(v) of the Company Disclosure Schedules; and

(w) the Company will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

Notwithstanding the foregoing, the obligations of the Company and its Subsidiaries under this Section 5.1 to take an action or not to take an action shall not apply to the marketing and sale of Hydrocarbons in the ordinary course of business consistent with past practice.

Section 5.2 Company Stockholder Meeting; Proxy Material.

(a) Except as permitted by Section 5.2(b) below, the Board of Directors of the Company shall recommend adoption of this Agreement by the Company’s stockholders, and unless permitted by Section 5.2(b), neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Parent, the approval of this Agreement, the Merger or the Company Recommendation (as defined in Section 5.2(f) below) (any of the foregoing, a “Change in the Company Recommendation”), or (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal. For purposes of this Agreement, a Change in the Company Recommendation shall include (x) any approval or recommendation (or public proposal to approve or recommend) of an Acquisition Proposal by the Board of Directors of the Company or any committee thereof or (y) any failure by the Company to include the Company Recommendation in the Company Proxy Statement.

(b)

(i) The Board of Directors of the Company shall be permitted, in response to a Superior Proposal received after the date of this Agreement and not resulting from a breach of Section 5.2(a), this Section 5.2(b) or Section 7.8, to not make the Company Recommendation, or to withdraw or modify in a manner adverse to Parent the Company Recommendation, or to cause the Company to terminate this Agreement pursuant to Section 9.1(f), in each case, only if and to the extent that all of the following conditions are met: (A) the Company Stockholder Approval has not been obtained; (B) the Board of Directors of the Company determines in good faith, after consulting with outside legal counsel, that making the Company Recommendation or failing to take such action would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties under applicable law; (C) before taking any such action, the Company promptly gives Parent written notice advising Parent of the decision of the Board of Directors of the Company to take such action (a “Superior Proposal Notice”), including the reasons therefor and specifying the material terms and conditions of the applicable Acquisition Proposal and the identity of the Person making such Acquisition Proposal (and the Company will also promptly give Parent such a notice with respect to any subsequent change in such proposal) and the Company has given Parent at least four (4) Business Days (as modified, extended or continued by this Section 5.2(b)(i), the “Superior Proposal Match Period”) after delivery of such notice to propose revisions to the terms of this Agreement (or to make another proposal) in response to such Acquisition Proposal and during such period has made its representatives reasonably available to negotiate with Parent (to the extent Parent wishes to negotiate) with respect to such proposed revisions or other proposal, if any (it being understood and agreed that any amendment or modification (other than immaterial amendments or modifications) of such Acquisition Proposal shall require a new notice period with a new Superior Proposal Match Period of three (3) Business Days); and (D) the Board of Directors of the Company determines in good faith that such Acquisition Proposal constitutes a Superior Proposal (as defined in Section 7.8(b)) at the end of such Superior Proposal Match Period after consultation with, and taking into account the advice of, a financial advisor of nationally recognized reputation and outside legal counsel, as well as any revisions to the terms of the Merger or this Agreement proposed by Parent in a manner that would form a binding contract if accepted by the Company after being notified pursuant to this Section 5.2(b)(i).

(ii) The Board of Directors of the Company shall be permitted, in response to an Intervening Event occurring after the date of this Agreement, to not make the Company Recommendation or to withdraw or modify in a manner adverse to Parent the Company Recommendation, only if and to the extent that all of the following conditions are met: (A) the Company Stockholder Approval has not been obtained; (B) the Board of Directors of the Company determines in good faith, as a result of the Intervening Event, after consulting with outside legal counsel, that making the Company Recommendation or failing to so withdraw or modify the Company Recommendation would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties to stockholders under applicable law; (C) before taking any such action, the Company promptly gives Parent written notice advising Parent of the decision of the Board of Directors of the Company to take such action (an “Intervening Event Notice”), which notice will describe the Intervening Event in reasonable detail, and the Company has given Parent at least four (4) Business Days (as modified, extended or continued by this Section 5.2(b)(ii), the “Intervening Event Match Period”) after delivery of such notice to propose revisions to the terms of this Agreement (or to make another proposal) in response to such Intervening Event and during such period has made its representatives reasonably available to negotiate with Parent (to the extent Parent wishes to negotiate) with respect to such proposed revisions or other proposal, if any (it being understood and agreed that any change in fact (other than an immaterial change) relating to such Intervening Event shall require a new notice period with a new Intervening Event Match Period of three (3) Business Days); and (D) Parent does not make, within the Intervening Event Match Period, a proposal in a manner that would form a binding contract if accepted by the Company that the Board of Directors of the Company determines in good faith after consultation with, and taking into account the advice of, a financial advisor of nationally recognized reputation and outside legal counsel, would obviate the need to not make or withdraw or modify the Company Recommendation. For purposes of this Agreement, “Intervening Event” means any event, development or change in circumstances that was not known to the Company’s Board of Directors, or the consequences of which were not reasonably foreseeable as of the date of this Agreement, which event, change or development becomes known to the Company’s Board of Directors prior to obtaining the Company Stockholder Approval; provided that in no event shall the following events, changes or developments constitute an Intervening Event: (A) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof or (B) any change in the price or trading volume of the Company Common Stock, the Parent Common Stock or any other securities of the Company, Parent or any of their respective Subsidiaries (provided that the underlying causes of such changes may constitute, or be taken into account in determining whether there has been, an Intervening Event).

(iii) Except as permitted under Section 7.8, notwithstanding (x) any Change in the Company Recommendation, or (y) the making of any Acquisition Proposal, until the termination of this Agreement (A) in no event shall the Company or any of its Subsidiaries (1) enter into, or approve or recommend, or, except as set forth in Section 5.2(b), propose to approve or recommend, any letter of intent, agreement in principle, merger agreement, option agreement, acquisition agreement or other agreement constituting or relating to an Acquisition Proposal, (2) except as required by applicable law or Section 7.5, make, facilitate or provide information in connection with any SEC or other regulatory filings in connection with the transactions contemplated by any Acquisition Proposal or (3) seek any third party consents in connection with any transactions contemplated by any Acquisition Proposal and (B) the Company shall otherwise remain subject to the terms of this Agreement, provided, however, for the avoidance of doubt, without limiting the Company’s right to terminate this Agreement in the circumstances set forth in Section 9.1, a Change in the Company Recommendation shall not limit the Company’s obligation to submit this Agreement to the stockholders of the Company for the purpose of obtaining the Company Stockholder Approval at the Company Stockholder Meeting.

(c) As promptly as practicable following the date of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, the Form S-4, in which the Company Proxy Statement will be included as a prospectus. Each of Parent and the Company shall use all reasonable efforts to have the Form S-4 declared effective under the Securities Act, and for the Company Proxy Statement to be cleared by the SEC and its staff under the Exchange Act, in each case, as promptly as practicable after such filing. Parent shall promptly comply with all reasonable requests from the Company for information regarding Parent or Merger Subsidiary and required by applicable law for inclusion in the Company Proxy Statement and the Company shall promptly comply with all reasonable requests from Parent for information regarding the Company and its Subsidiaries and required by applicable law for inclusion in the Form S-4. Neither the Company (with respect to the Company Proxy Statement) nor Parent (with respect to the Form S-4) will file such documents with the SEC without first providing the other party and its counsel a reasonable opportunity to review and comment thereon, and the filing party will (i) include the reasonable additions, deletions or changes suggested by the other party or its counsel to the extent relating to such party or their respective affiliates and (ii) consider in good faith all other such reasonable additions, deletions or changes suggested by the other party or its counsel in connection therewith. Each of Parent and the Company shall use all reasonable efforts to have the Company Proxy Statement and the Form S-4 cleared by the SEC and its staff as promptly as practicable after such initial filing. Without limiting any other provision herein, the Form S-4 and the Company Proxy Statement will contain such information and disclosure reasonably requested by either Parent or the Company so that the Form S-4 conforms in form and substance to the requirements of the Securities Act and the Company Proxy Statement conforms in form and substance to the requirements of the Exchange Act. The Company shall use its reasonable best efforts to, in consultation with Parent, (i) set a record date for the Company Stockholder Meeting, which record date shall be prior to (or as promptly as reasonably practicable following) the effectiveness of the Form S-4, (ii) commence a broker search pursuant to and in compliance with Section 14a-13 of the Exchange Act, and (iii) thereafter cause the Company Proxy Statement to be mailed to holders of Company Common Stock as promptly as reasonably practicable after the Form S-4 is declared effective, and, in any event, within three (3) Business Days after the Form S-4 is declared effective.

(d) If at any time prior to the Effective Time there shall occur (i) any event with respect to the Company or any of its Subsidiaries, or with respect to information supplied by the Company for inclusion in the

Form S-4 or the Company Proxy Statement, or (ii) any event with respect to Parent, or with respect to information supplied by Parent for inclusion in the Form S-4 or the Company Proxy Statement, in either case, which event is required to be described in an amendment of or a supplement to the Form S-4 or the Company Proxy Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company.

(e) Each of the Company and Parent shall (i) promptly (and in any case, no less than twenty-four (24) hours after a director or senior executive officer of such party becomes aware) notify the other of the receipt of any comments from the SEC or its staff or any other applicable government official and of any requests by the SEC or its staff or any other applicable government official for amendments or supplements to any of the filings with the SEC in connection with the Merger and other transactions contemplated hereby or for additional information and (ii) promptly (and in any case, no less than twenty-four (24) hours after a director or senior executive officer of such party becomes aware) supply the other with copies of all correspondence between the Company or any of its representatives, or Parent or any of its representatives, as the case may be, on the one hand, and the SEC or its staff or any other applicable government official, on the other hand, with respect thereto. The Company and Parent shall use their respective reasonable best efforts to respond to any comments of the SEC or its staff with respect to the Form S-4 and the Company Proxy Statement as promptly as reasonably practicable. The Company and Parent shall cooperate with each other and provide to each other all information necessary in order to prepare the Form S-4 and the Company Proxy Statement as expeditiously as practicable, and each of them shall provide promptly to the other party any information that such party may obtain that could necessitate an amendment or supplement to any such document.

(f) The Company shall, within forty (40) days after the commencement of the mailing of the Company Proxy Statement (or, if the Company’s nationally recognized proxy solicitation firm advises forty (40) days after the commencement of the mailing of the Company Proxy Statement is insufficient time to submit and obtain the Company Stockholder Approval, such later date to which Parent consents (such consent not to be unreasonably withheld, conditioned or delayed)), duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) for the purpose of obtaining the Company Stockholder Approval, and the Board of Directors of the Company shall recommend to the Company’s stockholders the adoption of this Agreement (the “Company Recommendation”) and shall include such recommendation in the Company Proxy Statement; provided, however, that the Board of Directors of the Company may fail to make such Company Recommendation or make a Change in the Company Recommendation if permitted by, and in accordance with, Section 5.2(b). Without limiting the generality of the foregoing, but subject to Section 5.2(b) and the Company’s rights to terminate this Agreement under the circumstances set forth in Section 9.1, the Company agrees that its obligations pursuant to the first sentence of this Section 5.2(f) or its other obligations under this Section 5.2 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or its stockholders or representatives of any Acquisition Proposal. The Company shall use its reasonable best efforts to hold the Company Stockholder Meeting as soon as reasonably practicable after the Form S-4 becomes effective and (subject to any Change in the Company Recommendation permitted by, and in accordance with, Section 5.2(b)) to obtain the Company Stockholder Approval. The Company shall not, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), adjourn, postpone or otherwise delay the Company Stockholder Meeting; provided that the Company may, notwithstanding the foregoing, without the prior written consent of Parent, adjourn or postpone the Company Stockholder Meeting (A) if, after consultation with Parent, the Company believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (1) solicit additional proxies necessary to obtain the Company Stockholder Approval, or (2) distribute any supplement or amendment to the Company Proxy Statement the distribution of which the Board of Directors of the Company has determined in good faith to be necessary under applicable law after consultation with, and taking into account the advice of, outside legal counsel or (B) for an absence of a quorum, and the Company shall use its reasonable best efforts to obtain such a quorum as promptly as practicable. Notwithstanding the foregoing, (x) the Company may not, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), postpone the Company Stockholder Meeting more than a total of three (3) times pursuant to clause (A)(1) or (B) of the immediately preceding sentence, and no such postponement or adjournment pursuant to clause (A)(1) or (B) of the immediately preceding sentence shall be, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), for a period exceeding ten (10) Business Days and in no event may the Company postpone the Company Stockholder Meeting without the written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed) if doing so would require the setting of a new record date and (y) if the Company Stockholder Meeting is postponed, the Company shall reconvene the Company Stockholder Meeting at the earliest practicable date on which the Board of Directors reasonably expects to have sufficient affirmative votes to obtain the Company Stockholder Approval. Without the prior written consent of Parent, the matters contemplated by the Company Stockholder Approval shall be the only matters (other than matters of procedure and matters required by applicable law to be voted on by the Company’s stockholders in connection therewith) that the Company shall propose to be voted on by the stockholders of the Company at the Company Stockholder Meeting. The Company shall otherwise coordinate and cooperate with Parent with respect to the timing of the Company Stockholder Meeting and will otherwise comply with all legal requirements applicable to the Company Stockholder Meeting. The Company shall provide updates to Parent with respect to the proxy solicitation for the Company Stockholders Meeting (including interim results) as reasonably requested by Parent.

Section 5.3 Resignation of Company Directors. The Company shall use reasonable best efforts cause each director of the Company to deliver a written resignation to the Company effective at the Effective Time.

Section 5.4 Other Actions. Subject to and in accordance with the provisions of Article VII, the Company and Parent shall cooperate with each other to lift any injunctions or remove any other impediment to the consummation of the transactions contemplated herein.

Section 5.5 Certain Actions. The Parties have agreed to the matters and agreements set forth in, and shall take any actions contemplated by, Section 5.5 of the Company Disclosure Schedules.

ARTICLE VI

COVENANTS OF PARENT

Parent agrees that:

Section 6.1 Conduct of Parent. From the date of this Agreement until the Effective Time, except with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), as expressly permitted or required by this Agreement, as may be required by applicable law or as set forth in Section 6.1 of the Parent Disclosure Schedules, Parent and its Subsidiaries shall conduct their business in a manner not involving the entry by Parent or its Subsidiaries into lines of businesses that are materially different from the lines of businesses of Parent and its Subsidiaries on the date of this Agreement. Without limiting the generality of the foregoing, except with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), as expressly permitted or required by this Agreement, as may be required by applicable law, or as set forth in Section 6.1 of the Parent Disclosure Schedules, from the date of this Agreement until the Effective Time, Parent shall not, nor shall Parent permit any of its Subsidiaries to:

(a) adopt or propose any change in the certificate of incorporation or by-laws of Parent;

(b) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent;

(c) (i) split, combine, subdivide or reclassify Parent’s outstanding shares of capital stock, or (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to Parent’s capital stock other than regular quarterly cash dividends payable by Parent (including any increases thereof consistent with past practice or changes thereto as described in Section 6.1(b) of the Parent Disclosure Schedules), and in any case not including any special dividend; provided, however, that Parent shall not declare, set aside or pay any dividend except in accordance with, and the foregoing shall not restrict any dividend declared and paid in accordance with, Section 7.11;

(d) enter into (or agree to enter into) any acquisition, joint venture, exclusive arrangement or other similar arrangement, or any agreement to effect, or any letter of intent or similar document contemplating, any acquisition (including by merger, consolidation or acquisition), joint venture, exclusive arrangement or other similar arrangement, that would reasonably be expected to prevent, materially delay, materially interfere with or materially impede the consummation of the Merger and the Transactions, including, any such action that would reasonably be expected to prevent, materially impede or materially delay the ability of the parties to (y) obtain the expiration or termination of the waiting period under the HSR Act or any other applicable antitrust laws, or (z) obtain any authorizations, consents, orders, and approvals of any governmental body, agency or authority, in each case, necessary for the consummation of the Merger and the other Transactions; or

(e) agree or commit to do any of the foregoing.

Section 6.2 Obligations of Merger Subsidiary. Parent will take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 6.3 Director and Officer Liability.

(a) Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement, from the Effective Time and until the six (6) year anniversary of the Effective Time, Parent shall cause the Surviving Corporation and each of its Subsidiaries, other than the MLP, Opco and their Subsidiaries, to indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director, officer or employee of the Company or of such Subsidiary, as applicable, or who acts as a fiduciary under any Company Benefit Plan or is or was serving at the request of the Company or of such Subsidiary as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise (including the MLP, Opco and their Subsidiaries) (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement of or incurred in connection with any threatened or actual claim (including a claim of a violation of applicable law), action, audit, demand, suit, proceeding, investigation or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, audit, demand, suit, proceeding, investigation or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action (“Proceeding”) to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of or in connection with the fact that such Person is or was a director, officer or employee of the Company or of such Subsidiary, a fiduciary under any Company Benefit Plan or is or was serving at the request of the Company or of such Subsidiary as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise (including the MLP, Opco and their Subsidiaries) or by reason of anything done or not done by such Person in or in connection with any such capacity, whether pertaining to any act or omission occurring or existing prior to, at or after the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable law (and Parent shall cause the Surviving Corporation or such Subsidiary to pay expenses incurred in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable law). Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.3(a), upon learning of any such Proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a party from any obligations that it may have under this Section 6.3(a) except to the extent such failure materially prejudices such party’s position with respect to such claims). Parent will have the right, upon written notice to any applicable Indemnified Person, to assume the defense of any Proceeding in respect of which indemnification is or would be sought hereunder employing counsel reasonably satisfactory to such Indemnified Person. Notwithstanding anything to the contrary in this Section 6.3, an Indemnified Person shall only be entitled to the rights provided in this Section 6.3 after providing a written undertaking by or on behalf of such

Indemnified Person to repay such amounts if it is ultimately determined under applicable law that such Indemnified Person is not entitled to be indemnified.

(b) Parent and the Surviving Corporation shall not amend, repeal or otherwise modify any provision in the organizational documents of the Surviving Corporation or its Subsidiaries other than the MLP, Opco and their Subsidiaries (and Parent shall not authorize or consent to any such amendment, repeal or other modification of the organizational documents of the MLP, Opco or any of their Subsidiaries) in any manner that would adversely affect the rights thereunder of any Indemnified Person to indemnification, exculpation or expense advancement, except to the extent required by applicable law. Parent shall cause the Surviving Corporation and its Subsidiaries (other than the MLP, Opco and their Subsidiaries) to fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or any of such Subsidiaries and any of its or their directors, officers or employees existing immediately prior to the Effective Time.

(c) To the fullest extent permitted under applicable law, Parent shall cause the Surviving Corporation and each of its Subsidiaries (other than the MLP, Opco and their Subsidiaries) to indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in this Section 6.3, relating to the enforcement of such Indemnified Person’s rights under this Section 6.3; provided, that, any such Indemnified Person shall only be entitled to the rights of advancement provided in this Section 6.3(c) after providing a written undertaking by or on behalf of such Indemnified Person to repay such amounts if it is ultimately determined under applicable law that such Indemnified Person is not entitled to be indemnified.

(d) Parent shall cause the Surviving Corporation to put and keep in place for a period of at least six (6) years from the Effective Time, and Parent shall fully prepay no later than immediately prior to the Closing, “tail” insurance policies with a claims reporting or discovery period of at least six (6) years from the Effective Time placed with insurance companies having the same or better AM Best Financial rating as the Company’s current directors’ and officers’ liability and fiduciary liability insurance companies with terms and conditions providing retentions, limits and other material terms no less favorable than the current directors’ and officers’ liability insurance policies and fiduciary liability insurance policies maintained by the Company with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time; provided, however, that Parent may elect in its sole discretion but shall not be required to, spend more than the amount set forth on Section 6.3 of the Company Disclosure Schedule (the “Cap Amount”) for the six (6) years of coverage under such “tail” policy; provided, further, that if the cost of such insurance exceeds the Cap Amount, and Parent elects not to spend more than the Cap Amount for such purpose, then Parent shall purchase as much coverage as is reasonably available for the Cap Amount.

(e) In the event that Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.3. Parent and the Surviving Corporation shall not sell, transfer, distribute or otherwise dispose of any of their assets or the assets of any Subsidiary (whether by merger, consolidation, operation of law or otherwise) in a manner that would reasonably be expected to render Parent or the Surviving Corporation unable to satisfy their obligations under this Section 6.3. The provisions of this Section 6.3 are intended to be for the benefit of, and shall be enforceable by, the parties and any and all Persons entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.3, and their heirs and representatives.

Section 6.4 Form S-4. Subject to the terms and conditions of this Agreement, Parent shall prepare and file with the SEC under the Securities Act the Form S-4, and shall use its reasonable best efforts to cause the Form S-4 to be declared effective by the SEC a sufficient time prior to the Company Stockholder Meeting to allow the Company to mail the Company Proxy Statement to the Company stockholders, as required by the rules and regulations of the SEC, prior to the Company Stockholder Meeting. Parent shall take any action required to be taken under foreign or state securities or “blue sky” laws in connection with the issuance of Parent Common Stock in connection with the Merger.

Section 6.5 Stock Exchange Listing. Parent shall take all necessary action to cause the shares of Parent Common Stock to be issued in connection with the Merger to be listed on the NYSE, subject to official notice of issuance.

Section 6.6 Employee Benefits.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation to honor in accordance with their terms all benefits and obligations, subject to Section 6.6(b) hereof, under the Company Benefit Plans, each as in effect on the date of this Agreement (or as adopted or amended to the extent permitted by Section 5.1), to the extent that entitlements or rights, actual or contingent (whether such entitlements or rights are vested as of the Effective Time or become vested or payable only upon the occurrence of a further event) exist in respect thereof as of the Effective Time. Parent and the Company hereby agree that the consummation of the Merger shall constitute a “Change in Control” for purpose of any employee arrangement and all other Company Benefit Plans, pursuant to the terms of such plans in effect on the date of this Agreement (or as adopted or amended to the extent permitted by Section 5.1). No provision of this Section 6.6(a) shall be construed as a limitation on the right of Parent to amend or terminate any Company Benefit Plans which the Company would otherwise have under the terms of such Company Benefit Plan, and no provision of this Section 6.6(a) shall be construed to create a right in any employee or beneficiary of such employee under a Company Benefit Plan that such employee or beneficiary would not otherwise have under the terms of such plan.

(b) For a period of one (1) year following the Effective Time, Parent shall continue to provide to each individual who is employed by the Company or its Subsidiaries as of the Effective Time who remains employed with Parent or any Subsidiary of Parent (“Affected Employees”), for so long as such Affected Employee remains employed by Parent or any Subsidiary of Parent, compensation and employee benefits (i) pursuant to the Company’s or its applicable Subsidiary’s compensation (including, for the avoidance of doubt, equity incentive compensation; provided that Parent may provide cash-based compensation of equivalent grant date value in lieu of the grant date value of equity incentive compensation) and employee benefit plans, programs, policies and arrangements as provided to such Affected Employees immediately prior to the Effective Time or (ii) pursuant to compensation and employee benefit plans, programs, policies or arrangements maintained by Parent or any Subsidiary of Parent providing coverage and benefits, which, in the aggregate, are no less favorable than those provided to employees of Parent in positions comparable to positions held by Affected Employees of Parent and its Subsidiaries from time to time after the Effective Time. Notwithstanding the generality of the foregoing, for a period of one (1) year following the Effective Time, Parent shall continue to provide to each Affected Employee, for so long as each Affected Employee remains employed by Parent or any Subsidiary of Parent, (i) a base salary or wage rate, as applicable, and short-term cash incentive compensation opportunity, in each case, no less favorable than those provided to the Affected Employee immediately prior to the Effective Time; (ii) target long-term incentive compensation opportunities that are no less favorable in the aggregate than those provided to the Affected Employee immediately before the Effective Time, provided that in lieu of equity awards, Parent may substitute other forms of cash-based compensation having equivalent grant date value and equivalent vesting terms; (iii) all other compensation and employee benefits (including any defined benefit pension and post- retirement welfare benefits) that are no less favorable in the aggregate than were provided to the Affected Employee immediately before the Effective Time, and (iv) severance payments and benefits under the plans identified on Section 6.6(b) of the Company Disclosure Schedules. In furtherance of the short-term cash incentive compensation opportunity commitment in clause (i) of the immediately preceding sentence, if Parent modifies or terminates the Company’s short-term cash incentive compensation plan for the year in which the Effective Time occurs in accordance with the terms as of immediately prior to the Effective Time, the short-term cash incentive compensation awarded to an Affected Employee in respect of the year in which the Closing occurs shall be determined on a basis no less favorable than that applicable to a similarly situated employee of Parent and its Subsidiaries.

(c)  Notwithstanding anything contained herein to the contrary, Parent shall, or shall cause the Surviving Corporation to, (i) honor the terms of those Company Employee Plans that are identified in Section 6.6(c) of the Company Disclosure Schedule (the “Company Retiree Plans”) and provide each Affected Employee with the post-retirement benefits that are provided under such Company Benefit Plans as of the date hereof (without adverse amendment); or (ii) allow each Affected Employee to participate in, and receive benefits from, Parent’s applicable post-retirement health plans as they may be in effect from time to time (the “Parent Retiree Plans”) upon their eligibility to enroll (without regard to whether such plans are frozen as to eligibility or participation) taking into account the service crediting provisions in Section 6.6(d) and service with Parent and its Affiliates after the Effective Time for all purposes, including for purposes of any employer subsidy; provided that, if as of the Effective Time, an Affected Employee satisfies the eligibility requirements under the Company Retiree Plans, such Affected Employee shall automatically satisfy the eligibility requirements under the Parent Retiree Plans as of the Effective Time; provided, further, that, for the avoidance of doubt, following the commencement of participation by an Affected Employee in the Parent Retiree Plans, such Affected Employee shall be subject to the terms and provisions of the Parent Retiree Plans in the same manner as the other similarly situated employees of Parent and its Subsidiaries (including as a result of any amendments or termination thereof).

(d) Parent will, or will cause the Surviving Corporation to, give each Affected Employee full credit for purposes of eligibility, vesting and benefit accrual (including the Parent Retiree Plans but excluding benefit accruals under any defined benefit pension plan that, in each case, is not a Company Benefit Plan) under any employee benefit plans or arrangements maintained by Parent or any Subsidiary of Parent for such Affected Employee’s service with the Company or any Subsidiary (and their respective predecessor entities) to the same extent recognized by the Company immediately prior to the Effective Time, except to the extent (i) that such credit would result in a duplication of benefits or compensation for the same period of service or (ii) such employee benefit plan or arrangement is closed to new participants (other than as specifically provided in Section 6.6(c)).

(e) Parent will, or will cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to each Affected Employee under any welfare benefit plans that such Affected Employee may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such Affected Employee and that have not been satisfied as of the Effective Time under any welfare plan maintained for the Affected Employee immediately prior to the Effective Time, and (ii) for the first plan year of eligibility, provide each Affected Employee with credit for any co-payments and deductibles paid prior to the commencement of participation in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such Affected Employee is eligible to participate in after the Effective Time. References to “Affected Employee” in this Section 6.6(e) shall also refer to the applicable Affected Employee’s eligible dependents.

(f) If requested by the Parent in writing delivered to the Company not less than twenty (20) Business Days prior to the Closing Date, the Company and each of its Subsidiaries shall adopt resolutions and take all such corporate action as is necessary to terminate each 401(k) plan maintained, sponsored or contributed to by the Company or any of its Subsidiaries (collectively, the “Company 401(k) Plans”), in each case, contingent upon the occurrence of the Closing and effective as of the day immediately prior to the Closing Date, and the Company shall provide Parent with evidence that such Company 401(k) Plans have been properly terminated, with the form of such termination documents subject to the prior review of Parent. To the extent the Company 401(k) Plans are terminated pursuant to Parent’s request, the Affected Employees shall be eligible to participate in a 401(k) plan maintained by Parent or one of its Subsidiaries immediately following the Closing Date, and such Affected Employees shall be entitled to effect a direct rollover of any eligible rollover distributions (as defined in Section 402(c)(4) of the Code), including any outstanding loans and Company Common Stock, to such 401(k) plan maintained by Parent or its Subsidiaries.

(g) Nothing contained in this Section 6.6, express or implied, shall (i) be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, (ii) limit the ability of Parent or the Company or any of their respective Subsidiaries or affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, except as permitted by the terms of such plan, program, agreement, contract, policy or arrangement, (iii) create any third-party beneficiary rights or obligations in any person (including any employee) or any right to employment or services or continued employment or service or to a particular term or condition of employment or service with Parent or the Company or any of their respective Subsidiaries or affiliates or (iv) limit the right of Parent or the Company (or any of their respective Subsidiaries or affiliates) to terminate the employment or service of any employee or other service provider following the Closing at any time and for any or no reason.

(h)  Following the date of this Agreement, to the extent applicable and practicable, the Company shall use commercially reasonable efforts to provide Parent with a list of employees of the Company or its Subsidiaries who would be affected by any facility closings or employee layoffs or reductions in force that would trigger the notice requirements under the WARN Act and that would occur between the date of this Agreement and the Closing Date.

ARTICLE VII

COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 7.1 Reasonable Best Efforts.

(a) Subject to Section 5.2, Section 7.1(b) and Section 7.1(c), the Company and Parent shall each cooperate with the other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and applicable laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including, without limitation, preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtain as soon as practicable all approvals, consents, registrations, permits, expirations or terminations of waiting periods, authorizations and other confirmations required to be obtained from any third party or governmental body, agency, authority or official which are necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement. The Company and Parent shall submit the notifications required under the HSR Act relating to the Merger within ten (10) Business Days of the date of this Agreement and shall prepare and file such other materials as may be required under any applicable laws relating to the Merger in the jurisdictions set forth on Section 7.1(a) of the Company Disclosure Schedules as promptly as practicable following the date of this Agreement. Prior to Closing, and subject to applicable laws relating to the exchange of information, the Company and Parent shall each keep the other apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with obtaining all required approvals or consents of any governmental agency, body, authority or entity in connection with the Merger. The Company and Parent shall have the right to review in advance, and each will consult the other to provide any necessary information with respect to all filings made with, or written materials submitted to, any third party and/or any governmental agency, body, authority or entity in connection with the Merger and the other transactions contemplated by this Agreement. The Company and Parent shall each promptly inform the other party, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party orally of) any communication from any governmental agency, body, authority or entity regarding the Merger, and provide the other party with the opportunity to participate in any meeting, teleconference, or videoconference with any governmental agency, body, authority or entity in respect of any filing, investigation or other inquiry in connection with the Transactions; provided that notwithstanding anything to the contrary in this Section 7.1, Parent shall have the principal responsibility, in consultation with the Company, for determining and implementing the strategy for obtaining any necessary clearance, consents, approvals, or waiting period expirations or terminations pursuant to any (x) antitrust, competition or trade regulation law that may be asserted by any governmental agency, body, authority or entity with respect to the Merger (collectively, “Antitrust Laws”) or (y) other applicable laws and shall do so in a manner reasonably designed to obtain any such clearance, consents, approvals or waiting period expirations or terminations, as promptly as reasonably practicable and, in any event prior to the End Date; but provided, further, that the foregoing shall not limit in any respect any party’s obligations under this Agreement. If either party receives a request for additional information or documentary material from any governmental agency, body, authority or entity with respect to the Merger, then such party will use its reasonable best efforts to make, or cause to be made, as promptly as practicable and after consultation with the other party, an appropriate response in compliance with such request. Subject to applicable laws or any request made by any applicable governmental agency, body, authority or entity (including the staff thereof), the Company and Parent shall each furnish to each other copies of all correspondence, filings (other than the notifications required under the HSR Act) and written communications between it and any such governmental agency, body, authority or entity with respect to this Agreement and the Merger, and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of filings or submissions of information to any such governmental agency, body, authority or entity; provided that materials provided pursuant to this Section 7.1(a) may be redacted (x) to remove references concerning the valuation of the Company, (y) as necessary to comply with contractual obligations, and (z) as necessary to address reasonable privilege or confidentiality concerns.

(b) Without limiting Section 7.1(a), Parent and the Company shall, subject to Section 7.1(c), as applicable: (i) each use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the Closing, on or before the End Date (as defined in Section 9.1(b)(i)), including without limitation defending through litigation on the merits (including appeal) any claim asserted in any court by any Person; and (ii) each use its reasonable best efforts to avoid or eliminate each and every impediment under any Antitrust Laws or any other applicable law so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the End Date), including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such businesses, product lines or assets of Parent, the Company and their respective Subsidiaries and (y) otherwise taking or committing to take actions that after the Closing Date would limit Parent or its Subsidiaries’ freedom of action with respect to, or its or their ability to retain, one or more of the businesses, product lines or assets of Parent, the Company and their respective Subsidiaries, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any lawsuit or proceeding, which would otherwise have the effect of preventing or materially delaying the Closing. Parent and, if requested by Parent, the Company shall agree to divest, sell, dispose of, hold separate, or otherwise take or commit to take any action that limits its freedom of action with respect to, or Parent or Parent’s Subsidiaries’ ability to retain, any of the businesses, product lines or assets of Parent, the Company or any of their respective Subsidiaries; provided that any such action is conditioned upon the consummation of the Merger. The Company agrees and acknowledges that, notwithstanding anything to the contrary in this Section 7.1 or any other provision of this Agreement, in connection with any filing or submission required, action to be taken or commitment to be made by Parent, the Company or any of their respective Subsidiaries to consummate the Merger or other transactions contemplated by this Agreement, neither the Company nor any of the Company’s Subsidiaries shall, without Parent’s prior written consent, sell, divest, or dispose of any assets, exclusively license any material Company Intellectual Property, commit to any sale, divestiture or disposal of businesses, product lines or assets of the Company and the Company’s Subsidiaries or any exclusive license of material Company Intellectual Property or take any other action or commit to take any action that would limit the Company’s, Parent’s or any of their respective Subsidiaries’ freedom of action with respect to, or their ability to retain any of, their businesses, product lines or assets or material Company Intellectual Property; provided that the foregoing shall not relieve any party of its obligations under this Agreement.

(c) Notwithstanding anything else contained herein, neither the provisions of this Section 7.1 nor any other provision of this Agreement shall be construed to require Parent or any of Parent’s Subsidiaries to undertake (or to request or authorize the Company or any of the Company’s Subsidiaries to undertake and the Company shall not, and shall not permit any of its Subsidiaries to take, without Parent’s prior written consent) any efforts or to take any action if such efforts or action would, or would reasonably be expected to, result in a Substantial Detriment. “Substantial Detriment” shall mean any one of the following (1) changes or effects which would, individually or in the aggregate (and after giving effect to any reasonably expected proceeds of any divestiture or sale of assets, if applicable), result in, or be reasonably likely to result in, a material adverse effect on the financial condition, business, assets or continuing results of operations of the Company and its Subsidiaries, taken as a whole, at or after the Effective Time; provided that any requirement to divest or hold separate, or limit the operation of, any division, Subsidiary, interest, business, product line, asset or property relating to the operations conducted by Parent and its Subsidiaries prior to the Effective Time shall be deemed to constitute a Substantial Detriment if such action with respect to a comparable amount of assets or businesses of the Company and its Subsidiaries, taken together with all other actions taken pursuant to this Section 7.1, would be reasonably likely, in the aggregate, to have a material adverse effect on the financial condition, business, assets or continuing results of operations of the Company and its Subsidiaries, taken as a whole or (2) notwithstanding anything to the contrary in this Section 7.1(c) or elsewhere in this Agreement (but subject to the immediately following proviso) a requirement for Parent or any of its Subsidiaries (including at or after the Closing, the Company and any of its Subsidiaries) to provide prior notice to, or to obtain prior approval from any governmental agency, body, authority or entity; provided, that subject to and as specified in Section 7.1(c) of the Company Disclosure Schedules, Parent shall, if required by an applicable governmental agency, body, authority or entity, agree to any requirement to provide prior notice to, or to obtain prior approval from, any governmental agency, body, authority or entity to the extent such requirement is immaterial to Parent.

Section 7.2 Certain Filings. The Company and Parent shall cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any governmental body, agency, authority or official is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (b) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Company Proxy Statement or the Form S-4 and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 7.3 Access to Information. From the date of this Agreement until the Effective Time, to the extent permitted by applicable law, the Company and Parent will, during normal business hours and upon reasonable request, (a) give the other party and its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of such party and its Subsidiaries, (b) furnish to the other party and its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request, and (c) instruct its employees, counsel and financial advisors to reasonably cooperate with the other party in its investigation of the business of the Company or Parent, as the case may be; provided that such investigation shall not unreasonably disrupt the Company’s or Parent’s operations (it being understood and agreed that in no event shall any invasive or subsurface investigation or testing of any environmental media be conducted without the prior consent of the Company, such consent to be within the Company’s reasonable discretion); and provided, further, that no such investigation shall affect any representation or warranty given by either party hereunder; provided, further, that the Company shall perform the actions set forth on Section 7.3 of the Company Disclosure Schedules (subject to the terms of this Section 7.3). Notwithstanding the foregoing, neither the Company, on the one hand, nor Parent, on the other hand, shall be required to provide any information which it reasonably believes it may not provide to the other by reason of any applicable law, which constitutes information protected by attorney/client privilege, or which it is required to keep confidential by reason of contract or agreement with any third Person. Each party shall use reasonable efforts to make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. All information obtained by Parent or the Company pursuant to this Section 7.3 shall be kept confidential in accordance with, and shall otherwise be subject to the terms of, the Confidentiality Agreement dated as of October 1, 2023 between Parent and the Company (the “Confidentiality Agreement”).

Section 7.4 Tax Treatment.

(a) Neither Parent nor the Company shall, nor shall they permit their respective Subsidiaries to, take any action that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and each of Parent and the Company shall, and shall cause their respective Subsidiaries to, use its reasonable best efforts to cause the Merger to so qualify. Parent and the Company intend to report, and intend to cause their respective Subsidiaries to report, the Merger for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code (the “Reorganization Treatment”); provided that none of Parent, the Company or any Subsidiary of either thereof shall have any liability or obligation to any holder of Company Common Stock should the Merger fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) Each of Parent and the Company will, upon request by the other, use reasonable best efforts and reasonably cooperate with one another in connection with (i) the issuance of the Tax Opinion of Tax Counsel (each as defined in Section 8.3(c)) and (ii) the issuance to Parent or the Company of any other opinion of external counsel relating to the Reorganization Treatment (including if the SEC requires an opinion regarding the Reorganization Treatment to be prepared and submitted in connection with the declaration of effectiveness of the Form S-4, such opinion to be prepared by Tax Counsel. In connection with the foregoing, each of Parent and the Company shall deliver to Tax Counsel, upon request therefore, certificates (dated as of the necessary date and signed by an officer of the Company or Parent, as applicable), in form and substance consistent with the applicable certificates set forth in Section 7.4(b) of the Company Disclosure Schedules (in the case of the Company) and Section 7.4(b) of the Parent Disclosure Schedules (in the case of Parent). Each of Parent and the Company shall use its reasonable best efforts not to, and not permit any affiliate to, take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations and covenants made to counsel in the certificates set forth in Section 7.4(b) of the Company Disclosure Schedules (in the case of the Company) and Section 7.4(b) of the Parent Disclosure Schedules (in the case of Parent).

Section 7.5 Public Announcements. Parent and the Company will consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, (a) any press release or public statement as may be required by applicable law or any listing agreement with any national securities exchange may be issued prior to such consultation, if the party making the release or statement has used its reasonable best efforts to consult with the other party, and (b) a party may, without such consultation, issue a press release or make a public statement that is consistent with prior press releases issued or public statements made in compliance with this Section 7.5 or any communication plan or strategy previously agreed to by Parent and the Company. For the avoidance of doubt, nothing in this Section 7.5 shall prevent Parent or the Company from issuing any press release or making any public statement in the ordinary course that does not relate specifically to this Agreement or the transactions contemplated hereby. Subject to Section 5.2, the restrictions in this Section 7.5 shall not apply to press releases or other public statements in connection with an Acquisition Proposal or a Change in the Company Recommendation Change.

Section 7.6 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take any other actions and do any other things, in the name and on behalf of the Company or Merger Subsidiary, reasonably necessary to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 7.7 Notices of Certain Events.

(a) Each of the Company and Parent shall promptly notify the other party of:

(i) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(ii) any notice or other written communication from any governmental agency, body, authority or entity in connection with the transactions contemplated by this Agreement; and

(iii) any actions, suits, claims, investigations or proceedings (A) commenced or (B) to the best of its knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the consummation of the transactions contemplated by this Agreement;

provided, however, that no such notification (and no other notification required to be given under any other Section of this Agreement) shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 7.8 No Solicitation.

(a) The Company and its Subsidiaries will not, and the Company will direct and use its reasonable best efforts to cause its and its Subsidiaries’ respective officers, directors, employees, investment bankers, consultants, attorneys, accountants, agents and other representatives not to, directly or indirectly, take any action to solicit, initiate, or knowingly encourage or knowingly facilitate the making of any Acquisition Proposal (including, without limitation, by granting any waiver under Section 203 of the DGCL) or any inquiry with respect thereto or engage in discussions or negotiations with any Person with respect thereto (except to notify such Person of the existence of the provisions of this Section 7.8), or disclose any nonpublic information or afford access to properties, books or records to any Person that has made, or to the Company’s knowledge is considering making, any Acquisition Proposal, or approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, option agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal, or propose publicly or agree to do any of the foregoing relating to an Acquisition Proposal. Nothing contained in this Agreement shall prevent the Board of Directors of the Company from (i) complying with Rule 14e-2 under the Exchange Act with regard to an Acquisition Proposal or (ii) making any disclosure if, in the case of this clause (ii), in the good faith judgment of the Company’s Board of Directors, after consultation with outside counsel, the failure to make such disclosure would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties to the Company’s stockholders under applicable law; provided that any such disclosure that relates to an Acquisition Proposal shall be deemed to be a Change in the Company Recommendation unless the Company’s Board of Directors reaffirms in such disclosure the Company Recommendation. The Company shall be permitted to make any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act or complying with disclosure obligations under Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to an Acquisition Proposal shall not be a Change in the Company Recommendation so long as any action taken or statement made is consistent with this Section 7.8 (including the immediately foregoing sentence) and provided that any such disclosure permitted by this sentence shall not permit the Company Board of Directors to make a Change in the Company Recommendation except pursuant to Section 5.3. Notwithstanding anything to the contrary in this Agreement but subject to the first sentence of Section 7.8(b), prior to (but not after) the date of the Company Stockholder Approval, the Company may, directly or indirectly through its advisors, agents or other intermediaries, (A) furnish information and access, but only in response to a request for information or access, to any Person, and its representatives (including sources of financing), making a bona fide, written Acquisition Proposal to the Board of Directors of the Company after the date of this Agreement which was not obtained as a result of a breach of Section 5.2(a), Section 5.2(b) or this Section 7.8 and (B) participate in discussions and negotiate with such Person or its representatives concerning any such unsolicited Acquisition Proposal, if and only if, in any such case set forth in clause (A) or (B) of this sentence, (1) the Board of Directors of the Company concludes in good faith, (x) after receipt of the advice of a financial advisor of nationally recognized reputation and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal and (y) that failure to do so would be reasonably likely to be inconsistent with its fiduciary duties to the Company’s stockholders under applicable law and (2) the Company receives from the Person making such an Acquisition Proposal, prior to engaging in any of the activities described in clause (A) or (B) of this sentence, an executed confidentiality agreement the material terms of which, as they relate to confidentiality, are (without regard to the terms of such Acquisition Proposal) in all material respects (i) no less favorable to the Company and (ii) no less restrictive to the Person making such Acquisition Proposal than those contained in the Confidentiality Agreement. The Company agrees that any material non-public information provided to such

Person that has not previously been provided to Parent shall be provided to Parent prior to or substantially concurrently with the time it is provided to such Person. The Board of Directors of the Company shall not take any of the actions referred to in the foregoing clauses (A) and (B) unless the Company shall have first delivered to Parent written notice advising Parent that the Company intends to take such action; provided that only one such notice need be given with respect to any specific Acquisition Proposal or amended or modified Acquisition Proposal.

(b) In the event that on or after the date of this Agreement the Company receives an Acquisition Proposal, or any request for nonpublic information relating to the Company or any Subsidiary of the Company or for access to the properties, books or records of the Company or any Subsidiary of the Company by any Person that has made, or has informed the Company it is considering making, an Acquisition Proposal, the Company will (A) promptly (and in no event later than twenty-four (24) hours after a director or senior executive officer of the Company becomes aware of such an Acquisition Proposal or request) notify (which notice shall be provided orally and in writing and shall identify the Person making such Acquisition Proposal or request and set forth the material terms thereof) Parent thereof, (B) keep Parent reasonably and promptly informed of the status and material terms of (including with respect to changes to the status or material terms of) any such Acquisition Proposal or request, and (C) as promptly as practicable (but in no event later than twenty-four (24) hours after a director or senior executive officer of the Company becomes aware of receipt) provide to Parent unredacted copies of all material correspondence and material written materials (whether or not electronic) sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions thereof, including any proposed transaction agreements (along with all schedules and exhibits thereto and any financing commitments related thereto), as well as written summaries of any material oral communications relating to the terms and conditions thereof. The Company (x) shall, and shall cause its Subsidiaries to, immediately cease and cause to be terminated and shall use reasonable best efforts to cause its and their officers, directors, employees, investment bankers, consultants, attorneys, accountants, agents and other representatives to, immediately cease and cause to be terminated, all discussions and negotiations, if any, that have taken place prior to the date of this Agreement with any Persons with respect to any Acquisition Proposal or the possibility thereof, (y) shall promptly request each Person, if any, that has executed a confidentiality agreement within the nine (9) months prior to the date of this Agreement in connection with its consideration of any Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries and (z) immediately terminate all physical and electronic data room access for such Person and their representatives to diligence or other information regarding the Company or any of its Subsidiaries. The Company shall not modify, amend or terminate, or waive, release or assign, any provisions of any confidentiality or standstill agreement (or any similar agreement) to which the Company or any of its Subsidiaries is a party relating to any such Acquisition Proposal and shall enforce the provisions of any such agreement; provided that the Company shall be permitted on a confidential basis, upon written request by a relevant party thereto and without prior notice to Parent disclosing the party and the circumstances, to release or waive any standstill obligations solely to the extent necessary to permit the party referred therein to submit an Acquisition Proposal to the Board of Directors of the Company on a confidential basis. The Company shall provide written notice to Parent of any waiver or release of any standstill by the Company.

For purposes of this Agreement, “Acquisition Proposal” means any bona fide written offer or proposal for, or any bona fide written indication of interest in, any (i) direct or indirect acquisition or purchase of any business or assets of the Company or any of its Subsidiaries that, individually or in the aggregate, constitutes 20% or more of the net revenues, net income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of 20% or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes 20% or more of the net revenues, net income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole, (iii) tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes 20% or more of the net revenues, net income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole, or (iv) merger, consolidation, business combination, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose business constitutes 20% or more of the net revenue, net income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement. For purposes of this Agreement, “Superior Proposal” means any bona fide written Acquisition Proposal for or in respect of at least a majority of the outstanding shares of Company Common Stock or the Company’s and its Subsidiaries’ assets on terms that the Board of Directors of the Company determines in its good faith judgment (after consultation with, and taking into account the advice of, a financial advisor of nationally recognized reputation and outside legal counsel, taking into account all the terms and conditions of such Acquisition Proposal, including likelihood of consummation on the terms proposed and all legal, financial, regulatory and other aspects of such proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, as well as any revisions to the terms of the Merger or this Agreement proposed by Parent after being notified pursuant to Section 5.2(b)(i)) is more favorable to the Company’s stockholders than the Merger and the Transactions.

(c) The Company agrees that it will take the necessary steps promptly to inform its Subsidiaries and its officers, directors, investment bankers, consultants, attorneys, accountants, agents and other representatives of the obligations undertaken in this Section 7.8.

Section 7.9 Takeover Statutes. If any anti-takeover or similar statute or regulation is or may become applicable to the transactions contemplated hereby, each of the parties and its Board of Directors shall grant such approvals and take all such actions as are legally permissible so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any such restriction, statute or regulation on the transactions contemplated hereby.

Section 7.10 Section 16(b). Each of Parent and the Company shall take all such steps as may be reasonably necessary to cause the transactions contemplated hereby and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who (a) is a director or officer of the Company or (b) at the Effective Time will become a director or officer of Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.11 Coordination of Quarterly Dividends. Parent and the Company shall each coordinate their record and payment dates for their regular quarterly dividends to ensure that the holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their Company Common Stock and the Parent Common Stock that such holders receive in exchange therefor in the Merger. In addition, and without limiting the requirements of the previous sentence, the Company shall ensure that the date on which any quarterly dividend is declared and the record date with respect to any quarterly dividend shall be no later than five (5) Business Days following the one year anniversary of such dates for the corresponding quarter of the preceding year; provided, however, that in the quarter in which the Closing occurs, if the record date of Parent’s quarterly dividend has been declared and is a date prior to the Effective Time, then such quarterly dividend declaration date and record date of the Company shall occur no later than such date as is necessary to ensure that holders of Company Common Stock receive a quarterly dividend in accordance with the first sentence of this Section 7.11.

Section 7.12 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable law and the rules and regulations of NYSE to cause (a) the delisting of the Company Common Stock from NYSE as promptly as practicable after the Effective Time and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

Section 7.13 Treatment of Company Indebtedness.

(a) The Company shall use reasonable best efforts, and shall cause its applicable Subsidiaries to use commercially reasonable efforts, to deliver to Parent at least three (3) Business Days prior to the Closing Date a copy of a payoff letter (subject to the delivery of funds as arranged by Parent) with respect to the Company Credit Agreement (the “Subject Indebtedness”) in customary form, which payoff letter shall (i) indicate (1) the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and any other monetary obligations then due and payable under the Subject Indebtedness as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”) and (2) all letters of credit outstanding under the Company Credit Agreement (with respect to which the Company and the Parent shall reasonably cooperate to cause to be terminated, terminated and replaced with new letters of credit or backstopped with new letters of credit on or after the Closing Date) and (ii) state that upon receipt of the Payoff Amount under such payoff letter, the Subject Indebtedness and all related loan documents shall be terminated.

(b) Parent will be permitted to, or request the Company to, commence and conduct, in accordance with the terms of the Indentures, one or more offers to purchase, including any “Change of Control Offer” (as such term is defined in the respective Indenture) and/or any tender offers, or any exchange offers, and to conduct consent solicitations (each, a “Consent Solicitation”), if any (each, a “Debt Offer” and collectively, the “Debt Offers”), with respect to any or all of the outstanding aggregate principal amount of the Notes, provided that (A) any such Debt Offer is consummated using funds provided by Parent and (B) Parent shall (1) prepare all necessary and appropriate documentation in connection with a Debt Offer (the “Debt Offer Documents”), (2) provide the Company with a reasonable opportunity to review and comment on such documentation, (3) include any proposed changes reasonably requested by the Company to the extent relating to the Company or its Subsidiaries or to compliance with the applicable Indenture or applicable law and shall otherwise consider any such proposed changes in good faith and (4) any such Debt Offer shall be conducted in compliance with the applicable Indenture and applicable law (including SEC rules and regulations). The closing (or, if applicable, effectiveness) of the Debt Offers shall be expressly conditioned on the occurrence of the Closing; provided, that the consummation of a Debt Offer with respect to the Notes shall not be a condition to Closing. In connection with any Consent Solicitation, subject to the receipt of any requisite consents, the Company and its Subsidiaries shall execute a supplemental indenture to each of the Indentures in accordance with each respective Indenture, amending the terms and provisions of such Indenture as described in the Debt Offer Documents as reasonably requested by Parent, which supplemental indentures shall become operative no earlier than the Effective Time, and shall use reasonable best efforts to cause the Trustees to enter into such supplemental indentures prior to or substantially simultaneously with the Closing as determined by Parent. If reasonably requested by Parent, the Company shall use its reasonable best efforts to cause its legal counsel to provide (A) all customary legal opinions required by the applicable Indenture and (B) all customary legal opinions required by applicable laws (including SEC rules and regulations) solely as and to the extent that such opinions relate to the Company and its Subsidiaries, in each case, in connection with the transactions contemplated by this Section 7.13(b) and to the extent such legal opinions are required to be delivered prior to the Effective Time.

(c) If requested by Parent, in lieu of or in addition to Parent or the Company commencing a Debt Offer for the Notes, the Company shall use its reasonable best efforts, to the extent permitted by the Indentures, to (A) issue one or more notices of optional redemption for all or a portion of the outstanding aggregate principal amount of the Notes (which may be delivered at Parent’s request in advance of the Closing Date so long as the redemption of such notes is expressly conditioned upon the occurrence of the Closing), pursuant to the redemption provisions of the respective Indenture and (B) take any other actions reasonably requested by Parent to facilitate the satisfaction and discharge of the Notes pursuant to the satisfaction and discharge provisions of the respective Indenture and the other provisions of each such Indenture applicable thereto, provided that (1) any such redemption or satisfaction and discharge shall be consummated using funds provided by Parent and (2) consummation of any such redemption or satisfaction and discharge shall not be a condition to Closing. If reasonably requested by Parent, the Company shall use its reasonable best efforts to cause its legal counsel to provide all customary legal opinions required in connection with the redemptions contemplated by this Section 7.13(c) to the extent such legal opinions are required to be delivered prior to the Effective Time.

(d) Without limiting the foregoing, (i) the Company and Parent shall reasonably cooperate with each other with respect to customary actions for transactions of this type that are reasonably requested by Parent to be taken by the Company or its Subsidiaries under the Company Credit Agreement or any of the Company’s outstanding debt securities in connection with the Merger, including in connection with a Debt Offer, the execution of any supplemental indentures described in the Debt Offer Documents and any notice of redemption; provided that none of the Company, its Subsidiaries or their representatives shall be required to execute or, other than as provided in Section 7.13(b) and Section 7.13(c), deliver, or agree to any change or modification of, any agreement, document, certificate or opinion that (x) is effective prior to the Closing or that would be effective if the Closing does not occur, (y) is not accurate in light of the facts and circumstances at the time delivered, or (z) would conflict with the terms of the Company’s existing indebtedness or applicable law, (ii) the Company and Parent shall reasonably cooperate with each other with respect to actions that are reasonably requested by Parent to be taken by the Company or its Subsidiaries under the Letter of Credit Documents, which actions shall become effective on or after the Closing Date and (iii) Parent shall promptly reimburse the Company upon its written request for all reasonable and documented out-of-pocket costs incurred by the Company or any of its Subsidiaries in connection with the cooperation provided for in this Section 7.13 and reimburse, indemnify and hold harmless the Company and its Subsidiaries and their respective representatives from and against any and all liabilities and losses suffered or incurred by them in connection with the transactions contemplated by this Section 7.13.

(e) For purposes hereof:

(i) “Notes” refers to (i) the 7.875% Notes due 2029 (the “2029 Notes”), governed by the indenture, dated as of October 1, 1999 (as amended, supplemented or modified from time to time, the “1999 Base Indenture”), between Amerada Hess Corporation and The Chase Manhattan Bank, as trustee (the “1999 Base Indenture Trustee”), (ii) the 7.30% Notes due 2031 (the “2031 Notes”) governed by the 1999 Base Indenture, (iii) the 7.125% Notes due 2033 (the “2033 Notes”) governed by the 1999 Base Indenture, (iv) the 6.00% Notes due 2040 (the “2040 Notes”) governed by the indenture, dated as of March 1, 2006 (as amended, supplemented or modified from time to time, the “2006 Base Indenture”), between Amerada Hess Corporation and The Bank of New York Mellon, as successor to JP Morgan Chase Bank, N.A., as trustee (the “2006 Base Indenture Trustee”), (v) the 5.60% Notes due 2041 (the “2041 Notes”) governed by the 2006 Base Indenture, (vi) the 3.50% Notes due 2024 (the “2024 Notes”) governed by the 2006 Base Indenture, (vii) the 4.30% Notes due 2027 (the “2027 Notes”) governed by the 2006 Base Indenture, and (viii) the 5.80% Notes due 2047 (the “2047 Notes”) governed by the 2006 Base Indenture.

(ii) “Indentures” refers to (i) the 1999 Base Indenture and (ii) the 2006 Base Indenture.

(iii) “Trustees” refers to (i) the 1999 Base Indenture Trustee and (ii) the 2006 Base Indenture Trustee.

(iv) “Letter of Credit Documents” refers to (i) the Continuing Agreement for Standby Letters of Credit, dated as of January 11, 2023, between the Company and Sumitomo Mitsui Banking Corporation, (ii) Continuing Agreement for Standby Letters of Credit, dated as of December 6, 2022, between the Company and The Bank of Nova Scotia, Houston Branch, (iii) the Amended and Restated Continuing Agreement for Standby Letters of Credit, dated as of January 27, 2021, between the Company and Banco Bilbao Vizcaya Argentaria, S.A. (as amended by Amendment No. 1, dated as of April 12, 2022), (iv) the Continuing Agreement for Standby Letters of Credit, dated as of October 10, 2019, between the Company and The Toronto-Dominion Bank, New York Branch, (v) Continuing Agreement for Standby Letters of Credit, dated as of December 20, 2017, between the Company and BNP Paribas, (vi) Continuing Agreement for Standby Letters of Credit, dated as of June 24, 2016, between the Company and DNB ASA, (vii) any outstanding letters of credit issued under the foregoing, (viii) any outstanding letters of credit issued by Standard Charter at the request and for the account of the Company, on behalf of the Company or any wholly-owned subsidiary of the Company and (ix) any other outstanding letters of credit issued under the Company Credit Agreement set forth on Section 3.21(a)(iv) of the Company Disclosure Schedules.

Section 7.14 Transaction Litigation. The Company shall promptly notify Parent, and Parent shall promptly notify the Company, of any stockholder demands, litigations, arbitrations or other similar actions (including derivative claims) commencing against their respective directors or officers relating to this Agreement or any of the transactions contemplated by this Agreement (collectively, the “Transaction Litigation”) and shall keep each other informed regarding any Transaction Litigation. The Company and Parent shall cooperate with the other in the defense or settlement of any Transaction Litigation and shall in good faith consult with each other on a regular basis regarding the defense or settlement of such Transaction Litigation and shall give each other’s advice with respect to such Transaction Litigation reasonable consideration. None of the Company, Parent or any of their respective Subsidiaries shall settle or offer to settle any Transaction Litigation without the prior written consent of Parent or the Company, as applicable (such consent not to be unreasonably withheld, conditioned or delayed).

Section 7.15 Parent Vote. Immediately following the execution and delivery of this Agreement, Parent will cause the sole stockholder of Merger Subsidiary to execute and deliver to Merger Subsidiary a written consent adopting the Agreement in accordance with the DGCL.

Section 7.16 No Control of Other Party’s Business. Without in any way limiting any parties’ rights or obligations under this Agreement, the parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give the Company, directly or indirectly, the right to control or direct Parent’s or any of its Subsidiaries’ operations or give Parent, directly or indirectly, the right to control or direct the Company’s or any of its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 7.17 Applicability of Provisions to the MLP and Opco. Notwithstanding anything in this Agreement to the contrary, the obligations of the Company and its Subsidiaries under this Agreement to take an action or not to take an action shall only apply with respect to the MLP, Opco and their Subsidiaries to the extent (A) permitted by the organizational documents of the MLP, Opco and their Subsidiaries, (B) the Company is authorized and empowered to bind the MLP, Opco and their Subsidiaries or has the direct or indirect contractual or other legal authority to cause the MLP, Opco and their Subsidiaries to take such action or not take such action, as applicable, and (C) such action or inaction would not breach (x) any contractual obligation or fiduciary duty to the MLP, Opco or any of their equity holders or any contractual obligations or fiduciary duties of the MLP or Opco to their equity holders or (y) any contractual obligations in respect of debt for borrowed money of the MLP, Opco or their Subsidiaries.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent permitted by law, waiver) of the following conditions:

(a) this Agreement shall have been adopted by the stockholders of the Company in accordance with the DGCL;

(b) (i) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated; and (ii) any applicable waiting period, clearance or affirmative approval of any governmental body, agency or authority or other condition set forth on Section 8.1(b)(ii) of the Parent Disclosure Schedules has been obtained and any mandatory waiting period related thereto has expired;

(c) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall (i) prohibit or enjoin the consummation of the Merger or (ii) reasonably be expected to result in a Substantial Detriment solely to the extent set forth in Section 8.1(c)(ii) of the Parent Disclosure Schedules;

(d) the Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC; and

(e) the shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 8.2 Additional Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent permitted by law, waiver) of the following further conditions:

(a) (i) The Company shall have performed in all material respects all of its obligations hereunder required to be performed by it as of or prior to the Closing Date and (ii) (A) the representations and warranties of the Company set forth in Section 3.11(b) of this Agreement shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the date of this Agreement and at and as of the Closing Date, (B) the representations and warranties of the Company set forth in the first two sentences of Section 3.5 shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date except for De Minimis Inaccuracies, (C) the representations and warranties of the Company set forth in Section 3.5 (other than the first two sentences thereof)shall be true and correct (disregarding all qualifications or limitations as to “material”, “materiality” or “Company Material Adverse Effect”) in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, and (D) the representations and warranties of the Company set forth in Article III of this Agreement other than those described in the preceding clauses (A)-(C) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date except where the failure to be so true and correct (disregarding all qualifications or limitations as to “material”, “materiality” or “Company Material Adverse Effect”) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; provided, however, that, with respect to clauses (A), (B), (C), and (D) above, representations and warranties that are made as of a particular date or period shall be true and correct (consistent with the respective thresholds set forth in clause (A), (B), (C), or (D) as applicable) only as of such date or period. For purposes of this Agreement, “De Minimis Inaccuracies” means any inaccuracies that individually or in the aggregate are de minimis relative to the total fully diluted equity capitalization of the Company or Parent, as the case may be.

(b) Parent shall have received a certificate of the Company, executed on its behalf by an authorized officer of the Company, dated the Closing Date, certifying that the conditions set forth in Section 8.2(a)(i) and Section 8.2(a)(ii) have been satisfied.

Section 8.3 Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction (or, to the extent permitted by law, waiver) of the following further conditions:

(a) (i) Parent shall have performed in all material respects all of its obligations hereunder required to be performed by it as of or prior to the Closing Date and (ii) (A) the representations and warranties of Parent and Merger Subsidiary set forth in Section 4.10(b) of this Agreement shall be true and correct in all respects at and as of the Closing Date as though made at and as of the date of this Agreement and at and as of the Closing Date, (B) the representations and warranties of Parent and Merger Subsidiary set forth in the first two sentences of Section 4.5 shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date except for De Minimis Inaccuracies, (C) the representations and warranties of Parent and Merger Subsidiary set forth in Section 4.5 (other than the first two sentences thereof) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, and (D) the representations and warranties of Parent and Merger Subsidiary set forth in Article IV of this Agreement other than those described in the preceding clauses (A)-(C) shall be true and correct (disregarding all qualifications or limitations as to “material”, “materiality” or “Parent Material Adverse Effect”) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; provided, however, that, with respect to clauses (A), (B), (C) and (D) above, representations and warranties that are made as of a particular date or period shall be true and correct (consistent with the respective thresholds set forth in clause (A), (B), (C) or (D) as applicable) only as of such date or period.

(b) The Company shall have received a certificate of Parent, executed on its behalf by an authorized officer of Parent, dated the Closing Date, certifying that the conditions set forth in Section 8.3(a)(i) and Section 8.3(a)(ii) have been satisfied.

(c) The Company shall have received a written opinion of Wachtell, Lipton, Rosen & Katz, or, if Wachtell, Lipton, Rosen & Katz is unable, or declines, to deliver such opinion, of such other tax counsel of nationally recognized standing as Parent and the Company may mutually agree, such agreement not to be unreasonably withheld, conditioned or delayed (it being understood that Paul, Weiss, Rifkind, Wharton & Garrison LLP is mutually agreed to be acceptable other tax counsel) (“Tax Counsel”), dated as of the Closing Date, and in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Tax Opinion”). In rendering the Tax Opinion, Tax Counsel shall be entitled to receive and rely upon the certificates that shall be provided to it by each of the Company and Parent pursuant to Section 7.4(b).

Section 8.4 Frustration of Closing Conditions. None of the parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3, as the case may be, to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of this Agreement.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding the obtaining of the Company Stockholder Approval):

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Merger has not been consummated by April 22, 2024 (the “Initial End Date”, and as may be extended pursuant to this Section 9.1(b)(i), the “End Date”); provided, however, that if (x) the Effective Time has not occurred by such date by reason of nonsatisfaction of the condition set forth in Section 8.1(b) and (y) all other conditions in Article VIII have theretofore been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or (to the extent permitted by law) waived, the End Date will be October 22, 2024; provided, however, that if (x) the Effective Time has not occurred by such date by reason of nonsatisfaction of the condition set forth in Section 8.1(b) and (y) all other conditions in Article VIII have theretofore been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or (to the extent permitted by law) waived, the End Date will be April 22, 2025; provided, however, that if (x) the Effective Time has not occurred by such date by reason of nonsatisfaction of the condition set forth in Section 8.1(b) and (y) all other conditions in Article VIII have theretofore been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or (to the extent permitted by law) waived, the End Date will be October 22, 2025; provided, further, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has principally caused or resulted in the failure of the Effective Time to occur on or before the End Date; or

(ii) if the Company Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or any adjournment thereof;

(c) by either the Company or Parent, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Parent or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable (any such law, regulation, judgment, injunction, order or decree, a “Legal Restraint”); provided that the right to terminate this Agreement under this Section 9.1(c) shall not be available to any party whose failure to fulfill any obligation under Section 7.1 hereof has principally caused or resulted in the imposition of such Legal Restraint or the failure of such Legal Restraint to be resisted, resolved or lifted;

(d) by Parent, prior to receipt of the Company Stockholder Approval, if there shall have been a Change in the Company Recommendation, whether or not permitted by the terms hereof (or the Board of Directors of the Company or any committee thereof shall resolve to effect a Change in the Company Recommendation);

(e) by either Parent or the Company, if there shall have been a breach by the other of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 8.2(a) (in the case of a breach by the Company) or Section 8.3(a) (in the case of a breach by Parent), and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within 30 days after written notice thereof shall have been received by the party alleged to be in breach; or

(f) by the Company, at any time prior to receipt of the Company Stockholder Approval in order to enter into a definitive written agreement providing for a Superior Proposal; provided that (i) the Company has received a Superior Proposal after the date of this Agreement that did not result from a breach of Section 5.2(b)(i) or Section 7.8, (ii) the Company has complied in all material respects with Section 5.2(b)(i) with respect to such Superior Proposal, (iii) concurrently with, and as a condition to, any such termination the Company pays or causes to be paid to Parent (or its designee) the Company Termination Fee pursuant to Section 10.5 and (iv) the Board of Directors of the Company has authorized the Company to enter into, and the Company substantially concurrently enters into, a definitive written agreement providing for such Superior Proposal (it being agreed that the Company may enter into such definitive written agreement concurrently with any such termination).

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e) or (f) of this Section 9.1 shall give written notice of such termination to the other party in accordance with Section 10.1, specifying the provision hereof pursuant to which such termination is effected.

Section 9.2 Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto, except that (a) the agreements contained in Section 7.13(d), this Section 9.2, in Section 10.4 and Section 10.5 hereof and in the Confidentiality Agreement shall survive the termination hereof and (b) no such termination shall relieve any party of any liability or damages resulting from any material and intentional breach by that party of this Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.1 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including email or similar writing) and shall be given,

if to Parent or Merger Subsidiary, to:

Chevron Corporation

6001 Bollinger Canyon Road

San Ramon, California 94583

Attention:	Mary A. Francis, Corporate Secretary and Chief Governance Officer

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention:	Scott A. Barshay
Kyle T. Seifried
Email:	sbarshay@paulweiss.com
kseifried@paulweiss.com

if to the Company, to:

Hess Corporation

1185 Avenue of the Americas

New York, NY 10036

Attn:	Timothy B. Goodell, Executive Vice President, General Counsel

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attn:	Karessa L. Cain
Zachary S. Podolsky
Email:	KLCain@wlrk.com;
ZSPodolsky@wlrk.com

or such other address or email as such party may hereafter specify for the purpose by notice to the other parties hereto. Each such notice, request or other communication shall be effective (a) if given by email, when such email is transmitted to the email specified in this Section 10.1 and (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 10.1 or (ii) the receiving party delivers a written confirmation of receipt of such notice by email or any other method described in this Section 10.1 or (b) if given by any other means, when delivered at the address specified in this Section 10.1.

Section 10.2 Non-Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time or any termination of this Agreement.

Section 10.3 Amendments; No Waivers.

(a) Any provision of this Agreement (including the Exhibits and Schedules hereto) may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Subsidiary, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of this Agreement by the stockholders of the Company, no such amendment or waiver shall, without the further approval of such stockholders, alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company or (ii) any term of the certificate of incorporation of Parent.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 10.4 Expenses. Except as otherwise specified in this Agreement, including Section 10.5, or as otherwise agreed to in writing by the parties, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such cost or expense, except that (i) those expenses incurred in connection with printing, mailing and filing the Form S-4, (ii) all filing fees paid in respect of the filings under the HSR Act in connection with the Merger, and (iii) all reasonable and documented fees, costs and expenses incurred in connection with any cooperation provided or action taken pursuant to Section 7.13 or in connection with any financing to be obtained by Parent relating to the repayment or refinancing of any outstanding indebtedness of the Company pursuant to the terms of Section 7.13 shall in each case be borne by Parent.

Section 10.5 Company Termination Fee.

(a) Company Termination Fee. Any provision in this Agreement to the contrary notwithstanding, in the event that:

(i) Parent shall terminate this Agreement pursuant to Section 9.1(d);

(ii) (A) this Agreement is terminated by the Company or Parent pursuant to Section 9.1(b)(ii), (B) this Agreement is terminated by the Company or Parent pursuant to Section 9.1(b)(i) and the Company Stockholder Approval shall not theretofore have been obtained or (C) this Agreement is terminated by Parent pursuant to Section 9.1(e) and the Company Stockholder Approval shall not theretofore have been obtained, and in each case of clauses (A), (B) and (C), after the date of this Agreement but on or before the date of any such termination an Acquisition Proposal shall have been made and become publicly known whether or not withdrawn, (x) prior to the Company Stockholder Meeting (in the case of a termination contemplated by clause (ii)(A)) or (y) prior to the date of such termination (in the case of a termination contemplated by clause (ii)(B) or (ii)(C)); or

(iii) the Company shall terminate this Agreement pursuant to Section 9.1(f),

then in any case as described in clause (i), (ii) or (iii) the Company shall pay (or cause to be paid) to Parent (by wire transfer of immediately available funds), (x) in the case described in clause (i) or (iii), a fee of $1,715,000,000 (one billion seven hundred fifteen million dollars) (the “Company Termination Fee”) not later than the date of termination of this Agreement, and (y) in the case described in clause (ii), an amount equal to the Company Termination Fee not later than the earlier of the date an Acquisition Proposal is consummated or a definitive agreement is entered into by the Company providing for any Acquisition Proposal, as long as, in either case, such Acquisition Proposal is consummated or such definitive agreement is executed within twelve (12) months after the date of termination of this Agreement; provided, however, that for the purpose of this clause (y), all references in the definition of Acquisition Proposal to 20% shall instead refer to 50%. The Company acknowledges that the agreements contained in this Section 10.5(a) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails to pay timely any amount due pursuant to this Section 10.5(a) and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the amount payable to Parent pursuant to this Section 10.5(a), the Company shall pay to Parent its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount so payable at the rate on six (6)-month United States Treasury obligations (as of the date such payment was required to be made pursuant to this Agreement) plus three percent (3%). Subject in all cases to Section 9.2, in circumstances where the Company Termination Fee is paid in accordance with this Section 10.5(a), Parent’s receipt of the Company Termination Fee from or on behalf of the Company shall be Parent’s and Merger Subsidiary’s sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable laws or otherwise) against the Company and its Subsidiaries and any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees for all losses and damages suffered as a result of the failure of the Merger or the other Transactions to be consummated, for any breach or failure to perform hereunder or otherwise, and upon payment of such amount, no such Person shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

Section 10.6 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto except that Merger Subsidiary may transfer or assign, in whole or from time to time in part, to one or more of Parent’s controlled affiliates, its rights under this Agreement, but any such transfer or assignment will not relieve Merger Subsidiary of its obligations hereunder.

Section 10.7 Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of Delaware, without regard to principles of conflicts of law.

Section 10.8 Enforcement; Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, for which monetary damages would not be an adequate remedy, and accordingly, each party agrees that the other party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which the parties are entitled at law or in equity. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or thereby may only be brought in the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then in any court sitting of the State of Delaware in New Castle County) and any appellate court from any of such courts (in any case, the “Delaware Court”), and each of the parties hereby irrevocably consents to the exclusive jurisdiction of the Delaware Courts in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any of the Delaware Courts. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.1 shall be deemed effective service of process on such party when deemed given pursuant to Section 10.1; provided that nothing herein shall affect the right of any party to serve process in any other manner permitted by applicable law.

Section 10.9 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.10 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Electronic signatures (including those received as a .pdf attachment to electronic mail) shall be treated as original signatures for all purposes of this Agreement. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

Section 10.11 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof. Except for the provisions of (a) Articles I and II (including, for the avoidance of doubt, the rights of the former holders of Company Common Stock to receive the Merger Consideration), and (b) Section 6.3 (which from and after the Effective Time are intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and representatives), no provision of this Agreement or any other agreement contemplated hereby is intended to confer on any Person other than the parties hereto any rights or remedies.

Section 10.12 Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

Section 10.13 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.14 Interpretation. Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders, and words denoting natural persons shall include corporations, limited liability companies and partnerships and vice versa. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article, Section, Exhibit or Schedule, as applicable, of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “the date hereof”, “the date of this Agreement” and words of similar import mean the day and year first set forth above in the preamble to this Agreement. Unless the context otherwise requires, the terms “neither,” “nor,” “any,” “either” and “or” are not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.” References to “days” shall mean “calendar days” unless expressly stated otherwise. When used in this Agreement, “Business Day” means any day other than (i) a Saturday or a Sunday, (ii) a day on which commercial banks in New York City or the Secretary of State of the State of Delaware is authorized or required by law to be closed or (iii) any day on which the SEC’s Electronic Data Gathering and Retrieval system is not open to accept filings. References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively. Any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified. Except with respect to any disclosure in the Company Disclosure Schedules or Parent Disclosure Schedules, any contract referred to herein means such contract, instrument or law as from time to time amended, modified or supplemented. References to any statute shall be deemed to refer to such statute and any rules or regulations promulgated thereunder. References to a person are also to its permitted successors and assigns. The words “provided to”, “delivered” or “made available” and words of similar import refer to documents which were delivered in person or electronically to the other party or its representatives prior to the execution of this Agreement or, prior to 5:00 p.m. (New York City time) on the calendar day immediately preceding the date of this Agreement, posted to the data site maintained by the disclosing party or its representatives in connection with the transactions contemplated hereby (provided that, in the case of delivery via such data site, the other party had access to such documents in such data site and such documents were not removed from such data site prior to the execution hereof) and, for the avoidance of doubt, includes any documents filed or furnished by the disclosing party or its Subsidiaries with the SEC and publicly available on the SEC’s Electronic Data Gathering and Retrieval system as an exhibit after December 31, 2020 and prior to the date that was three calendar days prior to the execution of this Agreement. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CHEVRON CORPORATION

By:	/s/ Michael K. Wirth
Name:	Michael K. Wirth
Title:	Chief Executive Officer

YANKEE MERGER SUB INC.

By:	/s/ Bruce Niemeyer
Name:	Bruce Niemeyer
Title:	President

HESS CORPORATION

By:	/s/ John B. Hess
Name:	John B. Hess
Title:	Chief Executive Officer

Exhibit 3.1

The By-Laws of Hess Corporation are amended by adding the following:

ARTICLE XV

FORUM

Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee of the Corporation to the Corporation or to the Corporation’s stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty; (c) any action asserting a claim against the Corporation or any current or former director or officer or other employee of the Corporation arising pursuant to any provision of the General Corporation Law of the State of Delaware, the Restated Certificate of Incorporation or these By-Laws (as they may be amended, restated, modified, supplemented or waived from time to time); (d) any action to interpret, apply, enforce or determine the validity of the Restated Certificate of Incorporation or these By-Laws (as they may be amended, restated, modified, supplemented or waived from time to time); (e) any action asserting a claim related to or involving the Corporation that is governed by the internal affairs doctrine; or (f) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the General Corporation Law of the State of Delaware shall be the Delaware Court of Chancery (or if the Delaware Court of Chancery does not have subject matter jurisdiction, a state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware). Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, against the Corporation or any director or officer of the Corporation.

Exhibit 10.1

EXECUTION VERSION

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”) is made and entered into as of October 22, 2023 (the “Agreement Date”), by and among Chevron Corporation, a Delaware corporation (“Parent”), Hess Corporation, a Delaware corporation (the “Company”), and John B. Hess (the “Stockholder”). Each of Parent, the Company and the Stockholder is sometimes referred to as a “Party.”

RECITALS

A.  Concurrently with the execution and delivery of this Agreement, Parent, Yankee Merger Sub Inc., a Delaware corporation and direct wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, are entering into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) that, among other things and subject to the terms and conditions set forth therein, provides for the merger of Merger Sub with and into the Company, with the Company being the surviving entity in such merger (the “Merger”).

B.  As of October 17, 2023 (the “Reference Date”), the Stockholder is the sole or shared record and/or “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of the shares of common stock, par value $1.00 per share, of the Company (the “Common Stock”) described on Schedule A hereto (subject to the footnotes thereto), being all of the shares of Common Stock of which the Stockholder is the sole or shared record and/or beneficial owner as of the Reference Date (the “Owned Shares”, and the Owned Shares together with any additional shares of Common Stock as to which the Stockholder may acquire sole or shared record and/or beneficial ownership after the Reference Date (including by purchase, gift, bequest or other transfer, as a result of a stock split, reverse stock split, stock dividend or distribution or any change in Common Stock by reason of any recapitalization, reorganization, combination, reclassification, exchange of shares or similar transaction, or upon exercise, vesting or conversion of any securities (including any Company Options, Company RS Awards, Company PSU Awards or any other equity awards)), the “Covered Shares”).

C.  In connection with Parent’s and Merger Sub’s entering into the Merger Agreement, the Stockholder has agreed to enter into this Agreement with respect to such Covered Shares of which such Stockholder has sole or shared record and/or beneficial ownership as described on Schedule A.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

1.  Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms shall have the meanings assigned to them in this Section 1.

1.1.  “Expiration Time” shall mean the earliest to occur of (a) the time that the Merger Agreement is adopted by stockholders of the Company, (b) such date and time as the Merger Agreement is terminated pursuant to Article IX thereof, (c) the Effective Time, or (d) any Change in the Company Recommendation.

1.2.  “Transfer” shall mean any direct or indirect (a) sale, assignment or other disposition of any Covered Shares, (b) deposit of any Covered Shares into a voting trust, the entry into a voting agreement or arrangement (other than this Agreement) with respect to any Covered Shares or the grant of any proxy or power of attorney (other than in furtherance of this Agreement) with respect to any Covered Shares or (c) Contract to take any of the actions referred to in the foregoing clauses (a) or (b) above.

2.  Agreement to Not Transfer the Covered Shares.

2.1.  No Transfer of Covered Shares. Until the Expiration Time, the Stockholder agrees not to Transfer or cause the Transfer of any Covered Shares other than with the prior written consent of Parent or in accordance with and subject to Section 2.2. Any Transfer or attempted Transfer of any Covered Shares in violation of this Section 2.1 shall be null and void and of no effect whatsoever.

2.2.  Permitted Transfers. Notwithstanding anything herein to the contrary, (A) the Stockholder may Transfer any Covered Shares obtained upon the exercise of Company Options that are expiring on a date that is no later than ninety (90) days after the exercise date of such Company Options, (B) the Stockholders may Transfer Covered Shares in connection with the settlement or satisfaction of applicable Tax withholding of Company PSU Awards, (C) the Stockholder may Transfer to third parties, in one or more transactions, Covered Shares with aggregate fair value not to exceed $20,000,000 (twenty million dollars), and (D) the Stockholder may Transfer any or all Covered Shares to (i) any affiliate of the Stockholder, or (ii) any family member (including a trust for such family member’s benefit) of the Stockholder, in each case of clauses (D)(i) or (ii), only if the transferee of such Covered Shares agrees (or has agreed) to be bound by the terms of this Agreement and executes and delivers to the Parties a written consent and joinder (if such transferee is not already a party to this Agreement) memorializing such agreement, including the accuracy of the representations and warranties set forth in Section 6 herein mutatis mutandis with respect to such Transferee, prior to such Transfer. The Transfers permitted by any of the preceding clauses (A), (B), (C) or (D) shall not limit, but shall be in addition to, any Transfers permitted by each such other clause. Shares of Common Stock Transferred pursuant to clauses (A) through (C) of this Section 2.2 shall cease to be Covered Shares after such Transfer.

3.  Agreement to Vote the Covered Shares.

3.1.  Voting Agreement. Until the Expiration Time, at every meeting of the Company’s stockholders at which the following matter is to be voted on (and at every adjournment or postponement thereof), the Stockholder shall vote (including via proxy) or cause to be voted all of such Stockholder’s Covered Shares (including, if applicable, causing the holder of record on any applicable record date to vote (including via proxy) all of such Stockholder’s Covered Shares) (i) in favor of adoption of the Merger Agreement, (ii) in favor of the approval of any proposal to adjourn the meeting to a later date if there are not sufficient affirmative votes (in person or by proxy) to obtain the Company Stockholder Approval, and (iii) against any Acquisition Proposal or approval of any other proposal, transaction, agreement or action, without regard to the terms of such proposal, transaction, agreement or action, made in opposition to or in competition with, or that would reasonably be expected to prevent, materially delay or materially impede the consummation of, the Merger Agreement, the Merger or any other transactions contemplated thereby by the Initial End Date (the “Covered Proposals”).

3.2.  Quorum. Until the Expiration Time, at every meeting of the Company’s stockholders (and at every adjournment or postponement thereof), the Stockholder shall be represented in person or by proxy at such meeting (or cause the holders of record of its Covered Shares on any applicable record date to be represented in person or by proxy at such meeting) in order for the Covered Shares to be counted as present for purposes of establishing a quorum.

4.  Fiduciary Duties; Legal Obligations. The Stockholder is entering into this Agreement solely in its capacity as the sole or shared record holder and/or beneficial owner of the applicable Covered Shares. Nothing in this Agreement shall in any way limit or affect any actions taken by the Stockholder in his capacity as a director or officer of the Company or any of its affiliates or from complying with his fiduciary duties or other legal obligations while acting in such capacity as a director or officer of the Company or any of its affiliates.

5.  Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent that:

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5.1. Due Authority. The Stockholder has the full power and capacity to make, enter into and carry out the terms of this Agreement. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by Parent, constitutes a valid and binding obligation of the Stockholder enforceable against it in accordance with its terms, subject to Creditors’ Rights.

5.2. Ownership of the Covered Shares. (a) The Stockholder has, as of the Reference Date, sole and/or shared beneficial and/or record ownership of such Stockholder’s Covered Shares as described on Schedule A hereto, free and clear of any and all Liens, other than those (i) created by this Agreement, (ii) arising under applicable securities laws or (iii) as disclosed on Schedule A hereto, and (b) the Stockholder has the voting power described on Schedule A over the Covered Shares which is sufficient for the Stockholder to comply with the terms of this Agreement.

5.3. No Conflict; Consents.

a. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of its obligations under this Agreement and the compliance by the Stockholder with any provisions hereof does not and will not: (a) conflict with or violate any laws applicable to the Stockholder, or (b) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Covered Shares beneficially owned by the Stockholder pursuant to any Contract or obligation to which the Stockholder is a party or by which the Stockholder is subject.

b. No consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any governmental authority, is required by or with respect to the Stockholder in connection with the execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated hereby.

c. The Stockholder (i) has not entered into, and shall not enter into, at any time prior to the Expiration Time, any voting agreement, voting trust or similar arrangement with respect to any of the Covered Shares and (ii) has not granted, and shall not grant, at any time prior to the Expiration Time, a proxy or power of attorney with respect to any of the Covered Shares, in either case, that is in effect as of the date of this Agreement and conflicts with the Stockholder’s obligations pursuant to this Agreement with respect to the Covered Shares.

5.4. Absence of Litigation. As of the date of this Agreement, there is no action, suit, investigation or proceeding pending or threatened against or otherwise affecting, the Stockholder or the Covered Shares that would or would be reasonably be expected to impair the ability of the Stockholder to perform his obligations hereunder or to consummate the transactions contemplated hereby.

5.5. Reliance by Parent. The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution, and delivery of this Agreement and the performance of the Stockholder’s obligations hereunder.

6. Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholder that:

6.1. Due Authority. Parent has the full power and capacity to make, enter into and carry out the terms of this Agreement. Parent is duly organized, validly existing and in good standing in accordance with the laws of its jurisdiction of formation. The execution and delivery of this Agreement, the performance of Parent’s obligations hereunder, and the consummation of the transactions contemplated hereby has been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Parent and constitutes a valid and binding obligation of Parent enforceable against it in accordance with its terms, subject to Creditors’ Rights.

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6.2.  No Conflict; Consents.

a.  The execution and delivery of this Agreement by Parent does not, and the performance by Parent of its obligations under this Agreement and the compliance by Parent with the provisions hereof do not and will not: (a) conflict with or violate any laws applicable to Parent, or (b) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, pursuant to any Contract or obligation to which Parent is a party or by which Parent is subject.

b.  No consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any governmental authority, is required by or with respect to Parent in connection with the execution and delivery of this Agreement or the consummation by Parent of the transactions contemplated hereby.

7.  Miscellaneous.

7.1.  No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or the Company any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares. Parent shall have no authority to direct the Stockholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

7.2.  Documentation and Information. The Stockholder consents to and authorizes the publication and disclosure by Parent and the Company of the Stockholder’s identity and beneficial and/or record ownership of the Covered Shares (consistent with the information set forth in Schedule A), and the terms of this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement), in any press release, the Company Proxy Statement, the Form S-4 and any other disclosure document required by applicable law in connection with the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement.

7.3.  Further Assurances. The Stockholder agrees, from time to time, at the reasonable request of Parent and without further consideration, to execute and deliver such additional documents and take all such further action as may be reasonable required to consummate and make effective the transactions contemplated by this Agreement.

7.4.  Notices. All notices, requests and other communications to any party hereunder shall be in writing (including email or similar writing) and shall be given:

a.  if to the Stockholder, to the address for notice set forth on Schedule A hereto.

b.  if to Parent, to:

Chevron Corporation
6001 Bollinger Canyon Road San Ramon, California 94583
Attention:	Mary A. Francis, Corporate Secretary and Chief Governance Officer
with a copy (which shall not constitute notice) to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019

Attention:	Scott A. Barshay
Kyle T. Seifried
Email:	sbarshay@paulweiss.com
kseifried@paulweiss.com

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c.   if to Company, to:

Hess Corporation
1185 Avenue of the Americas
New York, NY 10036
Attn:	Timothy B. Goodell, Executive Vice President, General Counsel
with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention:	Karessa L. Cain
Zachary S. Podolsky
Email:	KLCain@wlrk.com
ZSPodolsky@wlrk.com

or such other address or email as such party may hereafter specify for the purpose by notice to the other parties hereto. Each such notice, request or other communication shall be effective (a) if given by email, when such email is transmitted to the email specified in this Section 7.4 and (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 7.4 or (ii) the receiving party delivers a written confirmation of receipt of such notice by email or any other method described in this Section 7.4 or (b) if given by any other means, when delivered at the address specified in this Section 7.4.

7.5.  Amendments; No Waivers. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the Parties. Any provision of this Agreement may be waived if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

7.6.  Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such cost or expense.

7.7.  Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties other than as provided by Section 2.2.

7.8.  Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of Delaware, without regard to principles of conflicts of law.

7.9.  Enforcement; Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, for which monetary damages would not be an adequate remedy, and accordingly, each party agrees that the other party shall be entitled to an injunction or injunctions to

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prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which the parties are entitled at law or in equity. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or thereby may only be brought in the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then in any court sitting of the State of Delaware in New Castle County) and any appellate court from any of such courts (in any case, the “Delaware Court”), and each of the parties hereby irrevocably consents to the exclusive jurisdiction of the Delaware Courts in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any of the Delaware Courts. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 7.4 shall be deemed effective service of process on such party when deemed given pursuant to Section 7.4; provided that nothing herein shall affect the right of any party to serve process in any other manner permitted by applicable law

7.10.  Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

7.11.  Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Electronic signatures (including those received as a .pdf attachment to electronic mail) shall be treated as original signatures for all purposes of this Agreement. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

7.12.  Entire Agreement; No Third Party Beneficiaries. This Agreement (including the Schedule hereto), together with the Merger Agreement, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof. No provision of this Agreement or any other agreement contemplated hereby is intended to confer on any Person other than the parties hereto any rights or remedies.

7.13.  Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

7.14.  Interpretation. Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders, and words denoting natural persons shall include corporations, limited liability companies and partnerships and vice versa. When a reference is made in this Agreement to a Section or Schedule, such reference shall be to a Section or Schedule, as applicable, of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by

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the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “the date hereof”, “the date of this Agreement” and words of similar import mean the day and year first set forth above in the preamble to this Agreement. Unless the context otherwise requires, the terms “neither,” “nor,” “any,” “either” and “or” are not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.” Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

7.15.  Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement.

7.16.  Termination. This Agreement shall automatically terminate without further action by any of the parties hereto and shall have no further force or effect as of the Expiration Time; provided that the provisions of Sections 7.4 to 7.16 shall survive any such termination.

[Signature page follows]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the date and year first above written.

CHEVRON CORPORATION

By:	/s/ Frank W. Mount
Name: Frank W. Mount
Title: Vice President of Business Development

HESS CORPORATION

By:	/s/ Timothy B. Goodell
Name: Timothy B. Goodell
Title: General Counsel & Corporate Secretary

/s/ John B. Hess
John B. Hess